Exhibit 99.1

TORM's vessels regularly call New York, and in December 2017 TORM also listed on the NASDAQ market site in New York.

ANNUAL REPORT 2017

TORM

CONTENTS
CHAIRMAN'S STATEMENT	HIGHLIGHTS 2017	PRODUCT TANKER MARKET	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS
4	8	21	52	87

STRATEGIC REPORT		GOVERNANCE		FINANCIAL STATEMENTS

Chairman's Statement	4	Chairman's Introduction	51	Consolidated Income Statement	87
Key Figures	6	Corporate Governance	52	Consolidated Statement of Comprehensive Income	87
Highlights	8	Audit Commitee Report	58	Consolidated Balance Sheet	88
Outlook 2018	11	Risk Committee Report	63	Consolidated Statement of Changes in Equity	89
Statement by the Executive Director	14	Nomination Committee Report	66	Consolidated Cash Flow Statement	91
Strategic Ambition and Business Model	16	Remuneration Committee Report	68	Notes to Consolidated Financial Statements	92
Value Chain in Oil Transportation	20	Investor Information	77	Parent Company 2017	128
The Product Tanker Market	21	Directors' Report	80	Company Balance Sheet	129
Key Performance Indicators	26	Statement of Directors' Responsibilities	84	Company Statement of Changes in Equity	130
US Listing	27			Notes to Parent Financial Statements	131
Corporate Social Responsibility	28			Independent Auditor's Report to the Members of TORM plc	135
Risk Management	37			TORM Fleet Overview	141
Financial Review 2017	41			Glossary	144

A WORLD-LEADING

PURE-PLAY PRODUCT TANKER COMPANY

ONE OF THE WORLD'S LARGEST OWNERS AND OPERATORS OF **PRODUCT TANKERS** THAT TRANSPORT REFINED OIL PRODUCTS

TORM PLC IS LISTED ON

NASDAQ

COPENHAGEN & NEW YORK

TORM

Figures as of 31 December 2017

● On the water
● Newbuildings

TORM	Vessel type	WORLD FLEET
10 (+4)	LR2	344
7 (+2)	LR1	355
52 (+4)	MR	1,618
8	Handysize	719

CUSTOMERS CONSIST OF

MAJOR INDEPENDENT OIL COMPANIES, STATE-OWNED OIL COMPANIES, OIL TRADERS AND REFINERS

TORM.COM

129

YEARS OF TRACK RECORD

~3,200
SEAFARERS

~300
LAND-BASED EMPLOYEES

TORM ANNUAL REPORT 2017 3

Chairman's Statement

In 2017, TORM continued to execute on its strategic objectives. I am pleased that we were able to grow the fleet through attractively priced vessel acquisitions, complete the US listing in December and finally, in January this year, we raised USD 100m in new equity for further growth.
Looking ahead, I have confidence in the strength and performance of the TORM platform. With an encouraging market outlook for product tankers, I look forward to reporting on our progress throughout 2018.
Christopher H. Boehringer, Chairman of the Board

In a year where product tanker rates were subdued for most of the year, I am pleased to report that TORM was able to execute on its strategic objectives. In December 2017, TORM reached an important milestone by completing the dual-listing on NASDAQ[1] in the US. The dual-listing was one of the factors supporting TORM's successful equity capital raise in January 2018, a capital raise that further strengthens TORM's strategic and financial flexibility by securing additional capacity to pursue growth opportunities.

DUAL-LISTING COMPLETED
On 11 December 2017, TORM plc listed on NASDAQ in New York under the ticker "TRMD". The Board of Directors considers the completed dual-listing a key benefit for all stakeholders and a prerequisite to creating an attractive vehicle for investors looking for exposure to the product tanker industry. Initially, the dual-listing provides shareholders with the optionality of trading shares on both exchanges, and over time the increased exposure towards the US equity market is expected to improve trading liquidity.

Industry-leading PERFORMANCE in 2017
At the beginning of 2017, global clean petroleum product inventory levels were at all-time highs, which dampened transportation demand and kept product tanker freight rates under pressure throughout most of 2017. This is a natural part of the cycle, where we saw strong product tanker freight rates in 2015 through the first half of 2016 as inventory levels grew. Since then, demand has partly been met by local supply from either production or inventory.

I find it encouraging that the latest data points suggest that we are back at normalized inventory levels on a global scale. Furthermore, we have seen regional freight rate spikes over the course of 2017, which suggests that the product tanker market is more balanced and reacts as expected when local inventory levels are low.

Operating within the context of a difficult market, TORM nevertheless generated a strong cash flow from operations of USD 110m (2016: USD 171m) and remained profitable with a pre-tax profit of USD 3m (2016: USD -142m, or USD 43m when excluding impairments).

As a pure-play product tanker company, this performance can be attributed to TORM's integrated operating platform, a well-maintained fleet and a presence in all larger product tanker classes. With TCE earnings[2] and cash flow at the top end of comparable industry players, I consider the 2017 results to be solid and to prove TORM's position as Reference Company in the product tanker industry.

Looking ahead, the supply growth looks manageable, and when considering that inventory levels are back at normalized levels, the fundamentals are in place for a sustained strengthening of the product tanker market.

SOLID CAPITAL STRUCTURE, ready for growth
Throughout 2017, TORM has maintained its strategic and financial flexibility. During the year, the Company undertook initiatives to grow and rejuvenate the fleet by acquiring a total of eight vessels (six MR resales and two LR1 newbuildings). Two of the MR vessels were delivered in 2017, the remaining four and the two LR1s are scheduled for delivery in 2019 through the first quarter of 2020.

__________	__________
[1] NASDAQ Global Select Market	[2] See Glossary on pages 144-149 for a definition of TCE earnings.

The USD 100m equity capital raise announced in January 2018 further strengthens the Company's capital position and gives TORM the financial strength to continue pursuing attractive investment opportunities in 2018.

The transaction is a testament to the One TORM platform and the value that both existing and new investors associate with the platform.

Christopher H. Boehringer, Chairman of the Board

KEY FIGURES

				Pro forma					Pro forma
	2017	2016	2015	2015 ¹⁾		2017	2016	2015	2015 ¹⁾
					KEY FINANCIAL FIGURES ²⁾
INCOME STATEMENT (USDm)					Gross margins:
Revenue	657	680	540	854	TCE	60.4%	67.4%	68.6%	68.1%
Time charter equivalent earnings (TCE) ²⁾	397	458	371	582	Gross profit	30.4%	35.6%	43.6%	42.3%
Gross profit ²⁾	200	242	236	361	EBITDA	24.0%	29.4%	38.9%	37.4%
EBITDA ²⁾	158	200	210	319	Operating profit/(loss)	6.1%	-15.7%	26.5%	25.6%
Operating profit/(loss) (EBIT)	40	-107	143	219	Return on Equity (RoE)	0.3%	-16.2%	17.4%	-
Financial items	-36	-35	-16	-31	Return on Invested Capital (RoIC)	2.8%	-7.2%	13.2%	14.1%
Profit/(loss) before tax	3	-142	127	188	Adjusted Return on Invested Capital (RoIC)	2.4%	4.9%	13.2%	14.1%
Net profit/(loss) for the year	2	-142	126	187	Equity ratio	48.0%	49.7%	52.3%	-
Net profit/(loss) for the year excluding impairment charges	2	43	126	187
					SHARE-RELATED KEY FIGURES ²⁾
BALANCE SHEET (USDm)					Basic earnings/(loss) per share (USD)	0.04	-2.3	2.4	-
Non-current assets	1,385	1,390	1,579	1,579	Diluted earnings/(loss) per share (USD)	0.04	-2.3	2.4	-
Total assets	1,647	1,571	1,867	1,867	Dividend per share (USD)	0.02	0.4	-	-
Equity	791	781	976	976	Net Asset Value per share (NAV/share) ³⁾	12.8	11.8	18.4	-
Total liabilities	856	790	891	891	Stock price in DKK, end of period (per share of USD 0.01)	53.5	63.5	97.5	-
Invested capital ²⁾	1,406	1,388	1,588	1,588
Net interest-bearing debt ²⁾	620	609	613	613
Cash and cash equivalents	134	76	168	168	Number of shares (excluding treasury shares), end of period (million)	62.0	62.0	63.8	-

					Number of shares (excluding treasury shares), average (million)	62.0	62.9	51.7	-
					¹⁾ Pro forma 2015 represents the financial information of the combined businesses of Former TORM A/S and Njord adjusted for non-recurring items. See page 93 for discussion of the "2015 Restructuring".
					²⁾ For definition of the calculated key figures, please refer to the glossary on page 143-148.
					³⁾ Based on broker valuations as of 31 December 2017, excluding charter commitments.

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton-miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

HIGHLIGHTS
2017 RESULT
In 2017, TORM realized an EBITDA of USD 158m (2016: USD 200m). The 2017 profit before tax amounted to USD 3m (2016: USD -142m).
TORM's performance in 2017 is satisfactory considering the market conditions and strong when comparing to peers. Return on Invested Capital (RoIC) was 2.8% (2016: -7.2%, or 4.9% when adjusting for impairments).

MARKET CONDITIONS
For the full year 2017, TORM achieved TCE rates of USD/day 14,621 (2016: USD/day 16,050).  Despite a healthy consumer-driven demand for refined oil products, the record high clean petroleum product inventory levels globally that were built up during 2015 and 2016 had a negative impact on the product tanker market in 2017. Inventory drawdown was an overriding theme in 2017, which naturally had a negative impact on product tanker demand. In fact, global Clean Petroleum Products (CPP) stocks decreased by a volume equivalent to a loss of potential trade of 4%

VESSEL TRANSACTIONS
During 2017, TORM acquired six MR resale vessels and executed newbuilding options for two LR1 vessels for a total consideration of USD 259m.
Two of the MR resale vessels were delivered in the third quarter of 2017. TORM has bank financing in place for all eight vessels. TORM's order book stood at ten newbuildings: four LR2s, four MRs and two LR1s all from Guangzhou Shipyard International[3] .

In addition to the vessel acquisitions, TORM has over the course of 2017 sold five older vessels (one MR vessel and four Handysize vessels). TORM also made three sale and leaseback transactions that are treated as financial leases although they have no purchase obligation attached.

__________
3 Guangzhou Shipyard International Company Limited (GSI).

HIGHLIGHTS - continued
CORPORATE EVENTS
US listing completed in 2017.
On 11 December 2017, TORM achieved a milestone by listing its A-shares on NASDAQ in New York under the ticker TRMD. TORM's shares are now dual-listed in Copenhagen and New York, and the dual listing enables shareholders to move shares between the two exchanges. TORM believes that over time, a dual listing will attract further investor interest, which will strengthen the Company's strategic and financial flexibility.

USD 100m private placement completed in 2018.
On 26 January 2018, TORM completed an equity raise of USD 100m. The new equity strengthens TORM's ability to pursue attractively priced growth opportunities.

LIQUIDITY
As of 31 December 2017, TORM's available liquidity was USD 405m and consisted of USD 134m in cash and USD 271m in undrawn credit facilities.
As of 31 December 2017, net interest-bearing debt[4] amounted to USD 620m.

As of 31 December 2017, TORM's net loan-to-value (LTV)[5] ratio was 56%.

NAV AND EQUITY
Based on broker valuations, TORM's NAV[6] excluding charter commitments is estimated at USD 796m. This corresponds to a NAV/share of USD 12.8 or DKK 79.7.
TORM's book equity amounted to USD 791m as of 31 December 2017. This corresponds to a book equity/share of USD 12.8 or DKK 79.2.

__________
4  See Glossary on pages 144-149 for a definition of net interest-bearing debt
5  See Glossary on pages 144-149 for a definition of loan-to-value.
6  See Glossary on pages 144-149 for a definition of NAV

HIGHLIGHTS - continued
VESSEL VALUES, ORDER BOOK AND CAPEX
Based on broker valuations, TORM's fleet including newbuildings had a market value of
USD 1,661m as of 31 December 2017.
As of 31 December 2017, TORM's order book stood at ten newbuildings: four LR2s, four MRs and two LR1s all from Guangzhou Shipyard International.

The LR2s are expected to be delivered in 2018 and the MRs and the LR1s in 2019 throughout the first quarter of 2020. Outstanding CAPEX[7] relating to the order book and vessel purchases amounted to USD 307m.

As of 31 December 2017, TORM performed a review of the recoverable amount of its assets by assessing the recoverable amount for the most significant assets. Based on this review, Management concluded that the assets were not impaired as the value in use approximates the carrying value.

The book value of the fleet was USD 1,383m as of 31 December 2017 excluding outstanding installments on the newbuildings of USD 307m.

COVERAGE	As of 31 December 2017, 13% of the total earning days[8] in 2018 were covered at USD/day 18,814. As of 2 March 2018, 27% of the total earning days in 2018 were covered at USD/day 15,792.

DISTRIBUTOR POLICY
TORM intends to distribute 25-50% of net income semi-annually.
For the first half of 2017, TORM distributed USD 1.2m in dividends.
For the second half of 2017, the Board of Directors proposes that no dividend be distributed.

__________
7  See Glossary on pages 144-149 for a definition of CAPEX
8  See Glossary on pages 144-149 for a definition of total earning days

OUTLOOK 2018
As of 31 December 2017, TORM had covered 3,698 earning days (13% of total earning days) for 2018 at an average rate of USD/day 18,814, which is above the available benchmarks.
As of the same date, the interest-bearing bank debt totaled USD 721m, and TORM had fixed 63% of the interest exposure for 2018.

OUTLOOK
Taking the economic and political uncertainty into account, TORM expects the supply and demand balance within the product tanker market to gradually improve. Going forward, TORM also expects increasing oil consumption and increased ton-mile effects of dislocation of refinery activity to have a positive impact on the demand for product tankers.

During 2018-2020, the product tanker ton-mile demand is estimated to grow by a compound annual rate of approximately 5% with an estimated net growth in tonnage supply of approximately 4%. Expectations are that the market balance will improve towards the end of the period supported by an increasing demand for transportation and lower fleet growth. Please see "The Product Tanker Market" section on pages 21-24.

In line with common practice in most UK companies and other major shipping companies, TORM does not provide guidance on earnings. To support the investors' assessment of TORM, information on covered days, interest-bearing bank debt, the one-year time charter (T/C) market and EBITDA sensitivity to freight rates is included in the Annual Report.

COVERAGE FOR 2018
As of 31 December 2017, TORM had covered 3,698 earning days (13% of total earning days) for 2018 at an average rate of USD/day 18,814, which is above the available benchmarks. This means that a change in freight rates of USD/day 1,000 would impact the full-year EBITDA by USD 24m.

As of 31 December 2017, the interest-bearing bank debt totaled USD 721m, and TORM had fixed 63% of the interest exposure for 2018. A change in interest rates of 25 basis points would impact the result before tax by USD 0.8m.

2018 EBITDA SENSITIVITY TO CHANGES IN FREIGHT RATES – AS OF 31 DECEMBER 2017
	Change in freight rates (USD/day)
USDm	-2,000	-1,000	1,000	2,000
LR2	-6	-3	3	6
LR1	-5	-2	2	5
MR	-33	-16	16	33
Handysize	-5	-2	2	5
Total	-48	-24	24	48

OUTLOOK 2018 - continued
As of 2 March 2018, the one-year T/C market can be seen in
The table to the right, which corresponds to a weighted		ONE-YEAR TIME CHARTER MARKET
average one-year T/C rate for TORM's vessels of USD/day		Source: Average of selected broker assessments.
13,570.			One-year T/C
rate as of 2
		USD/day	March 2017
The most important factors affecting TORM's earnings in		LR2	14.950
2018 are:		LR1	12.925
		MR	13.500
●	Global economic growth	Handysize	12.475
●	Consumption of refined oil products	Note: The time charter market has limited liquidity.
●	Developments in inventory levels of refined oil products
●	Oil trading activity and developments in ton-mile trends
●	Fleet growth, scrapping of vessels and delays to deliveries from the order boo
●	Bunker price developments
●	One-off market-shaping events such as strikes, embargoes, political instability, weather conditions, etc.

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 31 DECEMBER 2017

	2018	2019	2020
Owned days					2018	2019	2020
LR2	3,431	3,961	4,010	Covered, %
LR1	2,510	2,476	2,546	LR2	28.0%	2.0%	-
MR	17,849	1,682	19,349	LR1	5.0%	-	-
Handysize	2,564	2,404	2,523	MR	12.0%	1.0%	-
Total	26,354	27,523	28,428	Handysize	5.0%	-	-
				Total	13.0%	1.0%	-

Charter-in and leaseback days at fixed rate
LR2	363	363	324	Covered days
LR1	-	-	-	LR2	1,157	84	-
MR	726	726	668	LR1	130	-	-
Handysize	-	-		MR	2,289	150	-
Total	1,089	1,089	992	Handysize	122	-	-
				Total	3,698	234	-

Charter-in days at floating rate
LR2	338	-	-	Coverage rates, USD/day
LR1	-	-	-	LR2	23,222	24,338	-
MR	-	-	-	LR1	15,744	-	-
Handysize	-	-	-	MR	17,021	17,412	-
Total	338	-	-	Handysize	13,949	-	-
				Total	18,814	19,900	-
				Fair value of freight rate contracts that are mark-to-market in the income statement:
Total physical days				Contracts not included above: USD 0.8m
LR2	4,133	4,324	4,334	Contracts included above: USD -0.4m
LR1	2,510	2,476	2,546
MR	18,576	19,408	20,018
Handysize	2,564	2,404	2,523	Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C-in days at
Total	27,783	26,612	29,421	fixed rate do not include effects from profit split arrangements. T/C-in days at floating rate determine rates at the entry of each
				quarter, and then TORM will receive approx. 10% profit/loss compared to this rate.

STATEMENT BY THE EXECUTIVE DIRECTOR
TORM's continued focus on optimizing the operational performance supports the ambition to be the Reference Company in the product tanker industry.

In 2017, TORM's product tanker fleet realized average TCE earnings of USD/day 14,621. Product tanker freight rates remained at subdued levels for most of 2017. Despite the sluggish market, each quarter had its own regional freight rate spike mostly driven by demand for clean petroleum products in the western markets.

One example of these regional spikes was in the second half of 2017 when Hurricane Harvey's arrival on the US Gulf Coast caused a spike in the transatlantic freight rate, however, the spike proved temporary.
More importantly, the transatlantic spike was followed by a significant increase in transpacific voyages from Asia to the US West Coast. The strengthening in the transpacific market proved more robust than the initial transatlantic spike and carried a positive momentum into the fourth quarter.

The One TORM approach with in-house commercial and technical management ensures flexibility to optimize performance and has proven its strength by ensuring the right trade-off between maximizing TCE and minimizing cost. In 2017, TORM generated an EBITDA of USD 158m and a RoIC of 2.8%.

The integrated nature of TORM's business model provides transparency and additional alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties and allows for close control over operating expenses.

The Company's capital structure supports the operational performance by ensuring sufficient financial and strategic flexibility to allow for spot employment. The balance sheet strength combined with TORM's access to funding at competitive terms provides a competitive advantage when pursuing vessel acquisitions.

During 2017, TORM continued its efforts to rejuvenate and expand the fleet by acquiring a total of eight vessels: six MR resale vessels and two LR1 newbuildings. Two of the MR resale vessels were delivered in 2017, the remaining vessels are scheduled for delivery in 2019 and 2020. At the end of 2017, TORM's owned fleet numbers 72 product tankers on the water, five vessels on bareboat charters and ten newbuildings to be delivered in 2018, 2019 and 2020.

The TORM fleet covers all key product tanker classes, and TORM's distribution is roughly in line with the global product tanker fleet. In general, global customers have transportation requirements that move between vessel classes, and TORM is well-positioned to meet these demands.

Over the past several quarters, TORM's commercial performance has consistently been among the best in its peer group both in terms of total TCE/day and in terms of Return on Invested Capital. TORM believes that this performance is a result of the One TORM approach with the full value chain being managed in-house.
Jacob Meldgaard, Executive Director

STATEMENT BY THE EXECUTIVE DIRECTOR - continued
Safety is part of TORM's strategic focus and an integral part of the ambition of becoming the Reference Company within the product tanker industry. As part of this strategic focus, TORM wants to take safety culture, performance and quality to a higher level and to ensure a common understanding of safety across the organization. This will be accomplished through a companywide safety program called One TORM Safety Culture – driving resilience and involves all employees both ashore and at sea.

The Strategic Report on pages 4-49 has been prepared in accordance with the requirements of the Companies Act 2006 and is approved and signed on behalf of the Board of Directors.

Jacob Meldgaard, Executive Director

STRATEGIC AMBITION AND BUSINESS MODEL
TORM offers a strong operating platform illustrated by TORM's superior RoIC margins and higher MR TCE earnings compared to peers.
Strong industry relationships enabling fleet renewal at attractive prices.
USD 100m in new equity capital and up to USD 300m in new debt capital since January 2017, which supports TORM's solid capital structure.

PURE-PLAY PRODUCT TANKER OWNER AND OPERATOR
TORM is a leading product tanker company with an owned fleet of 73 vessels on the water, five vessels on charter-in and eight newbuildings as of 6 March 2018. TORM is active within all larger product tanker classes (LR2, LR1, MR and Handysize). This supports TORM in meeting customer demands, as global customers have transportation requirements that move between vessel classes. TORM is a pure-play product tanker company and is well-positioned to take advantage of the promising long-term supply-and-demand fundamentals in this segment by utilizing its extensive experience and expertise as a product tanker operator.

TORM's chartering strategy is to employ the fleet primarily in the spot market, where the Company is able to optimize earnings from voyage to voyage. TORM may seek to employ some of its vessels on longer-term time charter-out contracts if customer needs and expected returns make it attractive. Due to its own scale, TORM will only enter into long-term charter-in commitments if these are deemed profitable on a case-by-case assessment.
The Company believes that ownership of vessels combined with TORM's integrated platform provides essential control giving more flexibility and earning power. Short-term charter-

in agreements (less than 12 months) are considered and evaluated as an active part of the spot-oriented market approach.

SELECTIVE FLEET GROWTH
TORM may selectively grow its product tanker fleet and serve as a consolidator in the product tanker segment if the right opportunities arise. TORM's sale and purchase activities are conducted by an in-house team leveraging relationships with shipbrokers, shipyards, financial institutions and shipowners.

TORM is continuously following the market for attractive opportunities to acquire high-specification second-hand product tankers that will be franchise enhancing and financially accretive. TORM also selectively pursues attractive newbuilding programs with high-quality shipyards, where newbuilding contracts provide higher expected return, or where the second-hand market has insufficient liquidity in vessels that meet customer requirements. In 2017, TORM has acquired eight new vessels at attractive price points below the market benchmarks.
TORM's in-house technical management has significant experience in newbuilding projects from design to delivery.

As of 6 March 2018, TORM's current newbuilding program consists of two LR2 vessels, two LR1 vessels and four MR vessels. The vessels are expected to be delivered in the period between the second quarter of 2018 and the first quarter of 2020. In addition, TORM has since January 2017 taken delivery of two LR2 newbuildings and two MR newbuildings. The specific acquisition criteria for newbuildings or second-hand vessels include:

●	Price point attractiveness
●	Complementarity to the current fleet
●	Vessel quality level and origin (quality yard)
●	Operational characteristics incl. Main engine design, bunker consumption and cargo intake
TORM will from time to time sell vessels that no longer fit the commercial strategy, or if the price point is deemed attractive. During 2017, TORM sold five older vessels.

TORM is a large scale, **pure-play product tanker owner,** active in all key product tanker segments in order to meet customer needs

Our -80 product tankers are primarily deployed in the spot market

Limited charter-in commitment (off-balance sheet)

TORM's superior integrated operating platform includes in-house technical and commercial management (preferred by customers)

Enhanced responsiveness to TORM's customers, resulting in higher TCEs

Scale and focus driving cost-efficient results

GLOBAL SCALE
ONE TORM
FINANCIAL FLEXIBILITY
GROWTH
T

TORM has a solid capital structure with financial strength to pursue growth

Competitive advantage when pursuing vessel acquisitions from yards

Semi-annual distribution policy of 25-50% of net income

TORM pursues **selective growth based on rigorous financial hurdles**

Well-positioned to grow at market lows and to be a consolidator

In-house S&P team with relationships with brokers, yards, banks and shipowners

STRATEGIC AMBITION AND BUSINESS MODEL - continued
SOLID CAPITAL STRUCTURE
TORM has a solid capital structure with long-dated debt maturities (2020 and beyond), a strong liquidity position and limited off-balance sheet liabilities. The Company has an attractive debt profile with favorable interest rates, amortization schedules and covenants.

The solid capital structure supports TORM's spot employment strategy and enhances financial and strategic flexibility. In addition, the balance sheet strength gives a competitive advantage when pursuing vessel acquisitions, as counterparties prefer well-capitalized companies. TORM plans to finance its business and fleet growth with a combination of operating cash flows, cash-on-hand as well as financing from lenders and the capital markets. During 2017, TORM has secured four new loan facilities, covering approximately USD 300m, and extended an existing facility of USD 74m. In addition, TORM has financed three older vessels under sale and leaseback structures without purchase obligations. This, together with the USD 100m equity capital raise in January 2018, illustrates the Company's ability to source capital and supports TORM's strategic and financial flexibility.

To support the capital structure, TORM works towards improving the liquidity in the Company's share to attract a broader investor base. TORM is continuously marketing the share towards investors via investor roadshow activities, conference participation and panel discussions. TORM also believes that the recent US listing and the USD 100m equity raise will increase the liquidity in the share over time.

ONE TORM – STRONG INTEGRATED
OPERATING PLATFORM
TORM's fleet is managed cost-efficiently and effectively by the in-house commercial and technical management team, which has an industry reputation for strong commercial performance, safety and operational expertise. Within the One TORM platform, TORM's employees ensure the high quality of the fleet that is essential for acceptance by our customers under their strict vetting criteria. TORM believes that the largest customers prefer the integrated operating model, as it provides them with better accountability and insight into safety and vessel performance.

The integrated nature of TORM's operating platform provides transparency and additional alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties. In addition, it allows for closer control over operating expenses.

TORM's diverse fleet of well-maintained product tankers gives the Company the necessary critical mass to reap scale advantages both commercially and in terms of cost-efficiency compared to smaller product tanker owners.

The Company's Management believes that the combination of well-maintained vessels, the presence in all product tanker classes and the integrated operating platform provides the commercial management team with enhanced flexibility and responsiveness to customer demands. As a result, TORM has consistently delivered MR TCE earnings and cash flows above industry average.

TORM's integrated model includes a strategic focus on safety performance. To enhance this focus, TORM introduced a new safety culture program in 2016 called One TORM Safety Culture – driving resilience. The program has been further rolled out during 2017, and safety has been integrated into TORM's Leadership Philosophy together with the remaining three values, Performance, Relations and Personal Leadership. This illustrates TORM's belief that profitability and safety should be viewed together.

TORM has identified a number of strategic KPIs that the Company believes are vital for the fulfillment of the strategic ambition. These strategic KPIs are described on page 26.

THE TORM FLEET

In 2017, TORM has actively pursued fleet renewal opportunities through contracting of newbuildings and sale of older vessels. During this period, TORM has purchased a total of eight newbuildings consisting of two LR1 vessels and six MR vessels, of which two MR vessels have already been delivered. TORM had two LR2 newbuildings delivered in the first quarter of 2018 (contracted in 2016) and an additional two LR2 newbuildings to be delivered in 2018. In total, TORM has eight newbuilding contracts and has taken delivery of four newbuildings since January 2017.

In the same period, TORM has sold five older vessels, one MR vessel and four Handy vessels. In addition, TORM has entered into sale and leaseback transactions for three older vessels, one LR2 vessel and two MR vessels. TORM has a total fleet consisting of 73 owned vessels, eight newbuildings on order and five vessels operated on bareboat contracts.

- OWNED
- SALE AND LEASEBACK
- NEWBUILDINGS
- NEWBUILDING OPTIONS

Figures as of 6 March 2018

14

90-114,000 dwt

LR2

Long Range 2 vessels are the largest vessels in TORM's fleet. They are typically employed on longer trade routes, including naphtha transportation from the Middle East to the Far East. The global LR2 fleet consisted of 344 vessels at the end of 2017.

10

72-75,000 dwt

LR1

Long Range 1 vessels are typically employed on the same routes as LR2 vessels, but they also have the flexibility to cover trades and routes that are traditionally dominated by the smaller MR vessel class. A typical LR1 trade could be diesel or jet fuel from the Middle East to Europe. The global LR1 fleet consisted of 355 vessels at the end of 2017.

59

45-50,000 dwt

MR

The Medium Range vessels are often referred to as the "workhorse" of the product tanker fleet. They cover longer trade routes and, compared to the larger LR vessels, this vessel type has the flexibility to enter into more ports and cover shorter and coastal trades. A typical trade for MR vessels would be gasoline from Europe to the US East Coast. The global MR fleet consisted of 1,612 vessels at the end of 2017.

7

35-37,000 dwt

HANDYSIZE

Handysize vessels are the smallest and most flexible vessel type. They are involved in more varied and typically shorter and coastal trade routes. Typical trades for a Handysize vessel include transportation of various clean petroleum products within Europe and the Mediterranean. The global Handysize fleet consisted of 719 vessels at the end of 2017.

VALUE CHAIN IN OIL TRANSPORTATION
The global oil industry includes a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road and rail.

TORM is primarily involved in the transportation of refined oil products from the refineries to the end user. In addition to clean products, TORM uses some of its vessels for transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery.
These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel's cargo tanks is required before a vessel can transport clean products again. In 2017, 94% of TORM's turnover was generated from clean products transportation.

TORM's integrated operating platform with in-house technical and commercial management enhances responsiveness to customers' demands and allows TORM to generate value for stakeholders as well as for the Company.

The long-term success of the Company is dependent on TORM's ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long term success of the Company further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers and governmental agencies.

TORM values the relationship with its key stakeholders and aims at conducting business for the benefit of the Company's shareholders and other stakeholders.

The interaction with key stakeholders is described on pages 16-18 under "Strategic Ambition and Business Model". For more information on broader value generation and TORM's Corporate Social Responsibility (CSR) policy, please see pages 28-36.

THE PRODUCT TANKER MARKET
In 2017, high inventory levels globally led to softening product tanker freight rates.
Looking ahead, demand is expected to gradually outplace supply.

2017 MARKET
Despite a healthy consumer-driven demand for refined oil products, the record high clean petroleum product inventory levels globally that were built up during 2015 and the first part of 2016 had a negative impact on the product tanker market in 2017.

During the majority of 2017, the general product tanker freight market was challenged, as local production and stocks could satisfy demand for clean petroleum products in most of the world. Global clean petroleum product stocks decreased by a volume equivalent to a loss of potential trade of 4%. Despite the overall inventory drawdown trend, every quarter had its own regional spike in freight rates showing that the market for product tankers improved instantly when inventory levels retracted locally.

During the first half of 2017, product tanker freight rates remained at weak levels, similar to the fourth quarter of 2016. The exception was two freight rate spikes in March and June, primarily driven by increased demand for clean petroleum products in the western markets.

The second half of 2017 started out soft until late August where freight rates for transatlantic MR cargos spiked sharply following Hurricane Harvey's arrival on the US Gulf

Coast. However, the spike proved temporary and lasted approximately one week.

More importantly, the transatlantic spike was followed by a significant increase in transpacific voyages. The strengthening in the transpacific market proved more robust than the initial transatlantic spike and carried a positive momentum into the fourth quarter.

Despite positive demand for LR vessels, the overall
freight market for larger vessels in the second half of
2017 was negatively impacted by an increased supply of product tanker and crude tanker newbuildings.

At the end of 2017, indications that global inventory levels were back at normalized levels were positive for product tankers. The strengthened freight rates seen in the fourth quarter could indicate that the potential for arbitrage-driven trades has improved.

THE PRODUCT TANKER MARKET - continued

Asset prices on second-hand product tankers were relatively flat during 2017 but saw an increase towards the end of the year (source: Clarksons). The end-of-year increase in asset prices was mainly driven by a combination of improved freight rates, a relatively low supply of vessels for sale and a shrinking order book. The value of TORM's fleet measured by broker values decreased by 2% during 2017 (when excluding vessels acquired and sold during 2017).

In 2017, TORM achieved a gross profit of USD 200m (2016: USD 242m) primarily due to lower freight rates. See note 3 on page 104 for further details on results. TORM's product tanker fleet realized TCE earnings of USD/day 14,621, down 9% year on year, with the LR2 class at USD/day 16,304, the LR1 class at USD/day 13,771, the MR class at USD/day 14,850 and the Handysize class at USD/day 12,239.

During the third quarter of 2017, TORM took delivery of two MR resale vessels from Hyundai Mipo. At the end of 2017, TORM's order book stood at ten vessels, all contracted at Guangzhou Shipyard International, and consisted of four LR2 newbuildings with expected delivery within the first three quarters of 2018, four MR resale vessels for expected delivery in 2019 and two LR1 vessels for expected delivery in 2019 and the first quarter of 2020.

At the end of 2017, TORM operated a fleet of 77 vessels on the water of which 72 are fully owned and five are either leasebacks or chartered-in.
SUPPLY OUTLOOK
In 2017, the global product tanker fleet grew by 4.6% in terms of capacity and 3.6% in terms of number of vessels.

This was a markedly lower growth rate than in 2016 and due to fewer deliveries of MR vessels as well as an increase in scrapping of vessels in all segments. The LR1 and LR2 segments saw continued high vessel deliveries; deliveries of LR1 vessels were the highest since 2011, whereas LR2 deliveries were at the same level as in 2016. The growth ranged from 2.1% for the Handysize segment to 9.2% for LR2 segment. 2018 is expected to see a global fleet growth of 4.0% with the LR2 and LR1 segments leading the growth.

The number of newbuilding orders placed in 2017 increased from the very low level seen in 2016, but it was nevertheless the fifth lowest new order intake since year 2000. A total of 70 product tankers were ordered in 2017 compared to 28 in 2016. The MR class accounted for the majority of orders with 51 units contracted. At the end of 2017, the existing order book for deliveries for 2018-2019 totaled 254 units, including 44 LR2 vessels, 25 LR1 vessels, 143 MR vessels and 42

Handysize vessels.

TORM anticipates limited ordering of new product tankers with delivery before the end of 2019. The Company expects ordering activity in 2018 to increase slightly from the level seen in 2017 but to remain below the long-term average.

In 2017, only 70% of the deliveries scheduled for the year actually materialized. TORM also expects to see some slippage in 2018.

ORDER BOOK
As of 31 December 2017

						Order book as
	Fleet	Delivered in	Scrapped in	Fleet	Order book for	% of end-2017
	31.12.2016	2017	2017	31.12.2017	2018-2020	fleet
LR2	315	35	6	344	46	13%
LR1	339	18	2	355	26	7%
MR	1,572	61	15	1,616	159	10%
Handysize	703	29	13	719	46	8%
Total	2,929	143	36	3,036	277	9%

THE PRODUCT TANKER MARKET - continued
Around 1.9m dwt of product tanker capacity was recycled in 2017, corresponding to approximately 1.2% of the fleet capacity as of January 2017. This was an increase from 2016, when 0.8m dwt was scrapped, and corresponds to the highest scrapping level since 2013. TORM estimates that approximately 2% of the existing capacity of the global fleet will be phased out or scrapped during 2018-2020. During 2018-2020, the net product tanker fleet capacity is estimated to grow by a compound annual rate of approximately 4%.

DEMAND OUTLOOK
The global oil demand grew by 1.6 mb/d (1.6%) in 2017, well above the initial forecast and up from the 1.3 mb/d (1.4%) demand in 2016 (source: IEA OMR February 2018). Support from stronger global industrial activity offset the negative impact of an increase in oil prices of approximately 20% (Brent benchmark increased from USD 56/bbl by end-2016 to USD 66/bbl by end-2017).

The main oil demand growth drivers remained Asia and Europe. Opposite to 2016, where gasoline dominated the additional demand, growth was more evenly split between oil products in 2017. Stronger industrial activity increased demand for diesel, and higher demand from the petrochemical industry boosted naphtha consumption, while gasoline demand growth lessened due to diminished effect of lower prices. In 2018, global oil demand is projected to grow at a slightly slower pace given the expectations for higher oil prices. Nevertheless, the growth pace remains robust at 1.4 mb/d (1.3%), supported by solid underlying economic fundamentals (source: IEA OMR February 2018).

Stronger-than-expected demand growth and a high level of unexpected refinery outages resulted in firmer refinery margins in 2017. In the US, annual average benchmark margins even exceeded the record high levels seen in 2015. This was supported by supply shortages resulting from Hurricane Harvey and an ample supply of domestic crude. High margins resulted in high refinery utilization, but as global refinery capacity additions in 2017 were relatively scarce and the level of refinery outages high, global refinery runs increased less than demand, by an estimated 0.9 mb/d in 2017 (source: WoodMackenzie December 2017).

With global product demand growing faster than refinery runs, demand was increasingly supplied from inventories. Following a product stock build-up through 2015 and 2016, there was a steep product stock draw in 2017, equivalent to a loss of potential demand for seaborne transportation of 4%, which kept several traditional arbitrage trades closed for most of the year. By November 2017, global stockpiles of clean petroleum products had fallen back to historical norms. Tighter markets mean that further improvements in oil demand should lead to greater arbitrage opportunities and to a stronger extent translate into demand for product tankers.

Despite a favorable price ratio between naphtha and liquid petroleum gas and subsequently a strong demand for naphtha in the Asian petrochemical sector, higher long-haul naphtha flows from West to East did not materialize. Instead, higher demand was to a greater extent supplied by local production as well as increased imports from the Middle East. According to preliminary estimates, product tanker demand increased by around 3% in 2017.

In the short term, TORM expects the product tanker market to be supported by solid demand fundamentals, greater arbitrage opportunities and lower fleet growth in 2018. Yet, the market remains negatively impacted by spill-over effects from the crude market, which continues to be characterized by OPEC crude production cuts and relatively high crude tanker fleet growth in 2018.

In the medium and long term, additional global refining capacity coming online will put renewed pressure on older and less competitive European refiners. According to International Energy Agency (IEA) estimates, the net global refinery capacity is projected to grow by around 2.8 mb/d during 2018-2020 (IEA 2017). The majority of the refinery capacity additions continue to come from Asia, accompanied by a new wave of refineries coming online in the Middle East from 2019 onwards. TORM expects this to reinforce the role of the Middle East as a new major clean product exporter, with middle distillates going to the West and light distillates to the East.

THE PRODUCT TANKER MARKET - continued
Fundamentally strong oil demand in developing Asia will continue to support seaborne trade, and the region is forecast to become reliant on imported gasoline. The global shift in marine fuel specifications towards cleaner fuels in 2020 could lead to new long-haul trade flows. Consequently, the product tanker ton-mile demand on main trade routes is estimated to grow by a compound annual rate of around 5% during 2018-2020.

For further details on factors most likely to change this outlook in either a negative or a positive direction, please see "Outlook" section on page 11.

OFFICES
TRADE ROUTES
Transatlantic trade
Gasoline from Europe to the US and diesel from the US to Europe
Arabian Gulf & India to Europe
Jet fuel and diesel
South Korea to California
Jet fuel
Intra-Americas
Diesel, gasoline and jet fuel trading in the Americas
HOUSTON USA
LONDON UK
Europe & Arabian Gulf to the Far East
Far East petrochemical industry is reliant on naphtha imports
NEW DELHI INDIA
MUMBAI INDIA
Europe & US to West Africa
Gasoline and diesel imports
Intra-Asia
Intra-regional trading in various refined oil products
WITH EIGHT OFFICES AROUND THE WORLD, TORM IS OPEN
24/7
INTERNATIONAL DATE LINE
UTC -10 | UTC -9 | UTC -8 | UTC -7 | UTC -6 | UTC -5 | UTC -4 | UTC -3 | UTC -2 | UTC -1 | UTC | UTC +1 | UTC +2 | UTC +3 | UTC +4 | UTC +5 | UTC +6 | UTC +7 | UTC +8 | UTC +9 | UTC +10 | UTC +11 | UTC +12 | UTC -12 | UTC -11

KEY PERFORMANCE INDICATORS
TORM assesses the Company's performance across a wide range of measures and indicators against strategic targets.
TORM reviews the metrics and tests the relevance of these KPIs to the strategy on an ongoing basis.

MR TCE Earnings USD/day	Lost Time Accident Frequency (LTAF)	Adjusted Return on Invested Capital (RoIC)	Fuel Efficiency Improvements
2017: 14,850 2016: 15,462	2017: 0.67 2016: 0.65	2017: 2.4% 2016: 4.9%	2017: 5.2% 2016: 3.6%
In 2017, TORM's commercial performance has consistently been among the best in its peer group. This can be accredited to the Company's well-maintained ﬂeet and the integrated operating platform.

This combination provides TORM's commercial management team with the ﬂexibility and responsiveness to meet customer demands, thereby enabling TORM to outperform available earning benchmarks.

In 2017, TORM achieved MR TCE earnings of USD/day 14,850 down from USD/day 15,462 in 2016 driven by inventory drawdown.

In line with the Company's strategic focus on safety performance, TORM introduced its new safety program, One TORM Safety Culture – driving resilience in 2016. The implementation has been ongoing during 2017 and will continue in 2018.

LTAF is an indicator of serious work-related personal injuries that result in more than one day off work per million work hours. The deﬁnition of LTAF follows standard practice among shipping companies.

During 2017, TORM had an LTAF of 0.67 compared to 0.65 in 2016.

Adjusted RoIC illustrates TORM's ability to generate shareholder value from the capital invested in TORM. It is deﬁned as the net operating proﬁt after tax (excluding impairment charges) divided by the invested capital over the same period (excluding impairment charges).

In 2017, TORM achieved a RoIC of 2.4% compared to 4.9% in 2016. The decrease in RoIC from 2016 to 2017 is driven by lower freight rates

This KPI reﬂects that although the average age of TORM's ﬂeet is approximately 11 years, TORM is still able to generate a very attractive RoIC compared to its peers.

Fuel efficiency improvement illustrates TORM's continued strong focus on reducing fuel consumption and the efforts made in this area.

In 2016, TORM improved its fuel efficiency by 3.6% compared to a 2015 baseline figure. In 2017, TORM has continued its efforts and achieved further improvements bringing the fuel efficiency to 5.2% compared to the 2015 baseline.

US LISTING

On 11 December 2017, TORM's Class A common shares were listed on NASDAQ in New York under the ticker TRMD. Consequently, TORM's shares are now dual-listed via the NASDAQ platform in both Copenhagen and New York.

The purpose of a dual listing is to provide TORM's investors with the opportunity to trade their Class A common shares on a USD-denominated exchange and to improve the liquidity in the TORM share. TORM believes that over time a dual listing will attract further investor interest and provide stronger visibility towards an international investor community, which will strengthen TORM's strategic and financial flexibility.

The dual listing enables shareholders to move shares between the two exchanges.

Further information is available on TORM's website under https://investors.torm.com/shareholders/share-transfer or by contacting Investor Relations at ir@torm.com.

CORPORATE SOCIAL RESPONSIBILITY
New safety program One TORM Safety Culture – driving resilience implemented across the offices and the fleet.
New branch office opened in New Delhi to further strengthen ties to TORM's seafarers in this region.
TORM has reduced its fuel consumption by 5.2% since 2015.

REPORTING PRINCIPLES AND TRANSPARENCY
As a long-standing member of the UN Global Compact, TORM remains committed to protecting its employees, assets, reputation and the environment by maintaining the highest possible standards.

Transparency and accountability are central parts of TORM's way of doing business. Thus, these values play a central role in the Company's CSR approach.

TORM signed the UN Global Compact in 2009 as the
first shipping company in Denmark to commit to the internationally recognized set of principles regarding health, safety, labor rights, environmental protection and anti-corruption.

Being a signatory also means that TORM reports on its social and environmental performance on an annual basis to ensure progress and accountability to stakeholders.
TORM's approach to responsible behavior and CSR is further rooted in the Company's Business Principles and has the following five objectives:
RESPONSIBILITY
TORM's CSR commitment is not limited to the Company's own business practices, as real impact often requires industry collaboration. Thus, TORM cooperates with peers and stakeholders in a number of areas to increase responsibility in the shipping industry and the supply chain. As a member of Danish Shipping's CSR work group and as co-founder and member of the Maritime Anti-Corruption Network, TORM strives to increase transparency and accountability and to minimize corruption.

●	Comply with statutory rules and regulations to ensure that all employees are able to execute their work under safe, healthy and proper working conditions
●	Strive to eliminate all known risks that may result in accidents, injuries, illness, damage to property or to the environment
●	Integrate sustainability into TORM's business operations
●	Avoid any form of corruption or bribery
●	Make TORM's CSR performance transparent to all stakeholders
For further information on TORM's Business Principles, please visit: http://www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.

CORPORATE SOCIAL RESPONSIBILITY - continued
INSPECTIONS AND AUDITS
In order to maintain Company standards and exceed the targets set by its customers, TORM has enhanced the vetting preparations and increased the number of internal audits on its vessels carried out by Safety Quality and Environment (SQE) officers. On average, each vessel is subject to ten inspections a year. Inspections are carried out by customers, terminals, internal auditors, ports and classification societies. TORM is committed to meeting and outperforming the ever-increasing standards set both internally and by its customers.

ENVIRONMENT AND CLIMATE PERFORMANCE
Within the shipping industry, marine pollution constitutes the largest environmental risk. It is therefore a key priority for TORM to avoid pollution of the seas and the atmosphere.

In 2017, TORM experienced zero oil spills larger than one barrel, but did experience one small oil spill overboard of less than one barrel. The incident was investigated and procedures revised where required.

Throughout 2017, TORM continued to have a strong and dedicated focus on reducing fuel consumption, and the efforts made within this area have generated a positive result.

As in previous years, TORM's Operational Performance team shares the performance of each vessel with the respective vessel managers and vessels on a monthly basis.

A new initiative was introduced during 2017 with the purpose of engaging the vessels on a daily basis to encourage best practice behavior with regard to power consumption and thereby fuel consumption. The initiative ensures that corrective action can be taken swiftly if needed.

In addition, increased focus was placed on the improvement of hull condition for vessels with a relatively long time to the next scheduled dry-docking. In total, five vessels were taken out of service for a short four-to-five-day docking during which hull coating repairs were carried out.

In 2016, TORM improved its fuel efficiency by 3.6% compared to a 2015 baseline figure. In 2017, TORM has continued its efforts and achieved further improvements bringing the fuel efficiency to 5.2% compared to the 2015 baseline. The target for 2018 is to improve fuel efficiency by further 1.5%.

CORPORATE SOCIAL RESPONSIBILITY - continued

GREEN HOUSE GAS EMISSIONS DATA

	2017	2016	2015
VESSEL EMISSIONS AND INDICATORS
Number of vessels in operation at the end of the year (in technical management)	74	76	72
Number of vessel months (one vessel one year equals 12 vessel months)	914	910	813
Usage of oil and the generated CO2 emissions
Used heavy fuel oil (ton)	236,505	308,467	343,785
Used low sulfur heavy fuel oil (ton)	0	0	9,579
Used marine gas oil (ton)	45,470	56,549	50,704
Generated CO2 emission from vessels (ton)	882,253	1,141,862	1,262,933
NOx (ton)	20,800	26,992	30,227
SOx (ton)	11,728	15,289	17,477
Distance sailed in nautical miles	3,207,147	3,279,977	3,214,973
Average cargo on board (ton)	34,721	37,433	39,117
Ton-km	207,597,070,516	251,946,149,526	263,691,358,733
CO2 emission in grams per ton-km (one ton of cargo transported one km)	4.3 g/ton-km	4.5 g/ton-km	4.8 g/ton-km
OFFICE EMISSIONS AND INDICATORS
Electricity, heating and other office-related activities
Electricity used in kWh in all office locations	849,644	924,951	1,099,823
District heating in Gj	1,293	1,619	1,340
Generated CO2 emission in ton from office location	524	562	646
Number of office employees at the end of the year	296	277	271
CO2 emission per employee (ton)	1.8	2.0	2.4
FLIGHT EMISSIONS AND INDICATORS
Air mileage in kilometers	76,832,985	77,284,100	68,523,791
Number of travels	12,354	13,056	12,725
CO2 emissions in ton	6,650	6,750	6,069

CORPORATE SOCIAL RESPONSIBILITY - continued
REPORTING SCOPE
Environmental and social data is based on all vessels under TORM's technical management (vessels for which TORM holds the Document of Compliance). Having the technical management of a vessel implies having control over the vessel in terms of environmental performance and crew. As of 1 January 2018, TORM had 74 vessels under technical management compared to 76 vessels as of 1 January 2017.

Office emissions are included from TORM's offices in Copenhagen, Mumbai, Singapore, Manila and Houston. TORM's offices in New Delhi and Cebu are not included as they have started tracking in 2018. Emissions from TORM's office in London is not included as data is currently unavailable. Emissions from air travel are included for all office staff and crew. Data from vessels is collected according to a specific reporting routine, mainly on a monthly basis but for certain data with less frequency. Other environmental data is collected on an annual basis. Safety data is based on reporting made to TORM's Safety, Quality and Environmental Department whenever an incident occurs.

REPORTING GUIDELINES
The 2017 greenhouse gas emissions (GHG) reporting covers scope 1 (direct emissions from own production), scope 2 (emissions from own production but others' emissions) of the Greenhouse Gas Protocol except for the activities listed below and selected scope 3 (others' production and emissions services) activities.

emissions using IMO's factors for heavy fuel oil and marine gas oil. SOx and NOx emissions are calculated using the third IMO GHG Study from 2014. Emissions are calculated for each single vessel and then consolidated. Numbers under the scope 1 data sheet have been collected on board the vessels or at the offices. The collection is based on actual usage or disposals

HEALTH, SAFETY AND SECURITY
Approximately 90% of TORM's employees work at sea, and providing healthy, safe and secure working conditions for them is an essential part of the business. Respecting employees' human rights is pivotal to the Company. TORM's policies are outlined in TORM's Business Principles and the commitment to the UN Global Compact. The Company's safety policy is rooted in the rules and regulations issued by the Danish Maritime Occupational Health Service.

		●	Scope 2 Emissions from heating (district heating) in the Copenhagen and US offices are calculated using Danish and World Resources Institute emission factors.
		●	Scope 3 Emissions from air travel are provided by TORM's travel agent.
●
Other principles
 2017 greenhouse gas emissions are calculated for vessels in technical management (vessels for which TORM holds the Document of Compliance) in TORM, amounting to a total of 914 vessel months of operation.

Ton-km is calculated by use of actual cargo multiplied by the distance with actual cargo; thus, a ballast voyage will give 0 (zero) in ton-km. CO2 emission per ton-km is the full CO2 emissions on board all vessels divided by the ton-km for all voyages; thus, it includes emissions from ballast voyages, electricity production, inerting, cargo operations, etc.

●	Scope 1 Consumption of bunker oil has been calculated to CO2

CORPORATE SOCIAL RESPONSIBILITY - continued
ONE TORM SAFETY CULTURE
In line with the Company's strategic focus on safety performance, TORM continued its focus on the safety culture program called One TORM Safety Culture – driving resilience in 2017.

In April 2017, a kick-off campaign for all employees at sea and ashore was launched. The campaign included workshops where employees were introduced to TORM's new safety philosophy and five best-practice behavior principles, the Five Safety I's: Insight, Innovation, Influence, Intervention and Integration. See figure: Five Safety I's.

The One TORM Safety Culture - driving resilience program is focused on continuously strengthening TORM's safety culture beyond compliance – the way we think about and act towards safety, including how we interact with each other across the organization. Thus, during 2017, safety was integrated as the fourth value in TORM's overall leadership philosophy.

In June 2017, a comprehensive safety training program was implemented for all staff. Depending on their role, employees ashore participated in Basic Safety Behavior or Advanced Safety Behavior courses.

For Senior Officers on board TORM's vessels, Safety Leadership courses were introduced with the intention of training the top four officers on board each vessel. These two-and-a-half-day workshops focus on how to be a good leader when it comes to safety and how to positively influence and support colleagues on TORM's journey to be the Reference Company within safety. Safety Leadership courses are mandatory for all Senior Officers and key marine shore staff.

In 2017, nine Safety Leadership courses have been conducted with a total of 175 attending officers. The program will continue in 2018 with new activities to ensure that the safety program is fully anchored across the organization.

LOST TIME ACCIDENT FREQUENCY AND NEAR-MISS
Lost Time Accident Frequency (LTAF) is an indicator of serious work-related personal injuries that result in more than one day off work per million hours of work. The definition of LTAF follows standard practice among shipping companies. During 2017, TORM had an LTAF of 0.67 (2016: 0.65). There has been a slight increase in the LTAF from 2016. Each injury has been investigated and corrective measures taken as required.

Near-miss reports provide TORM with an opportunity to analyze conditions that might lead to accidents and ultimately prevent accidents. A high number of near-miss reports indicate that the organization is aware of the risks and responds to them. In 2017, TORM exceeded the target of 6.0 near-miss reports per month per vessel on average by reaching 6.7 (2016: 6.7) due to continued focus on this area.

FIVE SAFETY I's.

SECURITY
TORM's response to piracy is founded in the Best Management Practice 4. In 2017, TORM experienced one robbery, four attempts to board our vessels by suspected thieves and four cases of stowaways found on board the Company's vessels. Throughout the year, the security situation and developments in the various risk areas have been monitored closely and actions

CORPORATE SOCIAL RESPONSIBILITY - continued

have been taken to safeguard TORM's seafarers and vessels. The Company will continue to monitor the risk situation and pre-empt hijacking and robbery attempts by following security procedures and industry guidelines.

EMPLOYEES
Employees are the core and most valuable asset of TORM. The Company continues to grow and thrive due to the efforts and dedication of its staff both at sea and on land.

AT SEA
In 2017, TORM continued its focus on increasing commitment and engagement among seafarers. At year-end, TORM's retention rate for Senior Officers was above 90%, and for the third year in a row TORM could demonstrate 100% compliance with customer requirements (the so-called officer matrix compliance).

In 2017, TORM continued its focus on activities to further improve cooperation between seafarers and the shore-based organization. For this purpose, the Company conducted seminars for its senior and junior officers as well as cadets, providing opportunities to interact with colleagues from the shore organization and share best practice regarding operation of TORM's vessels.

Throughout the year, TORM also continued its efforts to allow seafarers to join the same vessel whenever possible. The Company employs seafarers from several countries, and it is TORM's experience that having more than one nationality of seafarers on board the same vessel will help build a professional, resilient and safe working environment.

As part of the Company's continued focus on the promotion process, TORM introduced promotion logs and individual development plans in 2017. Furthermore, a new bonus program for seafarers was implemented during the year.

In September 2017, TORM opened a branch office in Aero City, a prime business location in New Delhi, India. Thus, TORM expanded its presence in the important Indian crewing market and is now also able to provide closer proximity to seafarers from this location. Among other things, this means reduced domestic traveling for seafarers from this region and smooth sign-on and sign-off procedures.

CORPORATE SOCIAL RESPONSIBILITY - continued
At the end of 2017, TORM had 153 permanently employed seafarers, the remaining 2,909 seafarers are on time-bound contracts.

In 2018, TORM will continue its focus on retention and development plans, on-time relief and back-to-back rotation on senior positions.

ASHORE
TORM's annual employee motivation and satisfaction survey is of great importance to the Company. The increased positive results for 2017 prove that TORM continues to have dedicated and motivated staff.

In 2017, 96% of all shore-based employees worldwide participated in the voluntary survey, which in itself can be viewed as a testament to employee commitment. The outcome of the survey showed improvements in all areas, notably with regard to categories covering engagement, reputation, loyalty and satisfaction.

TORM aims to attract and retain the best employees by living the TORM Leadership Philosophy values and by ensuring that the Company's leaders invest in their employees. Through the One TORM platform, the Company strives to continuously develop the employees' abilities to do what they do best.

At the end of 2017, the shore-based organization had 296 full-time employees: 127 in Hellerup, 109 in Mumbai, two in New Delhi, 36 in Manila, two in Cebu, 14 in Singapore, five in Houston and one at the Company's office in London.

GENDER DIVERSITY
TORM has an obligation to its customers, shareholders, employees and other stakeholders to develop the Company's talent pool irrespective of attributes such as gender, religion, sexuality, nationality, ethnicity or disabilities. As stated in TORM's Business Principles under "Respecting People", the Company does not accept discrimination with respect to any of the above. TORM works towards a diverse workplace, in which everyone is included and respected, and in which well-being at work is regarded as a shared responsibility.

For further information on TORM's Business Principles, please visit: http://www.torm.com/uploads/media_items/torm-business-priciples.original.pdf.
In 2017, the Company monitored the employee population and discussed how to increase gender diversity, particularly within leadership positions. In 2018, the Company will continue to focus its diversity efforts on encouraging and developing female talent.

In terms of gender diversity globally, females constitute 33% of all permanently employed employees as of December 2017. Females constitute 34.7% of land-based employees (defined as non-managerial individual performers), 16.4% of middle management and 4.8% of top management (Vice Presidents and above).

Females constitute 5.2% of all permanently employed seafarers, all of which are officers.

With the enforcement of the Company's Leadership Philosophy and the planned sustained investments in diversity-enhancing measures, the Company is seeking to increase diversity.

EMPLOYEE GENDER DIVERSITY
Permanantly employed, sea and shore
	Male	Female
Directors of the Company1)	5	-
Employees in other senior executive positions	3	-
Directors of subsidiary companies not included above	-	-
Total top management other than directors of the Company (VPs)	16	1
Other employees of the group	318	110
Total employees of the group	338	111
1) The four Non-Executive Directors are not included as employees of the Group.

CORPORATE SOCIAL RESPONSIBILITY - continued
SOCIAL MATTERS
TORM is a long-standing supporter of maritime education in India and the Philippines. This commitment reflects the Company's ties to local communities and leads to positive effects on TORM's core business and on the needs of the societies in which TORM operates.

In 2017, 18 students supported by the TORM Philippines Education Foundation graduated. For the school year 2017/2018, the Foundation supports 72 scholars across the Philippines. By June 2018, it is expected that the scholarship program will support an additional 19 new students. Apart from maritime and general education, the program also includes training courses for teachers and a four-year training program for scholars. Furthermore, the program encompasses the distribution of IT equipment and school kits for students in rural schools.

In India, TORM supported the building of the ZP Prathmik School in Zadgewadi near Kurkumbh, Pune, which was opened in 2017. With donations from the Company, the school was constructed and the facilities were furnished.

The school enables the students to raise their level of education and increase their chances for better economic conditions for themselves and their families. Furthermore, the personal pride of the students as scholarship recipients of a well-acknowledged foundation is raised. The benefits also include professional and well-educated potential employees for TORM.

ANTI-CORRUPTION AND ANTI-BRIBERY
Corruption and bribery impede global trade and can restrict non-corrupt companies' access to international markets. In this way, corruption and bribery have a negative impact on economic and social development. For TORM, the risk of corruption does not only mean increased costs. Corruption also exposes TORM's seafarers to safety and security risks and poses a potential risk to the Company's legal standing and reputation.

TORM does not accept corrupt business practices and as part of its compliance program, TORM has a policy on anti-bribery and anti-corruption, which supports the Company's Business Principles.

It is TORM's policy to conduct all business in an honest and ethical manner. TORM has a "zero tolerance" approach to bribery and corruption, and the Company is committed to acting professionally, fairly and with integrity in all business dealings and relationships, wherever the Company operates. TORM will uphold all laws relevant to countering bribery and corruption in all the jurisdictions in which the Company operates.

To continue a high level of transparency and accountability, due diligence, monitoring and control as well as training of TORM's staff are central parts of implementing the anti-corruption and anti-bribery policy.

In 2011, TORM co-founded the Maritime Anti-Corruption Network (MACN) to take a joint stand within the industry towards the request for facilitation payments, which exist in many parts of the world where TORM conducts business. Within the network, best practices are shared and members align their approach to minimizing facilitation payments.

The network seeks support from government bodies and international organizations to eliminate the root causes of corruption. TORM is committed to addressing corrupt business practices among stakeholders by supporting this cross-sector approach.

In addition to its efforts within MACN, TORM continued to strengthen its companywide anti-corruption policies in 2017 to mitigate the risk of bribery and corruption. TORM has continued its anti-corruption training program, which includes mandatory anti-corruption courses for all shore-based staff and all officers on board TORM's vessels. The training not only targets new hires, but must be repeated once a year by all the mentioned employees. TORM will continue these efforts in 2018.

CORPORATE SOCIAL RESPONSIBILITY - continued
Since 2006, TORM's Board of Directors has provided for a whistleblower facility with an independent lawyer as part of the internal control system. In 2017, the whistleblower facility received zero notifications.

HUMAN RIGHTS
With the TORM Leadership Philosophy, TORM's Business Principles and commitment to the United Nations Global Compact, TORM is committed to respecting internationally recognized human rights as outlined in the United Nations Guiding Principles on Business and Human Rights (UNGPs).

TORM recognizes that implementing the necessary policies and respective processes to be in line with the requirements of the UN Global Principles is part of an ongoing effort. Going forward, TORM will continue to promote its human rights-related policies and processes.

TORM complies with the International Labor Organization's Maritime Labor Convention, an international set of standards on labor conditions at sea, which were ratified by 30 countries in 2012. All vessels under TORM's technical management were audited and certified as required under the Maritime Labor Convention of 2006 when it took effect in August 2013. TORM respects employees' right to associate freely, to join – or not join – unions and to bargain collectively. TORM offers equal opportunities for our employees as stated in TORM's Business Principles.
No claims or offenses have been reported regarding human rights in 2017.

This section constitutes TORM's CSR reporting according to the requirements of UK law. Read more about TORM and our CSR efforts at http://www.torm.com/csr-at-torm.

As part of the Company's commitment to the UN Global Compact, TORM submits its communication on progress every year. Please visit www.unglobalcompact.org to see the reports.

RISK MANAGEMENT
Prolonged periods of subdued freight rates and volatile vessel values remain a risk for TORM.
A solid capital structure ensures that TORM is well-positioned to pursue opportunities and face down-side risks.
Uncertainty persists around 2020 sulfur emission regulation compliance, including the investment opportunity to install scrubbers.

RISK MANAGEMENT FRAMEWORK
Risk management is an integrated part of doing business in TORM. By taking balanced risks, TORM strives to foster high awareness and internal controls geared towards aligning risk appetite while providing transparency in the Company's operations.

On an annual basis, TORM conducts an Enterprise Risk Management process, during which the key risks facing the Company are identified, assessed, addressed and reported at different levels of the organization. TORM's anchored risk management framework is vital to protect the Company and to achieve its strategic ambition. The objective remains that TORM and its shareholders are adequately rewarded for accepting risk, and that the governance is tailored to oversee this. TORM's risk management framework seeks to provide reasonable assurance that business objectives can be achieved and obligations to customers, shareholders and employees are met.

Risks are defined as all events or developments that could significantly reduce TORM's ability to sustain the long-term value of the Company and to meet expectations of investors and lenders.
TORM's risk management approach emphasizes management accountability and oversight. Risks identified through the Company's risk management processes are prioritized based on probability and severity. Identified risks are discussed, and responsibility is assigned to the Senior Management Team member most suited to manage the risk. Assigned owners are required to continually monitor the risk, implement mitigating actions and evaluate and report on risks for which they bear responsibility. TORM's Management and the Risk Committee discuss and decide on TORM's risk tolerance for the most significant risks.

MAIN RISKS ASSOCIATED WITH TORM'S ACTIVITIES
TORM's overall risk tolerance and inherited exposure to risks are divided into four main categories as detailed below:

LONG-TERM STRATEGIC RISKS ("RISK-SEEKING")
Industry-changing risks such as the substitution of oil for other energy sources and technological changes. Radical changes in transportation patterns have the possibility to alter the landscape of the markets that TORM serves.
Furthermore, electrification and automation of personal and commercial transportation will likely lead to a decline in the demand for oil; however, a decline in oil demand is not necessarily equal to a drop in demand for product tankers. The main driver in the product tanker market is the regional imbalances of oil-based products driven by the global refinery landscape.

INDUSTRY AND MARKET-RELATED RISKS ("RISK-SEEKING")
TORM's business is sensitive to changes in market-related risks such as changes in the global economic situation, changes in product tanker freight rates and changes in bunker prices. It remains a cornerstone of the Company's strategy to actively pursue this type of risk by taking positions to benefit from fluctuations in freight rates.

RISK MANAGEMENT - continued
OPERATIONAL AND COMPLIANCE RISKS ("RISK-AVERSE")
Adequate management of operational and compliance risks within TORM's risk tolerance limits is a prerequisite for TORM to succeed as a tanker owner and operator.

TORM aims to maintain its position as a quality operator with high focus on operating vessels in a safe and reliable manner. TORM constantly focuses on reducing potentially severe risks with respect to environment, health, safety and compliance, and this is achieved by a strong integrated platform, where cross-functional collaboration ensures that rigorous procedures and standardized controls are maintained to the highest quality.
Cyber risk
Digital infrastructure and cyber security are two of the Company's focus areas. The operation of our business processes depends on reliable IT systems. A breach or failure of our digital infrastructure due to intentional actions such as attacks on our cyber security could disrupt our operations. This could damage our operations, result in additional operational costs and have reputational consequences. To mitigate the risk of cyber attacks, TORM continuously monitors and implements key security procedures and behaviors aimed at preventing recurrence.

Reporting risk
TORM's dual listing in New York and Copenhagen requires compliance with both locations' reporting requirements and therefore exposes the Company to reporting risk in terms of incorrect or incomplete financial reporting. The Company is in the process of implementing a COSO 2013 control framework that will help to mitigate risks identified.

FINANCIAL RISKS ("MODERATELY RISK-AVERSE/RISK NEUTRAL")
Management believes that a prudent approach to financial risks benefits the Company the most. TORM's global presence means that its financial position is exposed to a number of risk factors including interest rate, foreign exchange, credit and liquidity risks.

GENERAL RISKS ASSOCIATED WITH TORM'S ACTIVITIES

LONG-TERM STRATEGIC RISKS	INDUSTRY AND MARKET-RELATE D RISKS	OPERATIONAL AND COMPLIANCE RISKS	FINANCIAL RISKS
• Political risk • Substitution for oil • Technological changes	• Freight rate fluctuations • Bunker price fluctuations • Sales and purchase price fluctuations
•          Safe operation of vessels
•          Compliance with relevant maritime regimes
•          Compliance with environmental regulations
•          Availability of experienced seafarers and staff
•          Vessel utilization
•          Terrorism and piracy
•          Stability of IT systems and cyber attacks
•          Insurance coverage
•          Reporting risk
• Funding risk • Liquidity risk • Currency risk • Derivatives risk • Counterparty risk

RISK MANAGEMENT - continued
TORM'S CURRENT RISK PROFILE
Throughout 2017, TORM saw continued volatility in the product tanker market. With a low coverage ratio going into 2018, the Company is exposed to potentially adverse market conditions; consequently market risk remains high. However, TORM is financially solid and well-positioned to pursue opportunities.

The Directors of TORM confirm that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten the Company's business model, future performance, solvency or liquidity.

In addition to freight rates, TORM also faces market risks in its vessel sale and purchase activities. The likelihood of this risk is considered to be lower today due to TORM's proven ability to execute in the second-hand and newbuilding markets.

Risks within the Company's immediate sphere of control, including compliance with quality and environmental requirements, have remained stable at a low level due to a strong continuous focus, an integrated platform and efficient controls.

Some uncertainty persists on compliance with the 2020 sulfur emission regulation and the inherent investment opportunity of installing scrubbers on vessels versus using a low-sulfur fuel alternative.

TORM's top risks and changes compared to 2016 are depicted on the right. For a more in-depth description of the various risks and TORM's risk management as well as sensitivity analyses, please see note 20 on pages 118-121. TORM assesses the Company's risks on a continuous basis.

#	RISK	DESCRIPTION	SEVERITY	MITIGATION	COMMENTS TO DEVELOPMENT 2016-2017/STATUS 2017
	INDUSTRY/MARKET-RELATED RISKS				
A	Tanker freight rates	The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development.	High	TORM's spot-oriented strategy limits possible mitigation. Time charter-outs are considered when terms and pricing are deemed attractive.	TORM has maintained a low coverage and high exposure towards the product tanker market. The product tanker market remained volatile in 2017 resulting in suppressed freight rates.
B	Bunker price	The risk of unexpected bunker price increases not covered by corresponding freight rate increases.	Medium	In general, TORM does not hedge future bunker expenses. Only when freight income is fixed, does TORM hedge future bunker exposures.	Adequate bunker purchase procedures continue to be in place, but as bunker prices are volatile and not necessarily reflected in the freight rates, TORM continues to be exposed to bunker price changes. Consequence increases, as bunker price is expected to rise.
C	Timing of sale and purchase of vessels	The risk of TORM not purchasing and selling vessels timely relative to market developments and business requirements.	High	TORM maintains flexibility to manage the composition of the fleet to ensure a strategic fit.	Market risk remains high, and vessel prices have come under additional pressure due to subdued freight rates. Likelihood decreased due to proven ability to execute in second-hand and newbuilding market.
	OPERATIONAL AND COMPLIANCE RISKS				
D	Oil major approval	The risk of a partial ban of the TORM tanker fleet by oil majors.	Low	TORM has continuous focus on quality and has quality assessment standards in place both ashore and at sea.	TORM's integrated platform with in-house safety, technical and operational staff secures continued focus on high vetting standards.
E	Severe vessel accidents	The risk of a severe vessel accident.	Medium	Contingency plans for emergency situations are in place, should an accident occur. Equally important, TORM has high focus on training of seafarers and standard procedures in place for managing, operating and maintaining vessels.	Safety is at the top of TORM's agenda. In 2017, TORM launched a safety reliance program to pursue higher integration of safety awareness in day-to-day operations.
F	Technical costs	The risk of technical costs related primarily to OPEX.	Medium	All TORM vessels have a maintenance plan to ensure that the vessels are well kept and to secure a high tradability.	TORM's Technical Division is organized to be close to the vessels to ensure accountability and focus on identifying and handling risks early.
G	Legal Compliance incl. Code of conduct	Fraud and misconduct risk.	Low	Compliance and awareness training is mandatory for all employees.	TORM recognizes the risk of fraud and misconduct as a top risk, as the potential impact of misconduct can be severe.
H	2020 sulfur emission regulation	TORM to decide between a sharp rise in fuel cost or a large up-front capital cost for scrubbers.	Medium	TORM maintains flexibility in terms of making investment decision on installation of scrubbers on vessels.	Installation of scrubbers is an opportunity for TORM. However, the investment is highly dependent on and vulnerable to the development in the price spread between low sulfur and high sulfur fuel alternatives.
	FINANCIAL RISKS				
I	Capital structure	The risk of going concern, including compliance with loan-to-value covenants in debt facilities.	High	TORM has strong focus on leverage levels and on pursuing a debt profile with staggered maturities. In addition, the Company hedges part of its currency and interest rate risks.	TORM has a healthy capital structure, and it is a top priority to maintain a long-term sustainable capital structure. Sustained low freight rates or falls in vessel values could jeopardise the capital structure in the long term.

FINANCIAL REVIEW 2017

FINANCIAL REVIEW FOR THE YEAR ENDED 31 DECEMBER 2017

Mr. Christian Søgaard-Christensen Chief Financial Officer, TORM A/S

In a year where the market conditions for product tankers proved to be difficult, I am satisfied that TORM realized a positive net result of USD 2m, corresponding to a RoIC of 2.8%. Our cost-efficient platform is one of the key reasons behind TORM being profitable. In addition, our financial flexibility has enabled us to act on commercial opportunities in 2017.

Christian Søgaard-Christensen, CFO

FINANCIAL RESULTS

In 2017, TORM achieved a net profit of USD 2m resulting in basic earnings per share (EPS) of USD 0.04 in 2017 compared with negative USD 2.3 in 2016. The 2016 EPS included an impairment loss of USD 185m. If this impairment is excluded, TORM achieved a net profit of USD 43m. The lower result in 2017 was mainly due to a reduction in freight rates following a subdued freight market for product tankers.

In 2017, the operating profit increased by USD 147m to USD 40m. This increase was also primarily due to the USD 185m impairment charge in 2016.

EBITDA for 2017 was USD 158m, which is in line with the EBITDA range of USD 155-160m as announced on 22 January 2018.

In 2017, total revenue was USD 657m compared to USD 680m in 2016, and TCE earnings decreased from USD 458m to USD 397m. The decrease in TCE earnings was primarily attributable to a softer freight market in 2017 compared to 2016. In addition, TORM had approximately 5% fewer available earning days in 2017 compared to 2016 due to vessel sales.

FINANCIAL REVIEW 2017 - continued

TORM's total assets increased by USD 76m in 2017 to USD 1,647m, of which the carrying amount of vessels, capitalized dry-docking and prepayments on vessels amounted to USD 1,383m compared to USD 1,388m in 2016.

There was an increase in current assets of USD 80m, to USD 261m in 2017, especially related to the cash and cash equivalents. Most cash was invested in installments and CAPEX and used to pay out outstanding loan facilities.

In 2017, total equity increased by USD 10m to USD 791m from USD 781m in 2016. The increase is primarily related to the result for the year and to the market value adjustments on derivatives held for hedge accounting. The year also includes a paid dividend of USD 1m. The Return on Equity (RoE) increased from -16.2% to 0.3% where 2016 was negatively affected by the impairment charge.

In 2017, TORM's total liabilities increased by USD 66m to USD 856m from USD 790m in 2016. This was primarily attributable to an increase of mortgage and bank debt related to the newbuildings delivered in 2017 and to the financial leases regarding the sale and leaseback of three vessels in 2017.

In 2017, the Net Asset Value per share based on broker values increased to USD 12.8 from USD 11.8 in 2016 mainly due to increasing vessel prices.

HIGHLIGHTS
USDm	2017	2016	Change

Income Statement
Revenue	657	680	-23
Time charter equivalent (TCE)	397	458	-61
Gross profit	200	242	-42
EBITDA	158	200	-42
Operating profit/(loss) (EBIT)	40	-107	147
Financial items	-36	-35	-1
Net profit/(loss) for the year	2	-142	144
Net profit/(loss) for the year excluding impairment charges	2	43	-41

Balance Sheet
Non-current assets	1,385	1,390	-5
Total assets	1,647	1,571	76
Equity	791	781	10
Total liabilities	856	790	66

FINANCIAL REVIEW 2017 - continued

LIQUIDITY AND CASH FLOW

In 2017, invested capital increased by USD 18m to USD 1,406m as of 31 December 2017. In addition, Return on Invested Capital (RoIC) increased by 10%-points from -7.2% to 2.8%.

As of 31 December 2017, TORM had undrawn credit facilities totaling USD 271m, consisting of a USD 75m Working Capital Facility, a USD 115m facility financing the Company's LR2 newbuildings and a USD 81m facility financing the MR resale vessels under construction.

As of 31 December 2017, TORM had CAPEX commitments of USD 307m, related to the LR2 and LR1 newbuildings as well as the four MR resale vessels under construction. Following the balance sheet date, TORM had signed a term sheet with ABN AMRO providing up to USD 50m of new financing with five-year maturity against collateral in the two LR1 newbuildings. The financing agreement will at the latest mature on 31 December 2024. The main conditions of the agreement are in line with the Company's existing loan agreements.

Total cash and cash equivalents amounted to USD 134m at the end of 2017, resulting in a net increase in cash and cash equivalents for the year of USD 58m compared to 2016.

In 2017, net cash inflow from operations decreased from USD 171m in 2016 to USD 110m due to the lower freight rates and an increase in port expenses, bunkers and commissions. Net cash outflow from investing activities amounted to USD 114m in 2017. The cash was used on tangible fixed assets, primarily related to the two acquired and delivered MR vessels (TORM Supreme and TORM Sovereign), prepayments in relation to the LR2 newbuildings to be delivered in 2018 and capitalized dry-docking, offset by sale of vessels during 2017. In 2016, the net cash outflow from investments was USD 119m.

Net cash inflow from financing activities amounted to USD 62m in 2017, compared to a cash outflow of USD 144m in 2016. Repayment on mortgage debt, bank loans and financial leases amounted to USD 142m primarily in connection with ordinary repayments and with vessel sale during the year. Additional borrowings generated a cash inflow of USD 206m relating to the new Term Facility Agreement II, the ING facility and to the three sale and lease back agreements entered during the 2017. TORM paid out USD 1m in dividends to its shareholders during 2017.

KEY HIGHLIGHTS
	2017	2016	Change
Key figures
Invested capital in USDm	1,406	1,388	18
Net Asset Value per share (NAV)	12.8	11.8	1.0
Return on Invested Capital (RoIC)	2.8%	-7.2%	10.0%-points
Return on Equity (RoE)	0.3%	-16.2%	16.5%-points
Basic earnings per share (EPS)	0.04	-2.3	2.3

FINANCIAL REVIEW 2017 - continued

TANKER FLEET
Revenue in the tanker fleet decreased by 3.3% to USD 657.0m in 2017 from USD 680.1m in 2016, and TCE earnings decreased by 13.3% to USD 397.1m in 2017 from USD 458.3m in 2016. The decrease in TCE earnings was primarily due to a subdued product tanker freight market in 2017 compared to 2016. During most of 2017, demand for transportation of clean petroleum products was negatively impacted by high inventory levels globally. As the year progressed, inventory levels came down in terms of demand. The global clean petroleum stocks have decreased by a volume equivalent to a loss of potential trade of 5%.

In the LR2 fleet, the average spot freight rates decreased by 31% between 2017 and 2016, resulting in a decrease in earnings of USD 16.4m. The available earning days in the LR2 fleet decreased by 2% in 2017 compared to 2016 resulting in a decrease in TCE by USD 1.5m.

The average spot freight rates in the LR1 fleet were 24% lower than in 2016, resulting in a decrease in the TCE of USD 12.5m. The available earning days in the LR1 fleet decreased by 3%. In total, earnings decreased by USD 13.8m.

In 2017, the available earning days in the MR fleet decreased by 664 days equaling a decrease of 4% compared with 2016. The spot freight rates decreased by 5%, resulting in total earnings of USD 267.2m, a decrease of USD 21.2m.

In the Handysize fleet, the average spot freight rates were 5% lower in 2017 compared to 2016, resulting in a decrease in earnings of USD 0.8m. There was a decrease in available earning days of 15% in 2017 due to vessel sales, resulting in a decrease of earnings of USD 7.3m.

CHANGE IN TIME CHARTER EQUIVALENT EARNINGS IN THE TANKER FLEET

USDM	HANDYSIZE	MR	LR1	LR2	UN-ALLOCATED	TOTAL
TIME CHARTER EQUIVALENT EARNINGS 2016	48.0	288.4	48.0	73.6	0.3	458.3
CHANGE IN NUMBER OF EARNING DAYS	-7.3	-10.3	-1.4	-1.5	-	-20.5
CHANGE IN FREIGHT RATES	-0.8	-11.0	-12.5	-16.4	-	-40.7
OTHER	-	0.1	0.1	0.1	-0.3	0.0
TIME CHARTER EQUIVALENT EARNINGS 2017	39.9	267.2	34.2	55.8	-	397.1

UNALLOCATED EARNINGS COMPRISE FAIR VALUE ADJUSTMENT OF FREIGHT AND BUNKER DERIVATIVES THAT ARE NOT DESIGNATED AS HEDGES AND GAINS AND LOSSES ON FREIGHT AND BUNKER DERIVATIVES THAT ARE NOT ENTERED INTO FOR HEDGING PURPOSES.

EARNINGS DATA
		2017
USDm	2016 Full year	Q1	Q2	Q3	Q4	Full year	% change full year

LR2 vessels
Available earning days	3,490	826	889	833	871	3,419	-2%
Owned	2,828	637	634	594	596	2,461	-13%
T/C	662	189	254	240	275	958	45%
Spot rates ¹⁾	19,172	13,425	12,487	9,886	15,726	13,158	-31%
TCE per earning day ²⁾	21,106	15,913	16,338	14,772	18,106	16,304	-23%
LR1 vessels
Available earning days	2,557	600	619	630	634	2,483	-3%
Owned	2,557	600	619	630	634	2,483	-3%
T/C	-	-	-	-	-	-	-
Spot rates ¹⁾	18,371	15,751	11,502	11,981	16,145	13,881	-24%
TCE per earning day ²⁾	18,800	15,612	10,941	11,960	16,593	13,771	-27%
MR vessels
Available earning days	18,659	4,623	4,412	4,430	4,530	17,995	-4%
Owned	17,949	4,497	4,324	4,388	4,353	17,561	-2%
T/C	710	126	88	42	177	432	-39%
Spot rates ¹⁾	15,447	15,117	14,066	14,364	14,794	14,604	-5%
TCE per earning day ²⁾	15,462	15,490	14,098	14,827	14,952	14,850	-4%
Handysize vessels
Available earning days	3,850	955	798	776	734	3,263	-15%
Owned	3,850	955	798	776	734	3,263	-15%
T/C	-	-	-	-	-	-	-
Spot rates ¹⁾	12,633	13,313	11,418	11,810	10,494	12,020	-5%
TCE per earning day ²⁾	12,490	13,389	11,886	12,501	10,849	12,239	-2%
Total
Available earning days	28,555	7,004	6,718	6,669	6,769	27,160	-5%
Owned	27,184	6,689	6,375	6,388	6,317	25,770	-5%
T/C	1,372	315	342	281	452	1,390	1%
Spot rates ¹⁾	15,598	14,804	13,350	13,405	14,508	14,058	-10%
TCE per earning day ²⁾	16,050	15,264	13,841	14,290	15,067	14,621	-9%

¹⁾ Spot rate = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

FINANCIAL REVIEW 2017 - continued

OPERATION OF VESSELS
In 2017, the charter hire cost in the tanker fleet decreased by USD 13.0m to USD 8.5m compared to USD 21.5m in 2016. The decrease in the tanker fleet was caused by lower charter rates and the redelivery of two vessels in the beginning of 2017.

The development in operating expenses is summarized in the table below. The table also summarizes the operating data for the Company's fleet of owned and bareboat-chartered vessels.

Operating expenses (OPEX) for the fleet decreased by USD

6.8m to USD 188.4m in 2017 compared to USD 195.2m in 2016, mainly due to a decrease in the number of operating days of 5%. On a per-day-basis, OPEX decreased by 1% in 2017.

The total fleet of owned vessels had 914 off-hire and dry-docking days, corresponding to 3% of the operating days in 2017. This compares to 911 off-hire days in 2016, or 3% of the number of operating days.

						ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME
CHANGE IN OPERATING EXPENSES
USDm	Handysize	MR	LR1	LR2	Total	Total administrative expenses and other operating
Operating expenses 2016	25.8	120.0	18.7	30.7	195.2	expenses amounted to USD 45.4m in 2017,
Change in operating days	-3.6	-0.1	-0.1	-0.1	-3.9	compared with USD 41.7m in 2016.
Change in operating expenses per day	0.4	-0.4	-	-2.9	-2.9	The increase was mainly due to an increasing
Other	-0.1	-	-	0.1	0.0	number of employees.
Operating expenses 2017	22.5	119.5	18.6	27.8	188.4
						FINANCIAL INCOME AND EXPENSES
OPERATING DATA						Net financial expenses in 2017 were USD 36.3m
						compared to USD 34.5m in 2016,
USD/day	Handysize	MR	LR1	LR2	Total	corresponding to an increase of USD 1.8m.
Operating expenses per operating day in 2016	6,386	6,459	7,294	8,411	6,771	The increase was mainly due to an increase
Operating expenses per operating day in 2017	6,508	6,435	7,286	7,608	6,673	in interest-bearing debt and to a rise
Change in the operating expenses per operating day in %	2%	-	-	-10%	-1%	in the interest rate level.
Operating days in 20171)	3,459	18,566	2,555	3,650	28,230
- Off hire	64	106	28	16	214	TAX
- Dry-docking	132	366	43	159	700	Tax for the year amounted to an expense
+/- Bareboat contracts in/out	-	-532	-	-1,014	-1,546	of USD 0.8m compared to an expense
+ Vessels chartered-in	-	432	-	958	1,390	of USD 0.8m in 2016. The tax for 2017
Available earning days 2017	3,263	17,994	2,483	3,419	27,160	comprises the current tax expense for the year of
						USD 1.0m and a minor adjustment of
1) Including bareboat charters.						tax related to previous years.

FINANCIAL REVIEW 2017 - continued

ASSESSMENT OF IMPAIRMENT OF ASSETS

Management has followed the usual practice of performing a review of impairment indicators every quarter and presenting the outcome to the Audit Committee. The Audit Committee evaluates the impairment indicator assessment and prepares a recommendation to the Board of Directors. The recoverable amount of the assets is calculated by assessing the fair value less costs to sell and the value in use of the significant assets within the tanker fleet.

When assessing the fair value less costs to sell, Management included a review of market values calculated as the average of two internationally recognized shipbrokers' valuations. The shipbrokers' primary input is deadweight tonnage, yard and age of the vessel. The assessment of the value in use was based on the net present value of the expected future cash flows. The key assumptions are related to future developments in freight rates, operating expenses and to the weighted average cost of capital (WACC) applied as discounting factor in the calculations.

As of 31 December 2017, Management performed a review of the recoverable amount of the assets by calculating the recoverable amount (being higher of fair value less costs to sell and value in use) of the significant assets including goodwill within the tanker fleet. As of 31 December 2017, the recoverable amount of the Tanker Segment was based on the value in use. Based on this review, Management concluded that the value in use of the assets within the Tanker Segment was materially equivalent to the carrying amount.

The assessment of the value in use of the Tanker Segment was based on the present value of the expected future cash flows. The freight rate estimates in the period 2018-2020 are based on the Company's business plans. Beyond 2021, the freight rates are based on the Company's 10-year historical average rates, amended to reduce strong rates in 2008 and also adjusted for inflation. Please refer to note 8 for further details.

The Company will continue to monitor developments on a quarterly basis for indications of impairment.

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS

TORM generates revenue by charging customers for the transportation of refined oil products and crude oil, using the Company's tanker vessels. The Company's focus is on maintaining a high quality fleet, and TORM actively manages the deployment of the fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters.

TORM believes that the important measures for analyzing trends in the results of its operations of tanker vessels consist of the following:

•        Time charter equivalent (TCE) earnings per available earning day. TCE earnings per available earning day is defined as revenue less voyage expenses divided by the number of available earning days. Voyage expenses primarily consist of port and bunker expenses that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions, freight and bunker derivatives. TORM believes that presenting revenue net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. Under time charter contracts, the charterer pays the voyage expenses, while under voyage charter contracts the shipowner pays these expenses. A charterer has the choice of entering into a time charter (which may be a one-trip time charter) or a voyage charter. TORM is neutral as to the charterer's choice, because the Company will primarily base its financial decisions on expected TCE rates rather than on expected revenue. The analysis of revenue is therefore primarily based on developments in TCE earnings.

FINANCIAL REVIEW 2017 - continued

•	Spot charter rates. A spot market voyage charter is	hire is only paid on earning days and not for off-hire	asset value amounts to USD 88.4m compared to
	generally a contract to carry a specific cargo from a load	days or days in dry-dock.	USD 44.0m in 2016.
port to a discharge port for an agreed freight rate per ton
	of cargo or a specified total amount. Under spot market	• Operating days. Operating days are the total number	RETURNS TO SHAREHOLDERS
	voyage charters, TORM pays voyage expenses such as	of available days in a period with respect to the	Analysis of dividends
	port, canal and bunker costs. Spot charter rates are	owned vessels, before deducting unavailable days due	On 12 September 2017, TORM distributed a
	volatile and fluctuate on a seasonal and year-to-year	to off-hire days and days in dry-dock. Operating days	dividend payment of USD 1.2m, equivalent
	basis. Fluctuations derive from imbalances in the	is a measurement that is only applicable to the owned	to USD/share 0.02, as reported on 16 August
	availability of cargos for shipment and the number of	vessels, not to the time chartered-in vessels.	2017 in the second quarter release. The Board of
	vessels available at any given time to transport these		Directors proposes that no dividend be declared
	cargos. Vessels operating in the spot market generate	• Operating expenses per operating day. Operating	for the second half of 2017.
	revenue that is less predictable but may enable the	expenses per operating day are defined as crew wages
	Company to capture increased profit margins during	and related costs, the costs of spares and consumable	GOING CONCERN
	periods of improvements in tanker rates.	stores, expenses relating to repairs and maintenance	As of 31 December 2017, TORM's cash position
		(excluding capitalized dry-docking), the cost of	was USD 134m, TORM's net debt was USD
•	Time charter rates. A time charter is generally a contract	insurance and other expenses on a per operating day	620m (of which USD 271m was undrawn) and
	to charter a vessel for a fixed period of time at a set daily	basis. Operating expenses are only paid for owned	the net interest-bearing debt loan-to-value ratio
	or monthly rate. Under time charters, the charterer pays	vessels. The Company does not pay such costs for the	was 55.8%. In January 2018 the Group's
	voyage expenses such as port, canal and bunker costs.	time chartered-in vessels, as they are paid by the	financial position was further strengthened via
	Vessels operating on time charters provide more	vessel owner and instead factored into the charter hire	an equity raise of USD 100m. Further
	predictable cash flows but can yield lower profit margins	cost for such chartered-in vessels.	information on the Group's objectives and
	than vessels operating in the spot market during periods		policies for managing its capital, its financial
	characterized by favorable market conditions.		risk management objectives and its exposure to
credit and liquidity risk can be found in note 20
•	Available earning days. Available earning days are the	ACQUISITIONS AND CAPITAL EXPENDITURE	to the financial statements.
	total number of days in a period when a vessel is ready	As of 31 December 2017, TORM had a total of ten
	and available to perform a voyage, meaning the vessel is	vessels under construction: Four LR2 newbuildings,	The Group monitors its funding position
	not off-hire or in dry-dock. For the owned vessels, this is	two LR1 newbuildings and four MR resale vessels.	throughout the year to ensure that it has access
	calculated by taking operating days and subtracting off-	The LR2s are expected to be delivered between the	to sufficient funds to meet its forecast cash
	hire days and days in dry-dock. For the chartered-in	first and the second quarter of 2018, the LR1s are	requirements, including newbuilding and loan
	vessels, no such calculation is required, because charter	expected to be delivered between the fourth quarter of	commitments, and to monitor compliance with
		2019 and the first quarter of 2020 and finally the MRs	the financial covenants within its loan facilities,
		are expected to be delivered in 2019. The value of the	details of which are in note 2 to the financial
		prepayments included in the total	statements. Sensitivity calculations are run to
reflect different scenarios including, but not
limited to, future freight rates and vessel
valuations in order to identify

FINANCIAL REVIEW 2017 - continued

risks to future liquidity and covenant compliance and to	The assessment of the Board of Directors has been made	third-year period. If this occurs, mitigating
enable Management to take corrective actions, if required.	with reference to the Group's current financial position	actions or appropriate waivers regarding the
The Board of Directors has considered the Group's cash	and prospects. The assessment of financial performance	Company's financial covenants would be
flow forecasts and the expected compliance with the	and cash flows is primarily dependent on the	required, and the Board of Directors has, in
Company's financial covenants for a period of not less	expectations to:	making their statement in relation to long-term
than 12 months from the date of approval of these financial		viability, an expectation that
statements. Based on this review, the Board of Directors	• Demand-supply picture in the product tanker sector	TORM would avoid a breach in such a scenario.
has a reasonable expectation that, taking into account	including the expected vessel values and freight rates	On behalf of TORM plc
reasonably possible changes in trading performance and	achieved by the Group
vessel valuations, the Group will be able to continue in	• Development of the fleet
operational existence and comply with its financial	• Operational expenditures
covenants for the foreseeable future. Accordingly, the	• Capital expenditures covering newbuildings and
Group continues to adopt the going concern basis in	maintenance of the existing fleet
preparing its financial statements.	• Interest rate

LONG-TERM VIABILITY STATEMENT
In accordance with provision C.2.2 of the UK Corporate	The expected financial performance and cash flows
Governance Code, the Board of Directors confirms that	utilise assumptions which are consistent with those used
they have a reasonable expectation that the Group will	in the Group's impairment calculations, further details of	Christian Søgaard-Christensen
continue in operation and meet its liabilities as they fall	which are provided in note 8 to the financial statements.	Chief Financial Officer, TORM A/S
due for the three-year period ended 31 December 2020.	Vessel values used in forecasting compliance with	8 March 2018
This period has been selected for the following reasons:	financial covenants are based on the latest market
valuations from leading, independent and internationally
• The general volatility and uncertainty in the product	recognised shipbrokers. These base case forecasts have
tanker market leads to a significant increase in the degree	then been subjected to a stress test and sensitivity
of judgement and uncertainty beyond a three-year period	analysis over the three-year period, using a conservative
• Three years is generally in line with the forecast	outlook for the product tanker sector, with sensitivities
horizon for external equity analysts covering the	including freight rates and vessel values. Further details
shipping sector	on TORM's principal risks and uncertainties are set out
• TORM will have paid its commitments relating to the	on pages 39-40.
Company's ten newbuildings and will as of 31
December 2020 not have any currently known	Based on the sensitivity analysis outlined above, the
off-balance sheet liabilities	Board of Directors does not currently expect that TORM
will breach its financial covenants or experience a
liquidity shortfall over the three-year forecast period.
However, should the product tanker market (in terms of
either freight rates or vessel values) materialize
significantly below TORM's expectations, there is a risk of a covenant breach in the second half of the

GOVERNANCE

GOVERNANCE

Chairman's Introduction	51
Corporate Governance	52
Audit Committee Report	58
Risk Committee Report	63
Nomination Committee Report	66
Remuneration Committee Report	68
Investor Information	77
Directors' Report	80
Statement of Directors' Responsibilities	84

MR product tanker TORM Vita.

CHAIRMAN'S INTRODUCTION

Mr. Christopher H. Boehringer, Chairman of TORM's Board of Directors

For TORM, good Corporate Governance represents the framework and guidelines for business management and aims to ensure that the Company is managed in a proper and orderly manner, consistent with applicable laws and regulations.

It is important for the Board of Directors that TORM maintains a transparent governance structure and operational set-up with all elements of the operating platform integrated under the One TORM strategy. The Board of Directors believes this is in the best interests of all key stakeholders and will support TORM as the Reference Company in the product tanker industry.

A primary focus for the Board of Directors in 2017 has been the US listing on NASDAQ in New York, which was completed in December 2017. Apart from this, the Board of Directors was carefully overseeing the ongoing day-to-day business of TORM plc.

The US listing was the logical next step following the Corporate Reorganization in 2016. The purpose of the listing has been to enhance the marketability of the TORM Group and to attract a broader and more diversified international investor base. To support a US listing, it has been important for the Board of Directors to ensure that the appropriate internal controls are in place to live up to the requirements of the US environment.

For further details on the US listing, please see page 27 of the "Strategic Report".

In accordance with UK legislation, TORM has a one-tier management system in place. This implies that Executive Director Jacob Meldgaard serves on TORM plc's Board of Directors and as the Chief Executive Officer of TORM A/S – the main subsidiary within the TORM Group.

TORM plc follows the UK Corporate Governance Code. The Company complies with 51 out of 55 provisions.

TORM's key minority shareholder protection rights imply that TORM's Minority Director maintains approval rights over Reserved Matters such as related party transactions, larger business acquisitions and the issuance of certain share, warrant or convertible debt instruments.

TORM has a distribution policy with the intention to distribute 25-50% of net income semi-annually via dividends or share repurchases. The Board of Directors believes that this policy strikes a balance between retaining financial and strategic flexibility and allowing shareholders to benefit directly from TORM's positive financial results.

For the first half of 2017, TORM distributed a total of USD 1.2m through dividend payments to its shareholders. The Board of Directors proposes that no dividend be declared for the second half of 2017.

CORPORATE GOVERNANCE

THE BOARD OF DIRECTORS

The Board of Directors is entrusted with the overall responsibility for the Company. The duties of the Directors include establishing policies for strategy, accounting, organization and finance and the appointment of executive officers. The Board of Directors governs the Company in accordance with the limits prescribed by the Articles of Association or by any special resolution of the shareholders. The Board of Directors is also overall responsible for the Company's internal controls and risk assessment. This is described in further detail in the "Risk Management" section of the "Strategic Report" and in the "Audit and Risk Committee Reports".

Mr. Göran Trapp as Non-Executive Director and Mr. Jacob Meldgaard as Executive Director. In addition, TORM plc has three Board Observers who attend all Board meetings. The Board Observers are Mr. Kari Millum Gardarnar (employee--elected in TORM A/S until 30 June 2017), Mr. Lars Bjørn Rasmussen (employee-elected in TORM A/S from 1 July 2017), Mr. Rasmus J. Skaun Hoffmann (employee-elected in TORM A/S) and Mr. Jeffrey S. Stein (Deputy Minority Director).

The Directors were all elected at TORM plc's Annual General Meeting on 15 March 2016. Mr. Christopher H. Boehringer, Mr. Torben Janholt

and Mr. Göran Trapp were all elected for a
The Board of Directors has six prescheduled meetings	two-year period until 2018. The Board of
on an annual basis held in connection with the	Directors conducted a self-evaluation in 2017
quarterly result announcements, the approval of the	and will do so again in 2018.
annual budget and the Annual General Meeting. The
actual meeting frequency is in general higher, as	COMPOSITION OF THE BOARD OF DIRECTORS
extraordinary meetings are held to account for specific	Members and attendance at meetings held during 2017
matters. In 2017, the Board of Directors had 11
meetings. The extraordinary meetings primarily	Board of Directors	Meetings attended/held
focused on the capital raise completed in January 2018	Mr. Christopher H. Boehringer (Chairman)	10/11
and the US listing.	Mr. David Weinstein (Deputy-Chairman)	9/11
	Mr. Göran Trapp	11/11
In accordance with UK company legislation, TORM	Mr. Torben Janholt	11/11
has a one-tier management structure.	Mr. Jacob Meldgaard (Executive Director)	10/11
David Weinstein, Göran Trapp and Torben Janholt are considered Independent Directors.
The Board of Directors of TORM plc consists of Mr.
Christopher H. Boehringer as Chairman and Non-
Executive Director, Mr. David N. Weinstein as
Deputy Chairman, Senior Independent Director,
Minority Director and Non-Executive Director,
Mr. Torben Janholt as Non-Executive Director,

CORPORATE GOVERNANCE - continued

BOARD COMMITTEES
The Board of Directors has established four committees for which formal Terms of Reference have been approved by the Board of Directors and can be found on TORM's website.

The Audit Committee assists the Board of Directors in supervising and enhancing financial reporting, internal controls and auditing processes.

The Risk Committee is responsible for supervisory oversight and monitors responsibilities with respect to internal controls and risk management.

The Remuneration Committee assists the Board of Directors in reviewing Management's performance and remuneration as well as the Company's general remuneration policies.

The Nomination Committee is responsible for maintaining and developing a number of governance procedures and evaluation processes in relation to the Board of Directors.

Further details on the work in the four committees can be found in the individual committee reports.

MANAGEMENT STRUCTURE AND DELEGATION OF AUTHORITY
The Board of Directors has delegated the day-to-day management of the business to the Executive Director, Mr. Jacob Meldgaard. This includes the Company's operational development and responsibility for implementing the strategies and overall decisions approved by the Board of Directors. The Executive Director also serves as Chief Executive Officer in the Group's largest subsidiary, TORM A/S.

Transactions of an unusual nature or of major importance may only be effected by the Executive Director based on a special authorization granted by the Board of Directors. If certain transactions cannot await approval of the Board of Directors due to their urgency, the Executive Director shall, taking into consideration the interests of the Company to the extent possible, obtain the approval of the Chairman and ensure that the Board of Directors is subsequently informed. Any transaction shall always be subject to the authorizations stated in the Company's Articles of Association, including any required approvals by the Minority Director.

The Executive Director is assisted by the Senior Management Team in the day-to-day management of the business. The Senior Management Team consists of the following employees in TORM A/S (in addition to the Executive Director): Mr. Christian Søgaard-Christensen (Chief Financial Officer), Mr. Lars Christensen (Senior Vice President and Head of Projects) and Mr. Jesper S. Jensen (Senior Vice President and Head of Technical Division). The Senior Management Team holds weekly meetings. Mr. Christian Søgaard-Christensen generally attends the Board meetings.

The Senior Management Team members are individually responsible for further authority delegation within the organization. TORM maintains an overview of mandates and authorities for different levels within the organization.

SHAREHOLDER COMMUNICATION
To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main channels of communication. In 2017, TORM maintained regular capital market contact through analyst and industry presentations, investor meetings and conference calls. Roadshows are primarily held in Copenhagen and in the major European and US financial centers.

CORPORATE GOVERNANCE - continued

SELECTED MINORITY PROTECTION PROVISIONS IN TORM'S ARTICLES OF ASSOCIATION

TORM's central corporate governance provisions aim to ensure appropriate minority shareholder protection. The key provisions include:

•  The appointment of a Minority Trustee who shall hold a B-share giving the Minority Trustee the right to appoint a Minority Director, namely the Deputy Chairman of the Board. The Minority Director has approval rights over Reserved Matters such as related party transactions, larger business acquisitions and the issuance of certain share, warrant or convertible debt instruments
•  The appointment of a Board Observer and alternates for the Minority Director

The B-share has no other rights than the right to elect one member of the Board of Directors and one Board Observer in TORM. The Minority Trustee will exercise this voting right on behalf of all A-shareholders other than Oaktree Capital Management (Oaktree) and its affiliates. Further, a single redeemable and non-transferable C-share has been issued to Oaktree in order to give Oaktree sufficient voting rights to elect all Board members other than the Minority Director (and employee representatives) and to vote for amendments to TORM's Articles of Association with the exception of certain minority protection rights. The C-share has no voting rights on any other matters.

Both the B-share and the C-share will be redeemed by TORM upon a reduction in Oaktree's shareholding below 1/3 of the issued and outstanding shares in TORM.

The Articles of Association are available on TORM's website www.torm.com/about-torm.

CORPORATE GOVERNANCE CODE
In terms of Corporate Governance, TORM follows the UK Corporate Governance Code as issued by the Financial Reporting Council in April 2016. The Code sets out principles to apply and provisions which operate on a "comply or explain" basis.

TORM has considered the individual provisions and is compliant with 51 out of 55 provisions. TORM is not in compliance with the provisions outlined below because of business decisions taken based on careful consideration by the Board of Directors. Based on the explanations provided below, no plan is currently in place to attain compliance with the below recommendations, with the exception of provision C.3.1:

•    Non-Executive Directors should be appointed for a specified term (provision B.2.3): and no longer than a three-year term (provision B.7.1). The B-Director is not appointed for a specified term but will continue until removed by the B-shareholder. The Company believes that continuity in the B-Director role is important, as this Director serves as a representative for the minority shareholders. The B-shareholder, who represents the minority shareholders, can replace the B-Director at any time.

•    The Audit Committee should consist of independent Directors (provision C.3.1). The Chairman of the Board of Directors, Mr. Boehringer, was not considered independent at the time of his appointment or on an ongoing basis. In addition to the UK Corporate Governance Code, NASDAQ in New York York requires that the Audit Committee of a US-listed company is comprised entirely of Directors who the Board of Directors has determined to be independent. Pursuant to phase-in periods for newly listed companies allowed under the rules of NASDAQ in New York, the Company is required to have a fully independent Audit Committee within one year from the date of the listing in New York. As a result, Christopher H. Boehringer will resign from the Audit Committee prior to the expiration of the one-year phase-in period.

CORPORATE GOVERNANCE - continued

TORM does not believe that the reliance on such one-year phase-in period would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3. The Board of Directors has determined that Mr. Göran Trapp, who serves as Chairman of the Audit Committee, qualifies as an "Audit Committee financial expert" and that he is "independent" in accordance with SEC rules and the principles of the UK Corporate Governance Code.

•      The Remuneration Committee should consist of independent Directors and the Chairman of the Board of Directors should not chair the Committee (provision D.2.1). The Chairman of the Board of Directors, Mr. Boehringer, is Chairman of the Remuneration Committee. Mr. Boehringer was not considered independent at the time of his appointment or on an ongoing basis. The Company believes that, given the Company's controlling shareholder structure and the alignment of interests with regard to remuner-ation, it is appropriate for Mr. Boehringer to chair the Remuneration Committee.

An overview of TORM's position on the individual provisions is available on TORM's website www.torm.com/about-torm.

BOARD OF DIRECTORS

CHRISTOPHER H. BOEHRINGER
Non-Executive Director and Chairman of TORM's Board of Directors.

Born: 01-01-1971.
Nationality: Canadian.
Employment: Managing Director, Oaktree Capital Management, L. P.
Education: BA degree in Economics from Harvard University and an MBA from INSEAD in France, where he graduated with Distinction and was the recipient of the INSEAD Canadian Foundation Scholarship.

Mr. Boehringer is Chairman of TORM's Nomination Committee and the Remuneration Committee and a member of the Audit Committee and the Risk Committee.

Prior to joining Oaktree in March 2006, Mr. Boehringer worked at Goldman Sachs, FI Travel Corporation, Warburg Dillon Read/SG Warburg and LTU GmbH & Co.

Other Board directorships: Principal Home Loans Holdings Limited, Oaktree Capital Management (UK) LLP, Life Company Consolidation Group Limited, Amber GP (London) Limited, Eolia Renovables de Inversiones, S.C.R., S.A.

DAVID NEIL WEINSTEIN
Senior Independent Director and Deputy Chairman of TORM's Board of Directors.

Born: 22-08-1959.
Nationality: US citizen.
Employment: Senior Investment Banking, Governance and Reorganization Specialist.
Education: Brandeis University, BA Economics and
Columbia University School of Law, Juris Doctor.

Mr. Weinstein is a member of TORM's Nomination Committee and Remuneration Committee.

Mr. Weinstein has had a number of Board leadership positions in inter alia Horizon Lines, Inc., Interstate Bakeries Corporation, Pioneer Companies, Inc. and York Research Corporation and has served as Managing Director of Calyon Securities Inc., BNP Paribas, Bank of Boston and Chase Securities Inc.

 Other Board directorships: Chairman of The Oneida Group, Board member of Seadrill Ltd., Stone Energy Corporation and TRU Taj LLC.

GÖRAN TRAPP
Non-Executive Director.

Born: 31-01-1962.
Nationality: Swedish.
Employment: Board member.
Education: Stockholm School of Economics,
MSc Economics and Business Administration (Majoring in Finance, 1983-1987).

Mr. Trapp is Chairman of TORM's Audit Committee and Risk Committee.

Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Prior to joining Morgan Stanley, Mr. Trapp was crude oil trader at Statoil.

 Other Board directorships: Chairman of Madrague Capital Partners AB, Board member of Amara Living Ltd, and Energex Partners Ltd.

BOARD OF DIRECTORS

TORBEN JANHOLT
Non-Executive Director.

Born: 11-10-1946.
Nationality: Danish.
Employment: CEO of Pioneer Marine Inc., Pioneer Marine Hellas S.A. and Just Water ApS.
Education: IESE, Barcelona (2012/2008), Harvard, Copenhagen (Board of Directors Program) (2011), IMD, Lausanne (2010/2007/2003/2000/1999), CEDEP/INSEAD Management School, Fontainebleau (1990), Niels Brock Business College, Copenhagen (Certificate in Business Administration, 1974).

Mr. Janholt is a member of TORM's Audit Committee, Risk Committee and Remuneration Committee.

Mr. Janholt has been the CEO and President for J. Lauritzen A/S from 1998 to 2013 and Chairman of the Danish Shipowners' Association from 2005 to 2009 and holds a number of management duties/directorships.

 Other Board directorships: Chairman of Otto Suenson & Co. A/S, Board member of Pioneer Marine Inc. Singapore, Pioneer Marine Hellas S.A., A/S United Shipping & Trading Company, Bunker Holding A/S, Uni-Chartering A/S, Uni-Tankers A/S.

JACOB MELDGAARD
Executive Director.

Born: 24-06-1968.
Nationality: Danish.
Education: Copenhagen Business School, Denmark (Bachelor's degree in International Trade) and Wharton Business School and Harvard Business School, USA (Advanced Management Program).

Jacob Meldgaard has been Chief Executive Officer since 1 April 2010. Before this, Mr. Meldgaard served as Executive Vice President of Dampskibsselskabet NORDEN A/S and held a number of management positions in J. Lauritzen A/S and A. P. Møller-Mærsk.

 Other Board directorships: Board member of Danish Ship Finance, SYFOGLOMAD Ltd., Danish Shipping and The TORM Foundation.

AUDIT COMMITTEE REPORT

Mr. Göran Trapp Chairman of TORM's Audit Committee CHAIRMAN'S STATEMENT Dear Shareholder
The Company applies the requirements of the UK Corporate Governance Code (April 2016) for TORM plc's year ended 31 December 2017.

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to management.

Senior Independent Director David Weinstein attended seven meetings in his capacity as Deputy Board Chairman either in person or by telephone.

The Board is satisfied that the Audit Committee meets the independence requirements established and applicable laws, regulations and listing requirements, including the UK Corporate Governance Code. At least one Audit Committee member has, in the judgement of the Board, recent and relevant financial experience in order to have the ability to make an independent assessment of the appropriateness of the Company's financial statements and internal controls as well as the planning and execution of the external audit.

Further, members of the Audit Committee have the necessary qualifications and competences relevant to the shipping sector. The Chairman of the Audit Committee, Mr. Göran Trapp, possesses the necessary qualifications to fulfill the requirements. The Audit Committee also has access to the financial expertise of the Group and its independent auditors and can seek further professional advice at the Company's expense, if required.

The Audit Committee is pleased to present its report for 2017.	COMPOSITION OF THE AUDIT COMMITTEE
Members and attendance at meetings held during 2017
The purpose of this report is to describe how the Audit	Committee members	Meetings attended/held
Committee has carried out its responsibilities during the	Mr. Göran Trapp (Chairman)	7/7
year. In overview, the role of the Audit Committee is to	Mr. Christopher H. Boehringer	7/7
monitor and review: the integrity of the Company's	Mr. Torben Janholt	6/7
financial statements, internal control and risk	Senior Independent Director David Weinstein attended seven meetings in his capacity as Deputy Board Chairman either in person or by telephone.
management, audit and risk programs, business conduct
and ethics, "whistleblowing" and the appointment of the
independent auditor.

AUDIT COMMITTEE REPORT - continued

NASDAQ in New York requires that the Audit Committee of a US-listed company is comprised entirely of Directors who the Board of Directors has determined to be independent. This term is defined under Rule 10A-3 promulgated under the Exchange Act and under the rules of NASDAQ in New York. Christopher H. Boehringer, a current member of the Audit Committee, is not considered independent.

Pursuant to phase-in periods for newly listed companies allowed under the rules of NASDAQ in New York, the Company is required to have a fully independent Audit Committee within one year from the date of the listing in New York. As a result, Christopher H. Boehringer will resign from the Audit Committee prior to the expiration of the one-year phase-in period.

TORM does not believe that the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3. The Board of Directors has determined that Mr. Göran Trapp, who serves as Chairman of the Audit Committee, qualifies as an "Audit Committee financial expert" and that he is "independent" in accordance with SEC rules.

SUMMARY OF THE ROLE OF THE AUDIT
 COMMITTEE
The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, financial reporting and risk management of the Company and such other duties as may from time to time be assigned to the Audit Committee by the Board and are required by the rules and regulations of the UK Corporate Governance Code or any securities exchange on which the Company's securities are traded.

The Audit Committee's function is one of oversight only and does not relieve the Board of Directors of its responsibilities for preparing financial statements that accurately and fairly present the Company's financial results and condition, nor the auditors of their responsibilities relating to the audit or review of financial statements. The Audit Committee shall oversee the accounting, financial reporting, risk management processes and the audits of the Company's financial statements. It also provides advice to the Board on whether the Annual Report as a whole is fair, balanced and understandable. The Audit Committee shall oversee and control the qualifications, independence and performance of the appointed independent auditors.

The formal role of the Audit Committee is set out in its Terms of Reference, which are available at http://www.torm.com/uploads/media_items/terms-of-reference-audit-committee.original.pdf.

MEETINGS
The Audit Committee meets at least four times a year, and the Chief Financial Officer of TORM A/S, the Head of Group Finance at TORM A/S as well as the Company's independent auditor will normally attend these meetings. During 2017, the Committee met seven times. Mr. Göran Trapp and Mr. Christopher H. Boehringer attended all meetings held in 2017 in person or by telephone. Mr. Torben Janholt attended six meetings.

FINANCIAL REPORTING AND SIGNIFICANT FINANCIAL JUDGEMENTS
The Audit Committee considered the issues summarized below as significant in the context of the 2017 financial statements. These issues were discussed and reviewed with Management and the independent auditors, and the Audit Committee challenged judgements and sought clarification where necessary.

Impairment considerations
As explained in note 8 to the financial statements on page 109-110, it was concluded that neither an additional impairment nor a reversal of the 2016 impairment was necessary, as the value in use was materially equivalent to the carrying amount.

AUDIT COMMITTEE REPORT - continued

In order to determine whether a cash-generating unit (CGU) is impaired, management assesses whether there are any indicators for impairment of the vessels in the Tanker Segment. If such indicators exist, the future discounted net cash flow deriving from the CGU must be estimated. These estimates are based on a number of assumptions including future freight rates, estimated operating expenses, weighted average cost of capital (WACC) and level of inflation.

In view of the softening product tanker market, Management prepared a detailed impairment test for the Audit Committee setting out the key assumptions for the CGU. The Audit Committee challenged these assumptions and judgements to ensure that all material factors were included.

The Audit Committee noted in particular that the freight rates in the years 2018-2020 are consistent with the long-term planning assumptions used by the Company.

The Audit Committee discussed with Management the adjustments made to the 10-year historical average spot rates, as TORM's own historical spot rates were applied, instead of historical rates from Clarksons as had been applied in previous years. The Audit Committee reviewed the arguments for the change in historical spot rates as well as calculations and assumptions made to ensure the accuracy and the completeness of the adjustments.

The Audit Committee was satisfied that the rates used to discount future cash flows appropriately reflected current market assessments of the time value of money and the risk associated with the CGU concerned.

The Audit Committee was satisfied that future cash flows related to operating expenses in the Tanker fleet appropriately reflected current market assessments.

The Audit Committee was satisfied that the most material assumptions on which the impairment assessment is based are appropriate.

For further description please refer to note 8 in the Financial Statements on page 109-110.

US listing
The Audit Committee discussed TORM plc's plan to file a registration statement with the U.S. Securities and Exchange Commission in connection with its direct share listing on NASDAQ in New York. The purpose of a dual listing was to provide the Company's investors with the ability to trade their Class A common shares on a USD-denominated exchange and to improve the liquidity in TORM's Class A common shares over time.

The Company believes that a dual listing would attract further investor interest and provide stronger visibility towards an international investor community, which will strengthen TORM's strategic and financial flexibility. No new TORM securities were issued in connection with the direct share listing on NASDAQ in New York.

The Audit Committee discussed the need to complete a Form 20-F following the US listing. In order to facilitate this, it was decided to prepare the UK Annual Report as the main document and a 20-F document with cross-references to the Annual Report. Preparing the 20-F in this manner did, however, mean that certain non-GAAP figures such as TCE, gross profit and EBITDA would not be allowed to be included in the financial statements. The omitted non-GAAP figures could, however, be included in the front section of the Annual Report. The Company successfully completed the listing on 11 December 2017.

Selection of finance system
The Audit Committee supported the recommendation to find a new finance and accounting system, but stressed the importance of using a standard system that could be updated regularly. A detailed presentation was made to the Audit Committee explaining the differences in content, functionality and investment cost of the two alternative systems: MS Dynamics NAV 2017 and MS Dynamics 365 AX. The Audit Committee was also informed about the Company's reasons for selecting MS Dynamics NAV 2017.

The Audit Committee reviewed this information and asked relevant questions related to price, functionality, dimensions, modifications, updates, supplier security and scalability. The Audit Committee considered the selection of a new finance and accounting system, and based on this discussion the Audit Committee authorized the Company to proceed with the project.

Effectiveness
In 2017, the Audit Committee carried out a detailed self-assessment. Based on the self-assessment, no material concerns arose.

Independent audit
During the year, Deloitte undertook the independent audit and certain non-audit work. They provided the Audit

Committee with information and recommendations on the financial statements and internal controls.
In May 2017, the Audit Committee reviewed and approved the terms, areas of responsibility and scope of the 2017 audit as set out in the independent auditors' engagement letter. During the year, Deloitte provided the Audit Committee with recommendations and updates regarding audit-related services on subjects such as regulatory and statutory reporting, Audit Committee training, etc. The independent auditors are expected to perform the audit according to relevant auditing standards. The Independent Audit Plan was approved in August 2017 and has been successfully completed at the date of this report.

AUDITOR APPOINTMENT AND TENDERING
In 2016, TORM plc, which was newly incorporated, became the holding company of the Group, and Deloitte LLP (UK) has been its independent auditors since then, with David Paterson being the statutory auditor since that date. Prior to that, Deloitte Statsautoriseret Revisionspartnerselskab (Denmark) had been the independent auditors of TORM A/S (now a subsidiary of TORM plc). From a Group perspective, Deloitte Denmark was elected in April 2003 replacing Arthur Andersen, and there has not been an audit tender since that date.

TORM plc will undertake a tender and rotation of the independent audit appointment at the latest after completion of the 2020 audit.

Auditor effectiveness
The Audit Committee conducts an annual review of the performance of the independent auditors by a combination of discussions with Management, the quality of written deliverables to the Audit Committee and the quality of dialogue and insights provided during Audit Committee meetings. The Audit Committee concluded that the effectiveness of the independent auditors has not been impaired in any way, and accordingly they will be proposed for reappointment at the forthcoming Annual General Meeting.

Auditor independence and objectivity
The Company has policies and procedures in place to ensure that the independence and objectivity of the independent auditor is not impaired. These include restrictions on the types of services which the independent auditor can provide, in line with Ethical Standards on Integrity, Objectivity and Independence published by the UK Financial Reporting Council (FRC). Details of the services that the independent auditors cannot be engaged to perform were provided to the Audit Committee in the February 2017 Audit Committee meeting documentation. The policy regarding pre-approval of audit and non-audit fees will be available on request.

Audit and non-audit fees
Full disclosure of the audit and non-audit fees paid during 2017 can be found in note 5 to the consolidated financial statements.

Audit fees:          USD 0.6m
Non-audit fees:   USD 0.4m

The independent auditors may be contracted to perform certain non-audit activities. The Audit Committee believes this can be performed without compromising the auditor's independence and objectivity. The Audit Committee will allocate the non-audit work after considering the Company's policy on the provision of non-audit services by the Company's auditors. Copies of the pre-approval procedures are available on request.

Fees relating to the provision of non-audit services by Deloitte amounted to USD 0.4m and related primarily to advisory services related to the US listing (USD 0.3m) and quarterly reviews (USD 0.1m). The Audit Committee considered that such services were most efficiently provided by the external auditors, as much of the information used in performing such work was derived from audited financial information. In order to maintain the external auditors' independence and objectivity, the external auditors did not make any decisions on behalf of Management.

AUDIT COMMITTEE REPORT - continued

Internal audit
The Audit Committee assesses the need for an internal audit function on an annual basis and makes a recommendation to the Board of Directors. The Audit Committee was satisfied that based on the Company's size, complexity and its internal control environment, the Company can defer the establishment of an internal audit function but has to revisit the decision in 2018. Further, the Audit Committee supported the use of an audit firm to review selected areas when needed or requested by the Audit Committee and/or TORM Management.

RISK MANAGEMENT AND INTERNAL CONTROLS
Risk management
The Audit Committee regularly discusses the principles for risk assessment and risk management related to the financial reporting and reviews the Company's significant risks, including fraud, and their impact on the financial reporting including stress testing, when relevant. During 2017, the Audit Committee was given a presentation by the risk management team.

The principal risks and uncertainties are outlined in the "Risk Management" section of the "Strategic Report" on pages 37-40.

Internal controls
The Board of Directors fulfills its responsibility in regard to effectiveness of the risk management and internal controls over financial reporting through the Audit Committee. The oversight is conducted through review of reports covering all aspects of the framework from planning, test of operational effectiveness and adequacy of the internal control environment. An in-depth review of specific risks is performed when changes in the internal or external environment make it relevant.

In line with the planned dual listing on the NASDAQ stock exchange in the USA (see page 27), the Audit Committee has increased focus on the future compliance requirements. These efforts are expected to continue throughout 2018.

Full details of how the business implements its enterprise risk management on a Group basis are set out in the "Risk Management" section of the "Strategic Report" on pages 37-40.

Whistleblowing
The Group's whistleblower policy, which supports the Group-wide Business Principles, is monitored by the Audit Committee. A copy of the Group's Business Principles is available on TORM plc's website http://www.torm.com/uploads/media_items/torm-business-priciples.original.pdf. The Audit Committee received reports providing details of matters reported through the Group's international, confidential telephone reporting lines and secure e-mail reporting facility, which is operated on its behalf by an independent third party, Holst, Advokater. All matters reported are investigated by Holst, Advokater and, where appropriate, reported to the Audit Committee together with details of any corrective action taken. The Audit Committee also received reports at each Audit Committee meeting providing details of any fraud losses during the quarter.
Approval On behalf of the Audit Committee Mr. Göran Trapp Chairman of the Audit Committee 8 March 2018

RISK COMMITTEE REPORT

Mr. Göran Trapp Chairman of TORM's Risk Committee CHAIRMAN'S STATEMENT Dear Shareholder
In 2017, the Risk Committee had focus on understanding risks related to disruptive technologies and their impact on the clean product trade and transportation. The electric vehicle could be on the verge of transforming road transportation and thereby affecting global fuel demand. Furthermore, the Risk Committee focused on the risks related to derivatives trading and financial risks as well as risks related to strategic decisions around the Company's capital structure.

The Risk Committee seeks to balance independent oversight of matters within the scope of the Risk Committee with providing support and guidance to Management. The Risk Committee is confident that the Committee, supported by members of TORM A/S Management, has carried out its duties effectively and to a high standard in 2017.

MEETINGS
The Risk Committee normally meets no less than four times a year. In 2017, the Committee decided to reduce the frequency to three meetings a year from 2018 onwards. The Risk Committee is confident that three annual meetings enable the Committee to effectively carry out its responsibilities. The appropriateness of the frequency will be evaluated annually. TORM's annual Enterprise Risk Management Report is approved at the Board of Directors meeting in Q1 2018.

Senior Independent Director David Weinstein attended all Risk Committee meetings in 2017. Ordinarily, the Executive Director, the Chief Financial Officer of TORM A/S and TORM A/S' Head of Group Treasury attend the Risk Committee meetings.

The Risk Committee is pleased to present its report for 2017.	COMPOSITION OF THE RISK COMMITTEE
Members and attendance at meetings held during 2017
The Risk Committee is delegated by the Board of	Committee members	Meetings attended/held
Directors to oversee TORM's risk management and to	Mr. Göran Trapp (Chairman)	4/4
advise the Board on risk-related matters. The Risk	Mr. Christopher H. Boehringer	4/4
Committee is also responsible for endorsing TORM's	Mr. Torben Janholt	3/4
risk policies for Board approval and assessing quality
and effectiveness of the companywide risk management
program.

The Risk Committee's Terms of Reference are available at: http://www.torm.com/uploads/media_items/terms-of-reference-risk-committee.original.pdf.

RISK COMMITTEE REPORT - continued

MEMBERSHIP
The Risk Committee assesses that the committee members have sufficient qualifications within risk management and capital market knowledge and abilities to make an independent assessment of risks that are applied consistently throughout the organization, appropriateness of the Company's risk management and control environment as well as the planning and execution of the risk management policies and funding activities. The Risk Committee has access to the financial and risk management competencies within the TORM Group and its external advisors. The Risk Committee is also authorized to seek further external advice at the Company's expense, if required.

SUMMARY OF THE ROLE OF THE COMMITTEE
The purpose of the Risk Committee is to assist the Board of Directors in fulfilling its responsibilities in relation to the oversight of the quality and effectiveness of the Company's risk management program.

This is an ongoing process of refinement and embedding of risk management best practice throughout the organization. The risk management framework builds on clear policies and procedures that are applied consistently throughout the organization.

The Risk Committee oversees the risk management processes and reporting of the Company and discusses relevant risk management policies, capital structure targets and planned funding initiatives. The Risk Committee is responsible for providing recommendations to the Board of Directors with respect to these targets and initiatives.

ACTIVITIES DURING THE YEAR
At each meeting, the Risk Committee follows up on key risk indicators to ensure alignment between risk tolerance, actual risk level and business objectives. These measures include: Monitoring of credit lines, monitoring of compliance with internal mandates and exposure to financial derivatives.

SELECTED RISKS REVIEWED DURING 2017
TORM safety culture
The Risk Committee reviewed the global One TORM safety culture program aimed to enhance the overall safety performance for employees, the environment, customers and maintain a high safety awareness throughout TORM.

Disruptive technology risk
The Risk Committee investigated the potential impact on trade within the refined products sector due to a reduction caused by the uptake of electric vehicle technologies in public and commercial transportation and autonomous vehicles over a long-term horizon.

Review of TORM's governance principles and policies related to IT and insurances
The Risk Committee reviewed TORM's IT Policy and governance set-up as well as TORM's Insurance Policy. The policies outline major issues at risk and what measures TORM takes to mitigate these risks.

Cyber Risk
The Risk Committee reviewed TORM's preparedness and resilience in case of a breach or failure of the Company's digital infrastructure due to intentional actions such as attacks on the Company's cyber security. TORM has held internal workshops to identify critical systems, establish business continuity plans and emergency plans in case of cyber incidents.

Financial risk management and review of Financial Policy
TORM uses financial derivatives to manage market risks and to optimize earnings. In addition, the Company uses derivatives to hedge exposures related to interest rate and foreign exchange risks.

The Risk Committee reviewed TORM's exposures, the relevant tolerance levels and appropriate hedging instruments and subsequently approved the Financial Policy that clearly outlines mandates.

Liquidity risk and counterparty risk
The Risk Committee reviewed the Company's liquidity forecast model and the underlying key assumptions as well as TORM's forecasted liquidity position and

RISK COMMITTEE REPORT - continued

compliance with financial covenants on borrowing facilities over the coming 12 months. The Risk Committee performed an in-depth review of counterparty risk related to TORM's customers.

Capital structure risks
The Risk Committee reviewed risk considerations related to the Company's capital structure including: Liquidity position, loan-to-value, Distribution Policy, off-balance sheet liabilities, terms and sources of funding, vessel investments and fleet employment strategy.

Enterprise risk management
The Risk Committee reviewed the key risks faced by TORM and the underlying drivers of those exposures. The alignment of actual risk and desired risk was discussed, and the Risk Committee approved the Company's risk profile based on these discussions. Furthermore, the Risk Committee reviewed the assigned management accountability, which highlights current and planned risk mitigating activities.
Approval On behalf of the Risk Committee Mr. Göran Trapp Chairman of the Risk Committee 8 March 2018

NOMINATION COMMITTEE REPORT

Mr. Christopher H. Boehringer Chairman of TORM's Nomination Committee CHAIRMAN'S STATEMENT Dear Shareholder The Nomination Committee is pleased to present its report for 2017.
SUMMARY OF THE ROLE OF THE NOMINATION COMMITTEE

•     Identify individuals qualified to become members of the Board of Directors and recommend to the Board of Directors nominees for election as members of the Board of Directors
•     Maintain oversight of the operation and effectiveness of the Board of Directors and the corporate governance and management of the Company
•      Evaluate the balance of skills, experience and knowledge of the Board of Directors
•      Establish the process for conducting the review of the performance of the CEO of the Company
•      Review and approve appointments and succession planning for the Senior Management team
•     Monitor compliance with such principles and policies

The Nomination Committee's Terms of Reference are available at http://www.torm.com/uploads/media_items/terms-of-reference-nomination-committee.original.pdf

COMMITTEE DISCUSSIONS IN 2017

Assessment of effectiveness of the Board of Directors According to the recommendations of the UK Corporate Governance Code, the Board is to review and assess its performance annually. The review focused on Board accountability and composition, the Board's role in setting strategy, risk management and succession planning and the effectiveness of the Board committees. The Nomination Committee discussed the results of the internally-run evaluation of both the Board and the Chairman.

The purpose of this report is to describe how the	COMPOSITION OF THE NOMINATION COMMITTEE
Nomination Committee has carried out its	Members and attendance at meetings held during 2017
responsibilities during the year.	Committee members	Meetings attended/held
	Mr. Christopher H. Boehringer (Chairman)	1/1
	Mr. Torben Janholt	1/1
	Mr. David Weinstein	1/1

NOMINATION COMMITTEE REPORT - continued

Future Board representatives
Based on the governance self-assessment survey originating from the previous Board of Directors meeting, it had been decided that the Nomination Committee would consider the independence and diversity theme arising from the US listing.

The Nomination Committee discussed that according to NASDAQ in New York requirements, the Audit Committee of a US-listed company must consist entirely of Directors who the Board of Directors has determined to be independent. According to Rule 10A-3 promulgated under the Exchange Act and under the rules of NASDAQ in New York, Christopher Boehringer, a current member of the Company's Audit Committee, is not considered independent. Pursuant to phase-in periods for newly listed companies allowed under the rules of NASDAQ in New York, the Company is required to have a fully independent Audit Committee within one year from the date of the Company's listing on NASDAQ in New York. As a result, Christopher Boehringer will be required to resign from the Company's Audit Committee prior to the expiration of the one-year phase-in period.

With respect to governance codes and Company ambitions, the Nomination Committee discussed how to increase gender diversity, particularly within leadership positions.

Succession planning
The Nomination Committee received a presentation covering potential successors (temporary and permanent solutions). The presentation covered 23 key roles on Senior Vice President, Vice President and General Manager level with impact on the One TORM strategy and/or critical to the TORM business. In addition, eight key employees (below Vice President level) have been identified. All suggested successors were internal candidates.

All candidates were distributed in three categories:

•          A temporary solution (interim and with short notice)
•          Candidates ready for permanent succession in 0-1 years
•          Candidates ready for permanent succession in 1-2 years.

The development of successors is supported by various activities ranging from MBA studies, development of management and leadership skills, 360 degree evaluations and various courses.
Approval On behalf of the Nomination Committee Mr. Christopher H. Boehringer Chairman of the Nomination Committee 8 March 2018

RENUMERATION COMMITTEE REPORT

Mr. Christopher H. Boehringer
Chairman of TORM's Renumeration Committee

STATEMENT BY THE CHAIRMAN OF THE RENUMERATION COMMITTEE

Dear Shareholder

On behalf of the Remuneration Committee, the
Directors' Remuneration Report is presented in the

Company. It has been prepared in accordance with Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended in August 2013 (the "Regulations").

The report is split into two main areas:
•          The statement by the chair of the Remuneration Committee
•          The annual report on remuneration

The Remuneration Policy, approved by the shareholders at the Annual General Meeting (AGM) on 4 April 2017, took effect from the date of that meeting. As at the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. The annual report on remuneration provides details on remuneration in the period and additional information required by the Regulations.

At the 12 April 2018 AGM, a revised Remuneration Policy may be proposed for shareholder approval. The changes could encompass amendments to the LTIP.

The Companies Act 2006 requires the auditors to report to the shareholders on certain parts of the Directors' Remuneration Report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Regulations. The parts of the Annual Report on remuneration that are subject to audit are indicated in that report. The statement by the Chairman of the Remuneration Committee and the policy report itself are not subject to audit.

following section for the year ended 31 December 2017.
COMPOSITION OF THE RENUMERATION COMMITTEE
This report is on the activities of the Remuneration	Members and attendance at meetings held during 2017
Committee for the period 1 January 2017 to 31 December	Committee members	Meetings attended/held
2017. It sets out the Remuneration Policy and remuneration	Mr. Christopher H. Boehringer (Chairman)	2/2
details for the Executive and Non-Executive Directors of the	Mr. David Weinstein	2/2
	Mr. Torben Janholt	2/2

RENUMERATION COMMITTEE REPORT - continued

The Remuneration Committee assists the Board of Directors in its responsibilities in relation to remuneration. The main role of the Company's Remuneration Committee remains to ensure that the remuneration arrangements for the Executive Director and Senior Management offer appropriate incentives to enhance the Company's performance.

The Remuneration Committee's responsibilities include:
•      Setting the strategy, structure and levels of remuneration of the Company's Directors, Executive Director and Senior Management
•      Ensuring compliance with policies while adhering to legislative regulations
•      Aligning the financial interests of the Executive Director and other management employees with the achievement of the Company's objectives

The overall remuneration structure comprises:
•      Base salary, benefits and allowances, set at a level appropriate to the sector and markets in which the Company operates
•      An annual bonus, based on measures of annual financial and strategic performance
•      A-share-based long-term incentive plan, based on growth in the share price

This Remuneration Report includes:
•      The Company's remuneration policy, including guidelines for incentive pay for the Board of Directors and Executive Management

•     The responsibilities of the Remuneration Committee reflected in the Terms of Reference for the Remuneration Committee
•      The members of the Remuneration Committee
•      Shareholder voting at the AGM
•      The remuneration of the Board of Directors
•      The remuneration of the CEO

The Remuneration Committee assessed the Executive Director's performance against long-term and short-term targets. The Remuneration Committee has assessed the Executive Director's contribution against his personal performance measures. As a result, the performance bonus was calculated at 50% of the yearly salary for the objective-based contributions in 2016. Further, in relation to achievements relating to the TORM Leadership Philosophy (TLP), an additional 17% was awarded. Throughout this past year, the Remuneration Committee maintained the link between pay and performance and will continue to do so.

The Remuneration Committee continues to monitor developments in corporate governance and remuneration and, where considered appropriate based on the best interests of TORM plc and its shareholders, the Remuneration Committee would propose to adopt the developments.

The Remuneration Committee has taken the opportunity to update the Company's remuneration policy (as approved at the 2017 AGM). This was performed in order to bring the policy in line with the Company's 20-F filing related to its US listing.

During the year, the Remuneration Committee received advice and/or services from the Head of Group HR and the Executive Director together with other senior group employees and independent advisor CWT as necessary.

On behalf of the Remuneration Committee, I thank you for your continued support and trust that you find the Directors' Remuneration Report informative. I very much hope that we will receive your support at the 2018 AGM, and I will be available at the meeting to respond to your questions on any aspect of this report.

Finally, the Remuneration Committee has taken the opportunity to make some changes to the layout and design of the report, which we hope will make the Company's remuneration strategy and outcomes clearer.

Mr. Christopher H. Boehringer
Chairman of the Renumeration Committee
 8 March 2018

RENUMERATION COMMITTEE REPORT - continued

ANNUAL REPORT ON REMUNERATION
The information provided in this part of the Directors' Remuneration Report is subject to audit.

Executive Director's remuneration table (showing single total figure of pay for the year)

The table sets out the 2016-17 remuneration for Jacob Meldgaard in his roles as Executive Director of TORM plc and CEO of TORM A/S, a subsidiary of TORM plc.

Base salary
The CEO's base salary was reviewed on the 15 March 2017

to determine the appropriate salary for the coming year. Base salary as of 1 January 2016: DKK 5.6m. Base Salary as of 1 January 2017: DKK 6.0m.

The base salary will be discussed and agreed with the Chairman of the Board once a year. The next discussion shall take place in February 2019. Unless otherwise agreed, any adjustment of the salary will take effect on 1 January 2019.

Taxable benefits
 The Company can place a car costing no more than DKK 1m

at the CEO's disposal; however, the CEO has instead accepted to receive an amount of DKK 23t per month, covering the running and maintenance expenses associated with a private vehicle. For 2017, the amount of DKK 276t (USD 42t) has been included within the single figure amount.

Other benefits provided directly include two newspapers, mobile phone which may be used for both business and private purposes, a PC at the CEO's disposal at his home address which may be used for both business and private purposes including ADSL and call charges.

For 2018, changes in allowances and benefits are not expected.

Jacob Meldgaard

USD '000	Salary¹⁾	Taxable benefits	Annual performance bonus²⁾	Total
2016 restated	873	41	559	1,473
2017³⁾	1,004	42	580	1,626

	Chief Executive Officer			Employees entire Group
USD '000	2017	2016	% change	% change
Salary and Directors Fees	1,004	873	15%	-1%
Taxable benefits	42	41	3%	N/A
Annual bonus	580	559	4%	4%
Total	1,626	1,473	10.4%	-

¹⁾ The total salary of Jacob Meldgaard consists of both his salary as CEO of TORM A/S (USD 923t) and as Executive Director of TORM plc (USD 81t).
²⁾ The 2016 figures have been restated in order to include the figure for the annual bonus for 2016 as this was finalised and subsequently paid in 2017. No value was shown in the 2016 annual report. The total annual performance bonus of the Executive Director of TORM plc for 2016 arising in the period 1 January 2016 to 31 December 2016 was DKK 3.758.700 (USD 559t).

RENUMERATION COMMITTEE REPORT - continued

Performance bonus 2016
The Board of Directors provided the CEO with a performance cash bonus for the financial year 2016 in the following ranges and based upon the following parameters:

1.     The fulfillment of specific performance metrics set by the Company. The main components included: MR TCE/day performance, cost control and LTAF performance (up to 50% of the CEO's fixed annual salary)
2.     The weighted average P/NAV ratio of the Company's shares based on the closing share price on each trading day during the financial year 2016 (up to 50% of the CEO's fixed annual salary)
3.     Up to 20% of the CEO's fixed annual salary based on the sole discretion of the Company's Board of Directors

In aggregate, the maximum achievable cash bonus for the financial year 2016 for the CEO was equal to 120% of the CEO's fixed annual salary in 2016.

Based on the specific measure and calculation methodology for each of the above parameters, the CEO's performance cash bonus for 2016 was determined to be a total of 67% (50% on parameter 1 and 17% on parameter 3) of the 2016 fixed annual salary of DKK 5,610,000, resulting in an amount of DKK 3,758,700 (USD 559t).

Performance bonus 2017
The Board of Directors has provided the CEO with a performance cash bonus opportunity for the financial year 2017 in the following ranges and based upon the following parameters:

•     The fulfillment of specific performance metrics set by the Company (up to 50% of the CEO's base salary). The performance metrics are specified at the start of the performance period and are commercially sensitive. Further detail will be provided in the 2018 Annual Report once the 2017 award is finalized
•      TORM P/NAV ratio vs. peers, based on weighted average P/NAV ratio 2017 (up to 50% of the CEO's base salary)
•      Up to 20% of the CEO's base salary based on the sole discretion of the Company's Board of Directors.

In aggregate, the maximum achievable cash bonus for the financial year 2017 for the CEO is equal to 120% of the CEO's base salary in the financial year 2017. The specific metrics and calculation methodology for each of the above parameters have been determined by the Remuneration Committee.

Performance bonus 2018
The Remuneration Committee has provided the CEO with a performance cash bonus for the financial year 2018 in the following ranges and based upon the following parameters:

•     The fulfillment of specific performance metrics set by the Company (up to 50% of the CEO's base salary). The performance metrics are specified at the start of the performance period and are commercially sensitive
•     TORM P/NAV vs. peers, based on weighted average P/NAV ratio 2018 (up to 50% of the CEO's base salary)
•      Up to 20% of the CEO's base salary based on the sole discretion of the Company's Board of Directors

In aggregate, the maximum achievable cash bonus for the financial year 2018 for the CEO is equal to 120% of the CEO's base salary in the financial year 2018. The specific metrics and calculation methodology for each of the parameters have been determined by the Board of Directors.

RENUMERATION COMMITTEE REPORT - continued

Long-Term Incentive Plan – Restricted Share Units granted in 2016

TORM has in accordance with its Remuneration Policy granted the CEO a number of Restricted Share Units (RSUs) which was communicated in company announcement no. 2 dated 18 January 2016. There are no performance conditions associated with this grant of RSUs.

The RSUs granted to the CEO will vest over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. As at 1 January 2017, one fifth of the grant amounting to 255,345 RSUs vested, and as at 31 December 2017 the exercise period relating to those vested RSUs expired. The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company's Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January and 8 March 2016).

The total number of securities granted was 1,276,725 (assuming 100% vesting). No further grants were made to the CEO during 2017. As of 31 December 2017, 1,021,380 RSUs remain.

further adjusted in December 2017 to DKK 93.5 due to the dividend payment in September 2017.

End of service gratuity
The Company may terminate the CEO's Service Agreement with 12 months' notice to expire on the last day of a month. The CEO may terminate the Service Agreement with six months' written notice to expire on the last day of a month.

Post service salary
If the CEO dies during the employment, the Company shall pay to the widow or any of his children below the age of 18 the fixed salary including non-salary benefits for the current month and post-service salary for three months equal to the fixed salary. However, such post-service salary will only be paid until the date of which the employment would have terminated as a result of termination of the Service Agreement.

The value of the grant, USD 3.4m, is based on the				RSU grant value
Black- Scholes model with an exercise price			Exercise price per	assuming 100%
of DKK/share 96.3, a market value of one TORM	LTIP element of Jacob Meldgaard's remuneration package 2017	RSU LTIP grant¹⁾	share²⁾	vesting
A-share of DKK 84.05 (the closing price on	Jacob Meldgaard	1,276,273.0	DKK 96.3	USD 3.4m
15 January 2016 and assuming 100% vesting).	¹⁾ LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 2 of 18 January 2016, therefore there is no minimum or maximum for 2017.
Subsequently, the exercise price was adjusted on 13
²⁾ Exercise price originally DKK 96.3. Subsequently adjusted on 13 December 2016 to DKK 93.6 due to the dividend payment in September 2016. Further adjusted in December 2017 to DKK 93.5 due to the dividend

December 2016 to DKK 93.6 due to the dividend	payment in September 2017.
payment in September 2016. The exercise price was

RENUMERATION COMMITTEE REPORT - continued

Remuneration table Non-Executive Directors. The information provided in this part of the Directors' Remuneration Report is subject to audit.

The 2017 remuneration table below sets out the
remuneration paid to the Non-Executive Directors	2017 Remuneration table Non-Executive Directors
of the Company in 2017. Fees shown include any	USD '000	Base fee		Committee fee
additional fees paid in respect of chairmanships of	Director	2017	2016	2017	2016
committees or other roles such as Senior Independent	Christopher H. Boehringer	174	158	116	79
Director.	David Weinstein	116	105	58	26
	Göran Trapp	58	53	116	105
Annual bonuses and LTIPs	Torben Janholt	58	53	116	79
The Company's remuneration policy stipulates

that the Non-Executive Directors' remuneration	SUMMARY OF DIRECTORS'S INTEREST IN SHARES 1)
cannot include participation in share or warrant
programs. The Non-Executive Directors of TORM				Unvested	Vested
plc do not receive any part of their compensation	Director		Shares held	RSUs	RSUs	Total
from the Company in shares or warrants.	Christopher H. Boehringer	31-12-2016	7,566	-	-	7,566
The remuneration for the Non-Executive		31-12-2017	7,566	-	-	7,566
Directors is determined by the Board of Directors	David Weinstein	31-12-2016	-	-	-	-
subject to limits in the Company's Articles of		31-12-2017	-	-	-	-
Association. During 2017, none of the Non-Executive	Göran Trapp	31-12-2016	12,820	-	-	12,820
Directors received any part of their compensation in		31-12-2017	12,820	-	-	12,820
shares or warrants.	Torben Janholt	31-12-2016	26	-	-	26
		31-12-2017	26	-	-	26
Total pension entitlements	Jacob Meldgaard	31-12-2016	66	1,276,725	-	1,276,791
The Directors of TORM plc do not receive any		31-12-2017	66	1,021,380	255,345	1,276,791
pension from the Company. In addition, Denmark-
based Executive Director Jacob Meldgaard, in
1) The above table shows, in relation to each Director, the total number of share interests with and without performance conditions, the total number of RSUs with and without performance measures, those vested but unexercised and those exercised. It should be noted that Denmark-based Executive Director Jacob Meldgaard, in his role as CEO of TORM A/S, has RSUs which are listed in the above table.

his role as CEO of TORM A/S, does not receive any
pension.

RENUMERATION COMMITTEE REPORT - continued

Taxable benefits	PERFORMANCE GRAPH AND CEO REMUNERATION TABLE (USD '000)
As members of the Board of TORM plc, the Directors	Source: Bloomberg
do not receive any additional benefits.
Payments for loss of office
No payments for loss of office have been made in 2017.

STATEMENT OF DIRECTORS' SHAREHOLDING AND SHARE INTEREST
The figure below summarizes the total interests of the Directors in shares of TORM plc as of 31 December 2017. No changes took place in the interests of the Directors between 31 December 2017 and 8 March 2018.

The information provided in this part of the Annual Report on remuneration is not subject to audit.

The graph shows the Company's performance,

measured by total shareholder return, compared with	Jacob Meldgaard			2017	2016
the performance of the Danish stock index KAX. The	Total remuneration (single figure)			1,626	1,473
KAX index is a market cap weighted index of all	Annual bonus (% of maximum)			60%	67%
stocks listed on Nasdaq Copenhagen. The total	LTIP (% of maximum)			0%	0%
shareholder return is calculated in USD.
	CHANGE IN CHIEF EXECUTIVE OFFICER'S REMUNERATION COMPARED TO GROUP EMPLOYEES WORLDWIDE
The top table shows the total remuneration	2016 - 2017 in %		Salary¹⁾ ²⁾	Benefits³⁾	Bonus⁴⁾
earned by the Executive Director over	Chief Executive Officer	USD ('000)	1,004	42	580
the same period, along with the proportion		% change	15%	3%	4%
of maximum bonus opportunity earned.
		Average %
	Employees entire Group	change	-1%	N/A	4%

¹⁾ The comparative figures used to determine the % change take into consideration the CEO's salary and benefits.
²⁾ Measured in local currency.
³⁾ Other benefits provided directly in 2016/17 relates to company car benefit.

RENUMERATION COMMITTEE REPORT - continued

Relative importance of spend on pay.	Implementation of Non-Executive Director Remuneration for 2018
The graph below shows the actual expenditure of the Group for employee pay and distributions to shareholders compared to the retained earnings of the Group.	The remuneration of the Non-Executive Directors for 2018 is subject to approval by ordinary resolution at the AGM of the Company to be held on 12 April 2018.

RELATIVE IMPORTANCE OF SPEND ON PAY

Expenditure USD '000	2017	2016
Dividends paid	1.2	25.0
Purchase outstanding shares in TORM A/S	-	19.2
Purchase/disposal of treasury shares	-	2.8
Total	1.2	47.0
Staff costs	43.8	46.7
Retained earnings	786.0	783.0

The figure below shows the response to the 2017
 Annual General Meeting (AGM) shareholder voting.

RESPONSE TO 2017 AGM SHAREHOLDER VOTING

Vote	For	Against	Abstain
Vote on 2017 Remuneration Report	42,282,772	598,535	46
In %	99.0%	1.0%	-

REMUNERATION COMMITTEE REPORT - continued

Remuneration Policy
The TORM plc remuneration policy approved at the 2017 AGM remains unchanged. While the Remuneration Committee will consider the appropriateness of the remuneration policy annually to ensure it continues to align with the business strategy, there is no current intention to revise the policy more often than every third years, unless required due to changes to regulations or legislation.

Adoption and publication
The Board of Directors shall review the remuneration policy at least once a year. Any changes to the Remuneration Policy shall be adopted by the Board of Directors and approved by the shareholders at an AGM.

TORM's Remuneration Report will be included in the Company's annual reports for all financial years commencing with the financial year ended 31 December 2017 and will contain information on remuneration paid to the Board of Directors and Executive Management.

The remuneration policy is available at http://www.torm.com/uploads/media_items/torm-remuneration-policy-2017.original.pdf.

The Board of Directors has adopted the remuneration policy.

Statement of voting at General Meeting
The Remuneration Policy was approved at the 2017 AGM of the Company and will continue to be subject to a binding shareholder vote at least once every three years thereafter.

Terms of Reference for the Remuneration Committee of the Company

The Terms of Reference of the Remuneration Committee can be found at
http://www.torm.com/uploads/media_items/terms-of-reference-remuneration-committee.original.pdf.

Approval of TORM plc Remuneration Report for 2017
This report was approved by the Board of Directors on 8 March 2018 and signed on its behalf by:

Christopher H. Boehringer
Chairman of the Remuneration Committee
8 March 2018

INVESTOR INFORMATION

US listing on NASDAQ in New York completed in 2017.

COMMUNICATION TO INVESTORS
To ensure consistent communication to all investors, quarterly and annual financial statements and other stock exchange announcements are the main vehicles of communication. TORM maintains regular capital market contact through analyst and industry presentations, investor meetings and conference calls. Investor meetings are primarily held in Copenhagen and in the major European and US financial centers.

In 2017, TORM issued a total of 12 announcements to the stock exchange. These announcements are available in both Danish and English versions on www.torm.com/investors. Interested stakeholders can sign up for TORM's investor relations mailing list there.

For a three-week period prior to the publication of quarterly and annual financial statements, communication is limited to issues of a general nature, and no individual investor meetings are held.

CHANGES TO THE SHARE CAPITAL
There were no changes to TORM plc's share capital during 2017. As of 31 December 2017, TORM plc's total share capital was USD 622,988.48 consisting of 62,298,846 A-shares of USD 0.01 each, one B-share and one C-share both of USD 0.01.

Following the balance sheet date, on 26 January 2018, TORM completed a Private Placement for gross proceeds of USD 100m. The Private Placement resulted in an issuance of 11,920,000 new A-shares. As of 8 March 2018, TORM's total share capital is USD 742,188.48 consisting of 74,218,846 A-shares of USD 0.01 each, one B-share and one C-share both of USD 0.01.

DISTRIBUTION POLICY
TORM intends to distribute 25-50% of net income on a semi-annual basis. The distribution policy will be reviewed periodically, carefully considering TORM's capital structure, strategic developments, future obligations, market trends and shareholder interests.

TORM's distribution policy allows investors to benefit directly from the earnings generated in TORM, while at the same time enabling the Company to selectively invest in the fleet.

For the first six months of 2017, TORM distributed a total of USD 1.2m through dividends.

The Board of Directors proposes that no dividend be distributed for the second half of 2017.

TRADING
In 2017, TORM had 62,298,846 A-shares outstanding. The average daily trading volume on Nasdaq Copenhagen has been approximately 43t shares. During 2017, the share price declined from approximately DKK 63.5 to DKK 53.5. Throughout 2017, TORM has been part of the MidCap segment on NASDAQ Copenhagen.

DUAL Listing
In 2017, TORM completed a listing of the Company's A-shares on NASDAQ in New York. Following the US listing, TORM's A-shares can move freely between the two NASDAQ exchanges in Copenhagen and New York. TORM's A-shares are listed on NASDAQ Copenhagen and NASDAQ in New York under the tickers TRMD A and TRMD, respectively.

INVESTOR INFORMATION - continued

SHAREHOLDERS
As of 31 December 2017, TORM had approximately 8,100 registered shareholders representing 89% of the share capital.

In compliance with section 29 of the Danish Securities Trading Act, the following shareholders have reported to TORM that they own more than 5% and 50% of the share capital, respectively:

•          OCM Njord Holdings S.à r.l. (Oaktree) (>50%)
•          DW Partners, LP (>5%)

As of 31 December 2017, TORM's treasury shares represented approximately 0.5% of the total share capital. The C-share is held by Oaktree, and the B-share is held by the Minority Trustee, SFM Trustees Limited, on behalf of TORM's non-Oaktree shareholders. The B- and the C-share have certain voting rights.

At the end of 2017, the members of the Board of Directors held a total of 20,478 shares, equivalent to a total market capitalization of DKK 1,095,573 or USD 176,486. The Board of Directors and certain employees are limited to trading shares during a four-week period after the publication of financial reports.

TORM's Transfer Agent is Computershare Inc, Dept CH 19228, Palatine, IL 60055, United States of America.

WARRANTS AND RESTRICTED SHARE UNITS
As of 31 December 2017, 4,787,692 warrants were outstanding with each warrant being convertible into one A-share with a nominal value of USD 0.01 against payment of a subscription price in cash to TORM of DKK 96.3. The warrants can be exercised until 13 July 2020. The warrants are not publicly listed but can be transferred by submitting a warrant transfer notice to the Company. The warrant transfer notice is available at http://www.torm.com/uploads/media_items/warrant-transfer-notice-2016.original.docx.

Following the Private Placement and the issuance of 11,900,000 new Class A common shares, certain warrant terms were adjusted as of 6 March 2018. Following this adjustment, a total of 4,838,827 warrants were outstanding, each with an exercise price of DKK 95.24.

In accordance with TORM's Remuneration Policy, the Board of Directors has as part of the long-term incentive program granted certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and the shareholders of TORM. A total of 2,994,009 RSUs have been granted in 2016 and 2017. Subject to vesting, each RSU entitles the holder to acquire one TORM A-share. The RSUs will vest over a three-year period from the grant date with an exercise price for each TORM A-share of DKK 93.6.

Of the 2,994,009 RSUs granted, 1,276,725 were granted to the Executive Director. RSUs granted to the Executive Director vest over a five-year period with an exercise price for each TORM A-share of DKK 93.6.

Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2016 and 2017 was around the time of issuance calculated at USD 5.0m and USD 1.0m, respectively.

Net Asset value
TORM's net asset value (NAV) as of 31 December 2017 is estimated at USD 796m based on i) broker values of USD 1,661m, ii) outstanding debt of USD 754m, iii) outstanding newbuilding installments of USD 307m, iv) a cash position of USD 134m, v) other current assets of USD 123m and vi) current liabilities of USD 61m. Based on 61,985,975 outstanding A-shares, excluding treasury shares, as of 31 December 2017, this corresponds to a NAV/share of USD 12.8 or DKK 79.7.

For further information about investor relations, please visit www.torm.com/investors.

INVESTOR INFORMATION - continued

INVESTOR RELATIONS CONTACT Christian Lintner, Senior Treasury and IR Manager Group IR, Communication and Treasury Phone: +45 3917 9335 Email: ir@torm.com
ANALYST COVERAGE

Carnegie Investment Bank
Marcus Bellander
Phone: +45 3288 0298
Email: marcus.bellander@carnegie.dk

Danske Bank
Finn Bjarke Pedersen
Phone: +45 4512 8036
Email: finpe@danskebank.dk

Handelsbanken
Dan Togo Jensen
Phone: +45 4679 1246
Email: dato01@handelsbanken.dk

Jyske Bank
Frans Høyer
Phone: +45 8989 7033
Email: frans.hoyer@jyskebank.dk

Nordea Markets
Jørgen V. Bruaset
Phone: +45 2185 8575
Email: jorgen.bruaset@nordea.com

SEB
Ole G. Stenhagen
Phone: +47 2100 8527
Email: ole.g.stenhagen@seb.no

FINANCIAL CALENDAR 2018 12 April 2018, Annual General Meeting 17 May 2018, First quarter 2018 results 16 August 2018, First half 2018 results 15 November 2018, Nine months 2018 results

DIRECTORS' REPORT

The Directors are pleased to present the Annual Report on the affairs of the TORM Group, including the financial statements and the auditor's report, for 2017. Details on the Directors' responsibilities are available in the Directors Responsibility Statement on page 84-85.

Other disclosure requirements, which form part of the Directors' Report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors' Report. For TORM's going concern statement and viability statement, please see the "Financial Review" section on pages 48-49. For details on any significant events after 31 December 2017, please refer to note 2 on page 103. Details on financial risks are provided in note 20 of the financial statements.

DIVIDENDS
The Board of Directors proposes that no dividend be distributed for the second half of 2017. TORM has distributed a total of USD 1.2m to shareholders in 2017 through dividends in September 2017. For further details on distributions to shareholders in 2017, please see the "Investor Information" section pages 77-79.

ANNUAL GENERAL MEETING
TORM's next Annual General Meeting will be held on 12 April 2018. The notice of the Annual General Meeting including the complete proposals will be available on TORM's website www.torm.com prior to the meeting.

DIRECTORS
Information on TORM's Board of Directors as of 8 March 2018 are available on pages 56-57.

INDEMNIFICATION OF DIRECTORS AND INSURANCE
TORM has not granted any indemnity for the benefit of the Directors but has a general Directors' and Officers' Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and Exchange Offer documentation related to the Corporate Reorganization.

SHARE CAPITAL
TORM's share capital as of 8 March 2018 amounts to a total nominal value of USD 742,188.48 divided into 74,218,846 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 74,218,846 votes are attached to the A-shares. Only the A-shares are admitted to trading and official listing on NASDAQ Copenhagen and NASDAQ in New York.

Each A-share has one vote on all resolutions proposed at general meetings of the Company except for the election or removal of the B-Director. Until the Threshold Date, the sole B-share has one vote at the general meeting and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary resolution. The B-shareholder also has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by the Company.

The Company may only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (which must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in the case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action.

DIRECTORS' REPORT - continued

The Directors are pleased to present the Annual Report on the affairs of the TORM Group, including the financial statements and the auditor's report, for 2017. Details on the Directors' responsibilities are available in the Directors Responsibility Statement on page 84-85.

Other disclosure requirements, which form part of the Directors' Report, are included in other sections of this Annual Report. Details on information incorporated by reference are generally set out under the relevant topics in the Directors' Report. For TORM's going concern statement and viability statement, please see the "Financial Review" section on pages 48-49. For details on any significant events after 31 December 2017, please refer to note 2 on page 103. Details on financial risks are provided in note 20 of the financial statements.

DIVIDENDS
The Board of Directors proposes that no dividend be distributed for the second half of 2017. TORM has distributed a total of USD 1.2m to shareholders in 2017 through dividends in September 2017. For further details on distributions to shareholders in 2017, please see the "Investor Information" section pages 77-79.

ANNUAL GENERAL MEETING
TORM's next Annual General Meeting will be held on 12 April 2018. The notice of the Annual General Meeting including the complete proposals will be available on TORM's website www.torm.com prior to the meeting.

DIRECTORS
Information on TORM's Board of Directors as of 8 March 2018 are available on pages 56-57.

INDEMNIFICATION OF DIRECTORS AND INSURANCE
TORM has not granted any indemnity for the benefit of the Directors but has a general Directors' and Officers' Liability Insurance and a Public Offering of Securities Insurance covering the Prospectus and Exchange Offer documentation related to the Corporate Reorganization.

SHARE CAPITAL
TORM's share capital as of 8 March 2018 amounts to a total nominal value of USD 742,188.48 divided into 74,218,846 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 74,218,846 votes are attached to the A-shares. Only the A-shares are admitted to trading and official listing on NASDAQ Copenhagen and NASDAQ in New York.

Each A-share has one vote on all resolutions proposed at general meetings of the Company except for the election or removal of the B-Director. Until the Threshold Date, the sole B-share has one vote at the general meeting and special administrative rights, including the right to appoint the Deputy Chairman of the Board of Directors. After the Threshold Date, all Directors can be appointed or removed by passing an ordinary resolution. The B-shareholder also has the right to appoint one Board Observer. Pursuant to the Articles of Association, no more than one B-share can be issued by the Company.

The Company may only take certain material actions relating to supermajority matters and Reserved Matters (as specified in its Articles of Association) if either (i) the majority of the Directors (which must include the Chairman and the B-Director) approve the relevant action or (ii) (a) in case of a supermajority action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 86% of the votes capable of being cast on such supermajority action or (ii) (b) in the case of a Reserved Matter action, if the B-Director did not approve such action or attend the relevant Board meeting, such action is approved by a shareholder resolution approved by at least 70% of the votes capable of being cast on such Reserved Matter action.

DIRECTORS' REPORT - continued

Until the Threshold Date, the sole TORM C-share has 350,000,000 votes at the general meeting in respect of certain Specified Matters only, including election of members to the Board of Directors of TORM (including the Chairman, but excluding the B-Director) and certain amendments to the Articles of Association. The sole C-shareholder, OCM Njord Holdings S.à r.l. ("Oaktree"), shall continue to hold the C-share so long as it or its affiliates beneficially own at least one third of the issued shares ("Threshold Date"). Accordingly, Oaktree may continue to operate as the Company's controlling shareholder, even where it does not own a majority of the A-shares. Pursuant to the Articles of Association, no more than one C-share can be issued by the Company.

Further details and movements in the share capital during the year are shown in note 13 and described in the "Investor information" section on pages 77-79.

A number of the A-shares are issued subject to restrictions on transfer ("Restricted Shares") imposed by US securities laws. These Restricted Shares may only be transferred pursuant to an effective registration statement filed with the United States Securities Exchange Commission or an exemption from the registration requirements of the United States Securities Act of 1933 as amended. There are no specific restrictions on the size of a holding of the A-shares nor the transfer of the A-shares (except for the Restricted Shares as detailed above), which are both governed by the general provisions of the Articles of Association and prevailing legislation.

The B-share can only be transferred to (i) another trustee (it is currently held by SFM Trustee Limited on behalf of the minority shareholders), or (ii) the Company if the B-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The B-share cannot be encumbered.

The C-share is held by Oaktree and can only be transferred (i) to one of Oaktree's affiliates or (ii) to the Company if the C-share is redeemed or (iii) any person who has acquired 100% of the issued A-shares. The C-Share cannot be encumbered. For further details on the transferability, please see the Articles of Association on TORM's website, http://www.torm.com/uploads/media_items/articles-of-association-15-march-2016.original.pdf.

The B-share and the C-share do not have any rights to receive dividends or other distributions which the Company decides to pay.

The Company must redeem the B-share and the C-share at the same time as soon as possible after the Threshold Date for USD 0.01 each. Once redeemed, the B-share and the C-share must be cancelled, and no further B-shares or C-shares can be issued by the Company.

Pursuant to TORM's Articles of Association and authorities passed at TORM plc's Annual General Meeting on 15 March 2016 (2016 AGM), the Board of Directors were granted authority to allot shares or rights relating to shares for cash free from pre-emption up to an aggregate nominal amount of USD 5,493,160 comprising:

•          Up to an aggregate nominal amount of USD 686,142 in connection with the Exchange Offer (of which USD 622,988.48 nominal value was issued (62,298,846 A-shares, one B-share and one C-share) during the period ended 31 December 2016. As the Exchange Offer has been completed, no further shares will be issued under this authority

•          Up to an aggregate nominal amount of USD 1,372,283 and which can be offered in connection with any proposed initial public offering of equity securities on certain US stock exchanges (of which zero was issued during the period ended 31 December 2017, leaving a current authority to issue up to 137,228,300 A-shares)

•          Up to an aggregate nominal amount of USD 2,596,226 in general equity issues including warrants, convertible debt and general equity with the issue being at fair value as determined by the Board of Directors (of which zero nominal value was used during the period ended 31 December 2017). Since the balance sheet date of 31 December 2017, a nominal value of USD 119,200 was used in connection with the Private Placement, leaving a current authority to issue up to 2,477,026 A-shares.

DIRECTORS' REPORT - continued

•      Up to an aggregate nominal amount of USD 838,509 to directors, officers or employees of the Company or any of its subsidiaries (of which USD 8,666 nominal value was used for the grant of restricted share units during the period ended 31 December 2017), leaving a current authority to issue up to 80,098,450 A-shares

Furthermore, the Board of Directors received authorization at the 2016 AGM to make market purchases up to a maximum of 6,861,413 A-shares within a certain pricing range. TORM has not repurchased any A-shares during the period ended 31 December 2017, leaving a current authority to purchase up to 6,548,542 A-shares or approximately 9% of TORM's share capital excluding treasury shares.

All the above share authorities expire on 14 March 2021. The Board of Directors will not be seeking any new authorities at the 2018 AGM.

Details of TORM's employee share schemes and any rights attaching to the shares under the employee share schemes are set out in note 4. Details of the warrants issued by TORM giving the right to buy A-shares are set out in the "Investor information" section on pages 77-79.

The U.K. Takeover Code, issued and administered by the U.K. Takeover Panel, applies to the Company.

POLITICAL DONATIONS
No political donations were made during 2017.

Financial instruments
The Company uses financial instruments to manage risks related to freight rates, bunker fuels, interest rates and foreign exchange. For further information on the use of financial instruments, please refer to Note 20 on pages 118-121.

research and development
The Company has a continuous focus on optimization
but does not allocate specific costs to research and development.

company branches
The TORM Group has offices in Denmark, India, the Philippines, Singapore, the UK and the US. Further details on the Company's global presence is set out on pages 123-125.

SIGNIFICANT SHAREHOLDINGS
Details on significant shareholdings are set out in the "Investor Information" section on pages 77-79.

CONTROLLING SHAREHOLDER
TORM's controlling shareholder, Oaktree, owns TORM plc's sole C-share, which carries 350,000,000 votes at the general meeting in respect of Specified Matters, including election of members to the Board of Directors of TORM plc (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association.

OTHER INFORMATION INCLUDED IN THE STRATEGIC REPORT
The "Strategic Report" set out on pages 4-49 provides a review of TORM's operations in 2017 and the potential future developments on those operations. Details on greenhouse gas emissions are included in the "Strategic Report" on page 30, and details on TORM's general policy relating to recruitment, training, career development and disabled employees are included on pages 33-36.

REQUIREMENTS TO THE LISTING RULES
TORM plc is listed on Nasdaq Copenhagen and NASDAQ in New York. The only listing rule requirement regarding the content of the Annual Report is that TORM's Annual Report follows the requirements according to the UK Companies Act, including provisions for EEA-listed companies.

DIRECTORS' REPORT - continued

Independent AUDITORS
Each person who is a Director at the date of approval of the Annual Report confirms that:

•      As far as the Director is aware, there is no relevant audit information of which the Company's independent auditor is unaware
•      The Director has taken all reasonable steps that he/she ought to have taken as a Director in order to make him/herself aware of any relevant audit information and to establish that the Company's independent auditor is aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

On 4 April 2017, Deloitte LLP was reappointed as auditors for TORM plc. Deloitte LLP has expressed willingness to continue in office as auditors, and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting on 12 April 2018.

Approval On behalf of the Board of Directors Christopher H. Boehringer Chairman of the Board of Directors 8 March 2018

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare such financial statements for each financial year. Under that law, the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU") and Article 4 of the International Accounting Standards ("IAS") Regulation and have also chosen to prepare the parent company financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period.

In preparing the parent company financial statements, the Directors are required to:
•      Select suitable accounting policies and then apply them consistently
•      Make judgements and accounting estimates that are reasonable and prudent
•      State whether Financial Reporting Standard 101 Reduced Disclosure Framework has been followed, subject to any material departures disclosed and explained in the financial statements
•      Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

In preparing the Group financial statements, International Accounting Standard 1 - Presentation of Financial Statements - requires that Directors:
•      Properly select and apply accounting policies
•      Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
•      Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance
•      Make an assessment of the Company's and the Group's ability to continue as a going concern

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement
We confirm that to the best of our knowledge:

•      The financial statements, prepared in accordance with the relevant financial reporting framework, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole
•      The "Strategic Report" includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face

•      The Annual Report and financial statements, taken as a whole, are fair, balanced and uderstandable and provide  the information necessary for shareholders to assess the Company's position and performance, business model and strategy

This responsibility statement was approved by the Board of Directors on 8 March 2018 and is signed on its behalf by:

Jacob Meldgaard
Executive Director
8 March 2018

TORM SUPREME
SINGAPORE

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS 2017

Consolidated Income Statement	87
Consolidated Statement of Comprehensive Income	87
Consolidated Balance Sheet	88
Consolidated Statement of Changes in Equity	89
Consolidated Cash Flow Statement	91
Notes to Consolidated Financial Statements	92
Parent Company 2017	128
Company Balance Sheet	129
Company Statement of Changes in Equity	130
Notes to Parent Financial Statements	131
Independent Auditor’s Report to the Members of TORM plc	135
TORM Fleet Overview	140
Glossary	143

CONSOLIDATED INCOME STATEMENT 1 JANUARY-31 DECEMBER	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 1 January-31 December

USD '000	Note	2017	2016	2015	USD '000	2017	2016	2015
Revenue		656,991	680,143	540,404	Net profit/(loss) for the year	2,407	-142,491	125,983
Port expenses, bunkers and commissions		-259,888	-221,859	-169,646
Charter hire		-8,517	-21,498	-12,023	Other comprehensive income/(loss):
Operating expenses	4	-188,374	-195,249	-122,867
Profit from sale of vessels	23	2,762	-	-	Items that may be reclassified to profit or loss:
Administrative expenses	4, 5	-45,007	-41,406	-19,486
Other operating expenses		-418	-304	-6,299	Exchange rate adjustment arising from translation of entities using a functional currency different from USD	360	-240	160
Share of profit/(loss) from joint ventures		3	176	202	Fair value adjustment on hedging instruments	9,181	-2,675	1,067
Impairment losses on tangible and intangible assets	6, 7, 8, 23	-3,572	-185,000	-	Fair value adjustment on hedging instruments transferred to income statement	-2,262	1,665	333
Depreciation	7	-114,451	-122,215	-67,327

Operating profit/(loss) (EBIT)		39,529	-107,212	142,958	Other comprehensive income/(loss) after tax ¹⁾	7,279	-1,250	1,560

Financial income	9	4,255	2,814	992	Total comprehensive income/(loss) for the year	9,686	-143,741	127,543
Financial expenses	9	-40,601	-37,333	-16,926

Profit/(loss) before tax		3,184	-141,731	127,024	¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

Tax	12	-777	-760	-1,041

Net profit/(loss) for the year		2,407	-142,491	125,983

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	26	0.04	-2.3	2.4
Diluted earnings/(loss) per share (USD)	26	0.04	-2.3	2.4

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER
USD '000	Note	2017	2016	USD '000	Note	2017	2016
ASSETS				EQUITY AND LIABILITIES
NON-CURRENT ASSETS				EQUITY
Tangible fixed assets				Common shares	13	623	623
Vessels and capitalized dry-docking	7,8,16	1,294,472	1,343,778	Treasury shares	13	-2,887	-2,887
Prepayments on vessels	7	88,378	44,036	Hedging reserves		7,309	390
Other plant and operating equipment	7	1,945	1,836	Translation reserves		280	-80
Total tangible fixed assets		1,384,795	1,389,650	Retained profit		785,725	782,532
				Total equity		791,050	780,578
Financial assets
Investments in joint ventures		324	322	LIABILITIES
Other investments		5	4	NON-CURRENT LIABILITIES
Total financial assets		329	326	Deferred tax liability	12	44,906	44,967
				Mortgage debt and bank loans	2,15,16,18	629,198	593,912
Total non-current assets		1,385,124	1,389,976	Finance lease liabilities	18,23	25,294	-
				Total non-current liabilities		699,398	638,879
CURRENT ASSETS
Bunkers		33,204	31,616	CURRENT LIABILITIES
Freight receivables	10	71,281	62,533	Mortgage debt and bank loans	2,15,16,18	91,720	75,652
Other receivables	11	11,787	8,134	Finance lease liabilities	18,23	2,899	13,624
Prepayments		4,422	3,024	Trade payables	18	26,150	28,498
Cash and cash equivalents		134,207	75,971	Current tax liabilities		1,393	773
Current assets, excluding assets held-for-sale		254,901	181,278	Other liabilities	14,18	33,822	33,055
				Deferred income		143	195
Assets held-for-sale	23	6,550	-	Total current liabilities		156,127	151,797

Total current assets		261,451	181,278	Total liabilities		855,525	790,676

TOTAL ASSETS		1,646,575	1,571,254	TOTAL EQUITY AND LIABILITIES		1,646,575	1,571,254

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by:

Jacob Meldgaard, Executive Director 8 March 2018

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 DECEMBER

USD '000	Common shares	Treasury shares ³⁾	Hedging reserves	Translation reserves	Retained profit	Total

Balance as of 1 January 2015, as shown in the financial statements of TORM A/S	87,986	-	-	-	381,528	469,514
Effect as of 1 January 2015 of the Exchange Offer ¹⁾	-87,590	-	-	-	87,590	-
Equity as of 1 January 2015	396	-	-	-	469,118	469,514

Comprehensive income/loss for the year:
Net profit/(loss) for the year	-	-	-	-	125,983	125,983
Other comprehensive income/(loss) for the year	-	-	1,400	160	-	1,560
Total comprehensive income/(loss) for the year	-	-	1,400	160	125,983	127,543

Shareholders' contribution	-	-	-	-	14,040	14,040
Reverse acquisition of TORM A/S	242	-	-	-	367,536	367,778
Transaction costs share issue	-	-	-	-	-2,723	-2,723
Acquisition treasury shares, cost	-	-176	-	-	-	-176
Total changes in equity 2015	242	-176	1,400	160	504,836	506,462

Equity as of 31 December 2015	638	-176	1,400	160	973,954	975,976

Comprehensive income/loss for the year:
Net profit/(loss) for the year	-	-	-	-	-142,491	-142,491
Other comprehensive income/(loss) for the year	-	-	-1,010	-240	-	-1,250
Total comprehensive income/(loss) for the year	-	-	-1,010	-240	-142,491	-143,741

Corporate Reorganization TORM plc	-	-	-	-	-6,564	-6,564
Acquisition of outstanding shares in TORM A/S, cost ²⁾	-15	176	-	-	-19,396	-19,235
Acquisition of treasury shares, cost	-	-2,887	-	-	-	-2,887
Share-based compensation	-	-	-	-	2,029	2,029
Dividend paid	-	-	-	-	-25,000	-25,000
Total changes in equity 2016	-15	-2,711	-1,010	-240	-191,422	-195,398

Equity as of 31 December 2016	623	-2,887	390	-80	782,532	780,578

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - CONTINUED
1 JANUARY-31 DECEMBER

USD '000	Common shares	Treasury shares ³⁾	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2017	623	-2,887	390	-80	782,532	780,578

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	-	-	-	-	2,407	2,407
Other comprehensive income/(loss) for the year ⁴⁾	-	-	6,919	360	-	7,279
Total comprehensive income/(loss) for the year	-	-	6,919	360	2,407	9,686

Corporate Reorganization TORM plc	-	-	-	-	146	146
Share-based compensation	-	-	-	-	1,880	1,880
Dividend paid	-	-	-	-	-1,240	-1,240
Total changes in equity 2017	-	-	6,919	360	3,193	10,472

Equity as of 31 December 2017	623	-2,887	7,309	280	785,725	791,050

¹⁾ In connection with the Exchange Offer of 15 April 2016, the common shares were adjusted to reflect those of TORM plc. The adjustment with respect to the common shares reflects the change in currency of the shares changed from DKK to USD and the reduction in the nominal value of each share was reduced from DKK 15 each to USD 0.01 each.

²⁾ Relates to the squeeze-out of remaining minority shareholders in TORM A/S.
³⁾ Please refer to note 13 for further information on treasury shares.
⁴⁾ Please refer to "Consolidated Statement of Comprehensive Income".

CONSOLIDATED CASH FLOW STATEMENT
1 JANUARY-31 DECEMBER
USD '000	Note	2017	2016	2015	USD '000	Note	2017	2016	2015
CASH FLOW FROM OPERATING ACTIVITIES					CASH FLOW FROM INVESTING ACTIVITIES
Net profit/(loss) for the year		2,407	-142,491	125,983	Investment in tangible fixed assets		-145,112	-119,408	-253,964
					Cash from business combination		-	-	77,544
Adjustments:					Sale of tangible fixed assets	23	31,382	-	17,640
Reversal of profit from sale of vessels	23	-2,762	-	-
Reversal of depreciation	7	114,451	122,215	67,327	Net cash flow from investing activities		-113,730	-119,408	-158,780
Reversal of impairment loss on tangible and intangible assets	6, 7, 8	3,572	185,000	-
Reversal of share of profit/(loss) from joint ventures		-3	-176	-202
Reversal of financial income	9	-4,255	-2,814	-992	CASH FLOW FROM FINANCING ACTIVITIES
Reversal of financial expenses	9	40,601	37,333	16,926	Borrowing, mortgage debt		175,377	49,256	93,100
Reversal of tax expenses	12	777	760	1,041	Borrowing, sale and leaseback transactions		30,195	-	-
Reversal of other non-cash movements	24	3,696	-7,114	-874	Repayment/redemption, mortgage debt		-125,487	-142,740	-29,214
					Repayment/redemption, finance lease liabilities		-16,724	-3,410	-
Dividends received from joint ventures		-	188	200	Dividend paid		-1,240	-25,000	-
Interest received and realized exchange gains		1,641	2,735	624	Acquisition of outstanding shares in TORM A/S		-	-19,241	-
Interest paid and realized exchange losses		-36,698	-31,385	-12,364	Shareholders' contribution		-	-	14,040
Income taxes paid		-586	-1,430	-584	Transaction costs share issue		-	-	-2,723
Change in bunkers, receivables and payables, etc.	24	-12,996	8,322	16,870	Purchase/disposal of treasury shares		-	-2,887	-176

Net cash flow from operating activities		109,845	171,143	213,955	Net cash flow from financing activities		62,121	-144,022	75,027

					Net cash flow from operating, investing and financing activities		58,236	-92,287	130,202

					Cash and cash equivalents as of 1 January		75,971	168,258	38,056

					Cash and cash equivalents as of 31 December		134,207	75,971	168,258

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Accounting policies, critical accounting estimates and judgements	93
Note 2 – Liquidity, capital resources and subsequent events	103
Note 3 – Consolidated segment information	104
Note 4 – Staff costs	104
Note 5 – Remuneration to auditors appointed at the parent company's annual general meeting	107
Note 6 – Intangible assets	107
Note 7 – Tangible fixed assets	108
Note 8 – Impairment testing	109
Note 9 – Financial items	110
Note 10 – Freight receivables	110
Note 11 – Other receivables	111
Note 12 – Tax	111
Note 13 – Common shares & Treasury shares	111
Note 14 – Other liabilities	113
Note 15 - Effective Interest Rate, Outstanding Mortgage Debt And Bank Loans	113
Note 16 – Collateral security for mortgage debt and bank loans	115
Note 17 – Guarantee commitments and contingent liabilities	115
Note 18 – Contractual obligations	115
Note 19 – Derivative financial instruments	117
Note 20 – Risks associated with TORM's activities	118
Note 21 – Financial instruments	122
Note 22 – Related party transactions	123
Note 23 – Non-current assets sold during the year	123
Note 24 – Cash flows	123
Note 25 – Entities in the group	124
Note 26 – Earnings per share & Dividend per share	126
Note 27 – Business combinations in 2015	127

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

OVERVIEW OF BUSINESS
TORM plc is a shipping company, incorporated in the United Kingdom, which owns and operates a fleet of product tankers. Unless otherwise indicated, the terms "TORM plc," "we," "us," "our," the "Company" and the "Group" refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries following the closing of the Exchange Offer (defined below). When used herein to describe events prior to the closing of the Exchange Offer, the terms "TORM A/S," "we," "us," "our," the "Company" and the "Group" refer to TORM A/S and its consolidated subsidiaries before such time. References to "Former TORM A/S" refer to TORM A/S and its consolidated subsidiaries prior to the Combination (defined below).

On March 27, 2015, TORM A/S, a company organized under the laws of Denmark, Oaktree Capital Management L.P., or Oaktree, and certain of TORM A/S' lenders entered into a restructuring agreement to recapitalize TORM A/S. The agreement included a mandatory and an optional debt cancellation of a part of TORM A/S' debt and required that OCM Njord Holdings S.à r.l., or Njord Luxco, a subsidiary of Oaktree, contribute OCM (Gibraltar) Njord Midco Ltd., or Njord, to TORM A/S in exchange for shares in TORM A/S. We refer to this transaction as the "Combination." The Combination was completed on July 13, 2015, the date on which Njord was transferred to TORM A/S, and comprised a part of a series of transactions, discussed more fully herein, which together we refer to as the "2015 Restructuring." We refer to the consummation of the 2015 Restructuring on July 13, 2015 as the Restructuring Completion Date.

The Combination was accounted for as a reverse acquisition, based on guidance in IFRS 3 "Business Combinations", under the acquisition method of accounting, with Njord considered to be the accounting acquirer of TORM A/S and the continuing reporting entity, though TORM A/S continued as the legal entity (we refer to Njord and Former TORM A/S, including their respective subsidiaries, together as the "Combined Group"). This was largely due to the fact that following the acquisition, Njord Luxco held 62% of the voting rights in TORM A/S (excluding the additional voting rights associated with the TORM A/S C-share, which relates to election and dismissal of members of our Board of Directors and certain amendments to our Articles of Association), was exposed to variable returns from involvement with the Combined Group and had the ability to use its control to affect the amount of the Group's return.

On 15 April 2016, a new corporate structure was established, whereby TORM plc effectively acquired all of the outstanding A-shares of TORM A/S (referred to herein as Danish A-shares) in exchange for TORM plc's securities. A total of 97.6% of TORM A/S' shareholders exchanged their shareholdings to TORM plc, and TORM plc acquired the remaining 2.4% shares from TORM A/S' minority shareholders in a statutory squeeze-out transaction under the Danish Companies Act for a total cash consideration of USD 19.2m.

NOTE 1 - CONTINUED

In addition and in connection with the exchange of the Danish A-shares, all TORM A/S warrant holders exchanged their warrants on a one-for-one basis for warrants of TORM plc. We refer to these transactions collectively as the "Exchange Offer." On 19 April 2016, upon the closing of the Exchange Offer, TORM plc became the Group's publicly-held parent company incorporated under the laws of England and Wales. We refer to this as the "Redomiciliation". The Redomiciliation was accounted for as an internal reorganization of entities under common control and, therefore, the assets and liabilities of TORM A/S were accounted for at their historical cost basis and not revalued in the transaction.

The Corporate Reorganization is accounted for as a capital restructuring, where the assets and liabilities of TORM A/S and its subsidiaries are accounted for at their historical cost basis and not revalued at market value.

The consolidated financial statements for the TORM Group are presented in the legal name of TORM plc, but are a continuation of the financial statements of TORM A/S with a retroactive adjustment of the legal capital of the legal parent (TORM plc). The consolidated financial results reflect the activities for TORM A/S only for 2015 and the period from 1 January 2016 until 15 April 2016, whereas the remaining period of 2016 and all of 2017 reflects the combined activity of TORM plc and TORM A/S.

The impact on equity in 2016 of the Corporate Reorganization reflected the accumulated deficit of TORM plc at that date and the squeeze-out transaction impact of USD 19.2m.

TORM plc is listed on the stock exchange NASDAQ Copenhagen, Denmark and on NASDAQ New York, United States.

BASIS OF PREPARATION
The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as adopted by the EU and as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency is USD, and the Company applies USD as presentation currency in the preparation of the consolidated financial statements.

NOTE 1 - continued

GOING CONCERN
As of 31 December 2017, TORM's cash position was USD 134m, TORM's net debt was USD 620m (of which USD 271m was undrawn) and the net interest-bearing debt loan-to-value ratio was 55.8%. In January 2018 the Group's financial position was further strengthened via an equity raise of USD 100m. Further information on the Group's objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in note 20 to the financial statements.

The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities, details of which are in note 2 to the financial statements. Sensitivity calculations are run to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

The Board of Directors has considered the Group's cash flow forecasts and the expected compliance with the Company's financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

ADOPTION OF NEW OR AMENDED IFRSS
TORM has implemented the following standard amendments issued by IASB and adopted by the EU and the interpretations in the consolidated financial statements for 2017:

•          Amendments to IAS 7: "Disclosure initiative"
•          Amendments to IAS 12 "Recognition of Deferred Tax Assets for Unrealised Losses"
•          Amendments to IFRS 12 included in Annual Improvements to IFRS Standards 2014-2016 Cycle
The implementation of the standard amendments and improvements had no significant impact on the Group's financial statements.

NOTE 1 - continued

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) that have not yet come into effect:

•          Amendments to IFRS 2 "Classification and Measurement of Share-based Payment Transactions". Effective date is 1 January 2018. The Company has evaluated the impact of this standard on the financial statements as insignificant.
•          IFRS 9 "Financial Instruments". The effective date of the standard is 1 January 2018. The standard and subsequent amendments will substantially change the classification and measurement of financial instruments and hedging requirements. Furthermore, IFRS 9 changes the recognition of credit losses from "incurred losses" to "expected losses". TORM has assessed the new requirement and concludes that the effect of the change will be insignificant, as TORM historically has had very limited actual incurred losses on receivables. The changes in the standard regarding classification will not change the measurement of the majority of financial assets from amortized cost except from derivatives that also under IFRS 9 will be measured at fair value through profit & loss unless cash flow hedge accounting is applied.
•          IFRS 15 "Revenue from Contracts with Customers". The effective date is 1 January 2018. The standard will change the recognition pattern of revenue. The change in revenue recognition will go from recognizing from "discharge-to-discharge" to "load-to-discharge". The cumulative effect of adopting the standard as at 1 January 2018 was a reduction in total equity of USD 1m. As this is not considered material the impact will be reflected in the results of the group for the year ending 31 December 2018 and prior periods will not be restated.
•          IFRS 16 "Leases". The effective date is 1 January 2019. The standard will change the recognition of leases. The standard is not expected to have a material impact on the TORM Group as TORM mainly operates owned vessels. It will however result in a right of use asset and related lease liability being recorded for certain (mostly property related) leases which are currently treated as operating leases. It will also result in a reclassification of costs associated with these operating leases from "Administrative expenses" (operating leases) to either "Depreciations" or "Financial expenses".

NOTE 1 - continued

ACCOUNTING POLICIES

Consolidation principles
The consolidated financial statements comprise the financial statements of the Parent Company, TORM plc, and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:
•          has the power over the investee; and
•          is exposed, or has the right to variable returns from involvement with the investee; and
•          has the ability to use its power to affect its returns
The Company should reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:
•          the size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•          potential voting rights held by the Company, other vote holders or other parties
•          rights arising from other contractual arrangements, and
•          any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders' meetings
Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.

Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

NOTE 1 - continued

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and the Company's share of the income statement and balance sheet of joint operations by combining items of a uniform nature and eliminating intercompany transactions, balances and shareholdings as well as realized and unrealized gains and losses on transactions between the consolidated entities. The financial statements used for consolidation purposes are prepared in accordance with the Company's accounting policies.

The consolidated financial statements following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but as a continuation of the financial statements of the legal subsidiary (accounting acquirer). The accounting acquirer's legal capital is adjusted retrospectively to reflect the legal capital of the accounting acquiree. Comparative information is adjusted accordingly.

Business combinations
Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also taken into account. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.

In reverse acquisitions the purchase price of a business combination is measured as the fair value of the consideration agreed upon. The purchase price in a reverse acquisition is calculated as the fair value of the interest in the accounting acquirer that the existing shareholders of the accounting acquiree would have received, had the business combination not been a reverse acquisition.

NOTE 1 - continued

The excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once every year. Upon acquisition, goodwill is allocated to the cash generating units, which subsequently form the basis for the impairment test. If the fair value of the acquired assets, liabilities and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.

Foreign currencies
The functional currency of all significant entities, including subsidiaries and associated companies, is United State dollars (USD), because the Company's vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Companies most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under "Financial income" and "Financial expenses".

An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment.

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the average exchange rates for the year, whereas balance sheet items are translated at the exchange rates as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component through other comprehensive income. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

NOTE 1 - continued

Derivative financial instruments
Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when appropriate.

Derivative financial instruments are initially recognized in the balance sheet at fair value at the date when the derivative contract is entered into and are subsequently measured at their fair value as other receivables or other liabilities, respectively.

Changes in the fair value of derivative financial instruments that are designated as cash flow hedges and deemed to be effective are recognized directly in "Other comprehensive income". When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in "Other comprehensive income" are transferred from "Other comprehensive income" and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in the fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company's risk management policy, interest rate swaps with cap features and certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under "Financial income" or "Financial expenses" for interest rate swaps with cap features, under "Revenue" for forward freight agreements and under "Port expenses, bunkers and commissions" for forward bunker contracts.

Segment information
In 2015, TORM consisted of two business segments: The Tanker Segment and Bulk Segment. Due to divestment of the Bulk Segment during 2015, only the Tanker Segment remains for 2016 and 2017.

The segmentation is based on the Group's internal management and reporting structure. In the Tanker Segment, the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel and naphtha.

The Group has only one geographical segment, because the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

NOTE 1 - continued

The segment income statement comprises income and expenses which are directly attributable to the segment. Not allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Company's administrative functions and investment activities, including cash and bank balances, interest-bearing debt, income tax, deferred tax, etc.

The accounting policies applied for the segments regarding recognition and measurement are consistent with the policies for TORM as described in this note.

Employee benefits
Wages, salaries, social security contributions, holiday and sick leave, bonuses and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

Pension plans
The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Leases
Agreements to charter in vessels and to lease other plant and operating equipment for which TORM substantially has all the risks and rewards of ownership are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the leases.

For the purpose of calculating the present value, the interest rate implicit in the lease or an incremental borrowing rate is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease term is disclosed in the notes to the financial statements.

Agreements to charter out vessels for which substantially all the risks and rewards of ownership are transferred to the lessee are classified as finance leases, and an amount equal to the net investment in the lease is recognized and presented in the balance sheet as a receivable. The carrying amount of the vessel is derecognized, and any gain or loss on disposal is recognized in the income statement. Other agreements to charter out vessels are classified as operating leases, and lease income is recognized in the income statement on a straight-line basis over the lease term.

NOTE 1 - continued

INCOME STATEMENT

Revenue
Income is recognized in the income statement when:
•          The income generating activities have been carried out on the basis of a binding agreement
•          The income can be measured reliably
•          It is probable that the economic benefits associated with the transaction will flow to the Company
•          Costs relating to the transaction can be measured reliably
Revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses on forward freight agreements designated as hedges. Revenue is recognized when it meets the general criteria mentioned above, and when the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue are recognized at selling price upon delivery of the service as per the charter parties concluded.

Cross-over voyages
Revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage. Voyage expenses are recognized as incurred.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized upon delivery of services in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers.

NOTE 1 - continued

The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. The Company receives the demurrage payment upon reaching final agreement on the amount, which on average is approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Port expenses, bunkers and commissions
Port expenses, bunker fuel consumption and commissions are recognized as incurred. Gains and losses on forward bunker contracts designated as hedges and write-down and provisions for losses on freight receivables are included in this line.

Freight and bunker derivatives
Freight and bunker derivatives comprise fair value adjustments and gains and losses on forward freight agreements, forward bunker contracts and other derivative financial instruments directly relating to shipping activities which are not designated as hedges. The freight and bunker derivatives that qualify for hedge accounting are recognized in Revenue and Port expense, bunkers and commissions respectively, as the hedging instrument is realized.

Charter hire
Charter hire comprises expenses related to the chartering in of vessels under operating leases which have been incurred in order to achieve the net revenue for the year.

Operating expenses
Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Profit from sale of vessels
Profit from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, representing the difference between the sales price less cost to sell and the carrying value of the vessel.

Administrative expenses
Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating expenses
Other operating expenses primarily comprise chartering commissions and management fees paid to commercial and technical managers for managing the fleet and to a lesser extent profits and losses deriving from the disposal of other plant and operating equipment.

NOTE 1 - continued

Depreciation and impairment losses
Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less cost to sell.

Financial income
Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income including value adjustments of certain financial instruments not accounted for as hedges of future transactions.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses
Financial expenses comprise interest expenses, financing costs of finance leases, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including value adjustments of certain financial instruments not accounted for as hedges of future transactions.

Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

Tax
Tax expenses comprise the expected tax including tonnage tax on the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

NOTE 1 - continued

BALANCE SHEET

Goodwill
Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities and contingent liabilities and is recognized as an asset under intangible assets. Goodwill is not amortized as it is considered to have an indefinite useful life, but the recoverable amount of goodwill is assessed at least once a year. For impairment testing purposes, goodwill is on initial recognition allocated to the cash generating unit expected to benefit from the synergies of the combination. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss for goodwill is not reversed in a subsequent period.

Vessels
Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction based on the loans obtained for the vessels. All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Company considers that a 25-year depreciable life is consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Company's business plans.

The Company also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of the carrying amounts. Prepayment on vessels is measured at costs incurred.

Dry-docking
Approximately every 30 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

NOTE 1 - continued

A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation hereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

Other plant and operating equipment
Operating equipment is measured at cost less accumulated depreciation.

Computer equipment is depreciated on a straight-line basis over three years, and other operating equipment is depreciated on a straight-line basis over five years.

Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.

Investments in joint ventures
Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM's share of the profit or loss in the joint venture. When TORM's share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.

NOTE 1 - continued

Financial assets
Financial assets are initially recognized at the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Financial assets are classified as:
•          Financial assets at fair value through profit or loss
•          Loans and receivables
•          Available-for-sale financial assets
Other investments
Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in "Other comprehensive income". Realized gains and losses resulting from sales of shares are recognized as "Financial income" or "Financial expenses" in the income statement. The cumulative value adjustment recognized in "Other comprehensive income" is transferred to the income statement when the shares are sold. Dividends on shares in other companies are recognized as "Financial income" in the period in which they are declared.

Other investments are presented as non-current, unless Management intends to dispose of the investments within 12 months from the balance sheet date.

Receivables
Outstanding freight receivables and other receivables that are expected to be realized within 12 months from the balance sheet date are classified as loans and receivables and presented as current assets.

Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts. Derivative financial instruments included in other receivables are measured at fair value.

Provisions for bad debt
Provision for bad debt is defined as the write off of certain accounts receivable assessed as being uncollectible. The assessment is based on historical experience and on an individual basis.

NOTE 1 - continued

Impairment of assets
Non-current assets are reviewed at least annually to determine any indication of impairment due to a significant decline in either the assets' market value or in the cash flows generated by the assets. In case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to derive from a cash generating unit, utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

For the purpose of assessing impairment, assets and time charter- and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes. There were two cash generating units in 2015, the Tanker Segment and the Bulk Segment. In 2017 and 2016, there was only one cash generating unit as the Bulk Segment was wound down in 2015.

Bunkers
Bunkers and luboil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditures incurred in acquiring the bunkers and luboil and delivery cost less discounts.

Assets held-for-sale
Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms that are usual and customary for sales of such assets, and when its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held-for-sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Gains are recognized on delivery to the new owners in the income statement in the item "Profit from sale of vessels". Anticipated losses are recognized at the time the asset is classified as held-for-sale in the item "Impairment losses on tangible and intangible assets".

Treasury shares
Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

NOTE 1 - continued

Share-based payments
The Group makes equity settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. The fair value of the share schemes is calculated using the Black Scholes method at grant date.

Dividend
Dividend is recognized as a liability at the time of declaration. Dividend proposed for the year is moved from "Retained profit" and presented as a separate component of equity.

Provisions
Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated liability that is expected to arise, taking into account the time value of money.

Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, the deferred tax also constitutes the reserve in relation to the transition balance in connection with the Danish tonnage tax scheme.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the laws that have been enacted by the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items.

Mortgage debt and bank loans
At the time of borrowing, mortgage debt and bank loans are measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability. TORM considers the new terms to be substantially different from the original terms if the present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.

NOTE 1 - continued

Other liabilities
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

CASH FLOW STATEMENT
The cash flow statement shows the Company's cash flows as well as cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented using the indirect method and is based on net profit/(loss) for the year adjusted for tax, financial income and expenses, net profit/(loss) from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

Cash flow from financing activities comprises changes in long-term debt, bank loans, finance lease liabilities, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand including restricted cash. Other investments are classified as investing activities.

EARNINGS PER SHARE
Basic earnings per share is calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share is calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 1 - continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company's financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgements used in the preparation of the consolidated financial statements:

ACCOUNTING ESTIMATES

Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Furthermore, market valuations from leading, independent and internationally recognized shipbrokers are obtained on a quarterly basis as part of the review for potential impairment indicators. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating and capital expenditure and discount rates. For more information on key assumptions and related sensitivities, please refer to note 8 in these financial statements. All these factors have been historically volatile. The carrying amounts of TORM's vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down or reversal of vessels may be required.

NOTE 1 - continued

JUDGEMENTS

Reverse acquisition
TORM's Restructuring was completed on 13 July 2015 and included inter alia a contribution by OCM Njord Holdings S.à r.l. ("Njord Luxco") of Njord to TORM in exchange for a controlling interest in TORM. The transaction is described in detail in note 27. Management has concluded that the contribution should be accounted for as a reverse acquisition according to IFRS 3 (Revised 2008) – Business Combinations ("IFRS 3"), i.e. Njord is the acquirer and Former TORM is the acquiree. Management's most significant judgements applying to the accounting policies relate to:

•          Identification of the acquirer
•          Calculation of consideration

Identification of the acquirer
IFRS 3 requires that the determination of the acquirer shall be determined based on the guidance in IFRS 10 – "Consolidated Financial Statements", which means that the acquirer will be the entity that obtains control over the acquiree. The acquirer in a business combination will therefore most often be the entity (Former TORM A/S) legally acquiring the other (Njord) in exchange for cash, other assets or in exchange for issuing its equity interests. However, IFRS 3 states that in some cases the accounting acquirer can be the entity that is legally being acquired, i.e. Njord. The latter is typically the case when the former shareholder (Njord Luxco) of the entity whose shares are being acquired (Njord) owns the majority of shares and controls the majority of votes in the combined entity (TORM) after the transaction.

Following the transaction, Njord Luxco had control with the majority of the share capital and associated votes of Former TORM A/S, which led Management to conclude that the transaction is to be accounted for as a reverse acquisition, i.e. as if Former TORM A/S has been acquired by Njord rather than Former TORM A/S acquiring Njord.

Calculation of consideration
Based on the provision of IFRS 3, Njord's purchase price for a controlling interest in Former TORM A/S is calculated as the fair value of the interest in Njord that the existing shareholders and warrant holders in Former TORM A/S would have received, had the business combination of Former TORM A/S and Njord not been a reverse acquisition. As the issued shares of Former TORM A/S were publicly traded, Management considered whether the fair value of Former TORM A/S would have been a more reliable measure of the consideration. Management believes that the fair value of the interest in Njord that would have been issued represented the fair value of the consideration more reliably than the share price of Former TORM A/S. The share price of Former TORM A/S was very volatile during the period before the Restructuring due to the significant uncertainty about Former TORM A/S' future as an independent group.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

LIQUIDITY AND CAPITAL RESOURCES
As of 31 December 2017, TORM's cash position totaled USD 134m (2016: USD 76m; 2015: USD 168m) and undrawn credit facilities amounted to USD 271m (2016: USD 190m; 2015: USD 75m). The undrawn credit facilities consisted of a USD 75m Working Capital Facility, a bilateral USD 115m facility with China Export-Import Bank and a bilateral USD 81m facility with Danish Ship Finance. TORM had ten newbuildings on order for delivery in 2018-2019 (2016: four; 2015: seven). The total outstanding CAPEX related to these newbuildings was USD 307m (2016: USD 149m; 2015: USD 224m) and is mainly financed by the undrawn facilities with China Export-Import Bank and Danish Ship Finance.

TORM has a Term Facility I of USD 401m and an undrawn Working Capital Facility of USD 75m both with maturity in 2021. In addition to the Term Facility I and the Working Capital Facility, TORM has a Term Facility II of USD 115m with maturity in 2022 and bilateral loan agreements with Danish Ship Finance of USD 158m maturing in 2022 and with ING of USD 46m maturing in 2024. As of 31 December 2017, the scheduled minimum payments on mortgage debt and bank loans in 2018 were USD 93m.

TORM's bank debt facilities include financial covenants related to:

•          Minimum liquidity including committed credit lines
•          Minimum cash
•          Loan-to-value
•          Equity ratio

During 2017, 2016 and 2015, TORM did not have any covenant breaches.

SUBSEQUENT EVENTS
On 12 January 2018, TORM took delivery of the newbuilding TORM Herdis,(hull no. 15121049), a 114,000 DWT LR2 tanker from Guangzhou Shipyard International.

On 22 January 2018, TORM secured commitment from ABN AMRO for attractive vessel financing of up to USD 50m regarding the two LR1 tanker newbuilding options exercised in December 2017. TORM expects the two LR1 newbuildings to be delivered in 2019 throughout the first quarter of 2020.

On 23 January 2018, TORM plc announced the USD 100m Private Placement by issuing 11,920,000 new A-shares. The related capital increase was filed on 26 January 2018 with the UK Companies House. After the capital increase, TORM's share capital amounts to a total nominal value of USD 742,188.48 divided into 74,218,846 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01.

NOTE 2 - continued

On 26 January 2018, TORM delivered the Handysize tanker TORM Rhone to its new owner. In the financial statements, TORM Rhone is treated as an asset held-for-sale. The delivery results in a net profit from sale of vessels in TORM of USD 0.6m in 2018.

On 9 February 2018, TORM took delivery of the newbuilding TORM Hermia (hull no. 15121050), a 114,000 DWT LR2 tanker from Guangzhou Shipyard International.

NOTE 3 – CONSOLIDATED SEGMENT INFORMATION

	2015
USDm	Tanker Segment	Bulk Segment	Not allocated	Total

Income Statement
Revenue	538.7	1.7	-	540.4
Port expenses, bunkers and commissions	-169.2	-0.5	-	-169.7
Charter hire	-11.1	-0.9	-	-12.0
Operating expenses	-121.7	-1.2	-	-122.9
Administrative expenses	-	-	-19.5	-19.5
Other operating expenses	-	-	-6.3	-6.3
Share of profit/(loss) from joint ventures	-	-	0.2	0.2
Impairment losses on tangible and intangible assets	-	-	-	-
Depreciation	-67.1	-0.2	-	-67.3
Operating profit/(loss) (EBIT)	169.6	-1.0	-25.6	143.0
Financial income	-	-	1.0	1.0
Financial expenses	-	-	-16.9	-16.9
Profit/(loss) before tax	169.6	-1.0	-41.5	127.1
Tax	-	-	-1.0	-1.0
Net profit/(loss) for the year	169.6	-1.0	-42.5	126.1

In 2015 TORM consisted of two business segments: The Tanker Segment and the Bulk Segment. Due to the divestment of the Bulk Segment in 2015, only the Tanker Segment remains for 2016 and 2017, and thus no segment information has been presented for 2017 and 2016.

During 2015, there have been no transactions between the Tanker and the Bulk Segments, and therefore all revenue derives from external customers.

As the Company considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment.

NOTE 4 – STAFF COSTS

USDm	2017	2016	2015
Total staff costs
Staff costs included in operating expenses	9.2	9.9	9.7
Staff costs included in administrative expenses	34.6	31.0	14.2
Total	43.8	40.9	23.9

Staff costs comprise the following
Wages and salaries	36.4	32.3	22.4
Share-based compensation	1.9	2.0	-
Pension costs	3.1	3.6	1.4
Other social security costs	0.3	0.4	0.1
Other staff costs	2.1	2.6	-
Total	43.8	40.9	23.9

Average number of permanent employees
Seafarers	130.6	137.0	65.0
Land-based	286.6	269.1	133.0
Total	417.2	406.1	198.0

Employee information
The majority of the staff on vessels are not employed by TORM. Staff costs included in operating expenses relate to the 131 seafarers (2016: 137, 2015: 65).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

NOTE 4 - continued

USD '000	2017	2016	2015 ⁵⁾
Non-Executive Board and Committee Remuneration, Short term
Cheam Directors Limited ¹⁾	-	-	3
Christopher H. Boehringer	290	237	88
Kari Millum Gardarnar ²⁾³⁾⁴⁾	-	-	31
Rasmus Johannes Hoffmann ²⁾³⁾	-	-	29
Flemming Ipsen ²⁾	-	-	38
Olivier Dubois ²⁾	-	-	17
Alexander Green ²⁾	-	-	19
Jon Syvertsen ²⁾	-	-	19
David Weinstein	174	131	48
Torben Janholt	174	131	48
Göran Trapp	174	158	58
Jeffery Stein ²⁾³⁾	-	-	7
Total	812	657	405

¹⁾ Former member of the Board of Directors of Njord. Left the Board of Directors due to the reverse acquisition on 13 July 2015.
²⁾ Former member of the Board of Directors of Former TORM A/S. Resigned on 25 August 2015.
³⁾ Took up position as Board Observer of TORM plc.
4) Resigned as Board Observer as of 31 July 2017.
⁵⁾ The 2015 figures represent amounts earned subsequent to the Restructuring on 13 July 2015.

NOTE 4 - continued

Executive Management

USD '000	Salary	Taxable benefits	Annual performance bonus	Transaction bonus	Total
Executive Management Remuneration
Jacob Meldgaard
2015, TORM A/S¹⁾	362	19	144	345	870
2016, TORM A/S - restated ¹⁾ ²⁾	834	41	559	-	1,434
2016, TORM plc¹⁾	39	-	-	-	39
2017, TORM A/S¹⁾	923	42	580	-	1,545
2017, TORM plc¹⁾	81	-	-	-	81

¹⁾ Paid by legal entity as noted.
²⁾ The 2016 figures have been restated in order to include the figure for the annual bonus for 2016 as this was finalised and subsequently paid in 2017. No value was shown in the 2016 annual report. The total annual performance bonus of the Executive Director of TORM plc for 2016. arising in the period 1 January 2016 to 31 December 2016 was DKK 3.758.700 (USD 559t).

Senior Management Team
The aggregate compensation paid by the Group to the other members of the Senior Management Team (excluding Mr. Meldgaard) was USD 1,625,425 (2016: USD 1,735,563, 2015: USD 2,944,715), which includes an aggregate of USD 112,236 (2016: USD 93,163, 2015: USD 180,354) allocated for pensions for these individuals.

NOTE 4 - continued

Long-Term Incentive Plan - RSUs granted in 2017:

	RSU LTIP grant	Exercise price per share ¹⁾	RSU grant value assuming 100% vesting
LTIP element of Jacob Meldgaard's remuneration package 2017:
Jacob Meldgaard ²⁾	1,276,273	DKK 96.3	USD 3.4m

¹⁾ Exercise price originally DKK 96.3. Subsequently adjusted 13 December 2016 to DKK 93.6 due to dividend payment in September 2016. Further adjusted in December 2017 to DKK 93.5 due to dividend payment in September 2017.

²⁾ LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 2 of 18 January 2016. Therefore there is no minimum or maximum for 2017.

TORM has in accordance with its Remuneration Policy granted the CEO a number of Restricted Share Units (RSUs), which was communicated in company announcement no. 2 dated 18 January 2016. There are no performance conditions associated with this grant of RSUs.

The RSUs granted to the CEO will vest over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. As at 1 January 2017, one fifth of the grant amounting to 255,345 RSUs vested, and as at 31 December 2017, the exercise period relating to those vested RSUs expired. The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company's Long-Term Incentive Program (cf. company announcements dated 18 January and 8 March 2016).

The total number of securities granted was 1,276,725 (assuming 100% vesting). No further grants were made to the CEO during 2017. As of 31 December 2017, 1,021,380 RSUs remain.

The value of the grant, USD 3.4m, is based on the Black-Scholes model with an exercise price of DKK/share 96.3, a market value of one TORM A-share of DKK 84.05 (the closing price on 15 January 2016) and assuming 100% vesting. Subsequently, the exercise price was adjusted on 13 December 2016 to DKK 93.6 due to the dividend payment in September 2016. The exercise price was further adjusted in December 2017 to DKK 93.5 due to the dividend payment in September 2017.

NOTE 4 - continued

Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units (RSUs) in TORM plc at a determinable price to the entity's key personnel. The RSUs granted entitle the holder to acquire one TORM A-share.

The program was established during the year and comprises the following number of shares in TORM plc:

Number of shares (1,000)	2017	2016	2015

Outstanding 1 January	1,999.8	-	-
Granted during the period	866.6	2,127.4	-
Exercised during the period	-	-	-
Expired during the period	-233.9	-	-
Forfeited during the period	-21.3	-127.6	-
Outstanding 31 December	2,611.2	1,999.8	-

Exercisable 31 December	255.3	538.9	-

The vesting period of the program is three years for key employees and five years for the Executive Director. The exercise price is set to DKK 93.5. The exercise period is six months after the vesting date for key employees and twelve months after the vesting date for the Executive Director. The fair value of the options granted in 2017 was determined using the Black-Scholes valuation model and is not material.

NOTE 5 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY'S ANNUAL GENERAL MEETING				NOTE 6 – INTANGIBLE ASSETS
USDm	2017	2016	2015	USDm	2017	2016	2015
Audit fees				Goodwill
Fees payable to the Company's auditor for the audit of the Company's annual accounts	0.4	0.4	0.2	Cost:
Audit of the Company's subsidiaries pursuant to legislation	0.2	0.1	0.1	Balance as of 1 January	11.4	11.4	-
Total audit fees	0.6	0.5	0.3	Additions during the year	-	-	11.4
				Balance as of 31 December	11.4	11.4	11.4
Non-audit fees
Audit related services	0.4	0.6	1.1	Impairment losses:
Tax services	-	0.3	0.5	Balance as of 1 January	-11.4	-	-
Other services	-	0.1	0.2	Impairment losses for the year	-	-11.4	-
Total non-audit fees	0.4	1.0	1.8	Balance as of 31 December	-11.4	-11.4	-

Total	1.0	1.5	2.1	Carrying amount as of 31 December	-	-	11.4

Under SEC regulations, the remuneration of the auditor of USD 1.0m (2016: USD 1.5m, 2015: USD 2.1m) is required to be presented as follows: Audit USD 0.6m (2016: USD 0.5m, 2015: USD 0.3m), other audit-related USD 0.4m (2016: USD 0.6m, 2015: USD 1.1m), tax USD 0.0m (2016: USD 0.3m, 2015: USD 0.5m) and all other fees USD 0.0m (2016: USD 0.1m, 2015: USD 0.2).

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

				Goodwill is related to the reverse acquisition of TORM A/S in 2015 and has been allocated to the Tanker Segment.

NOTE 7 – TANGIBLE FIXED ASSETS

USDm	2017	2016	2015
Vessels and capitalized dry-docking
Cost:
Balance as of 1 January	1,697.4	1,567.5	530.1
Additions	103.1	40.8	112.0
Additions from business combinations	-	-	857.4
Disposals	-14.3	-16.3	-18.6
Transferred to/from other items	-	105.4	104.6
Transferred to assets held-for-sale	-59.6	-	-18.0
Balance as of 31 December	1,726.6	1,697.4	1,567.5

Depreciation:
Balance as of 1 January	180.0	75.5	27.9
Disposals	-14.3	-15.9	-18.6
Depreciation for the year	113.6	120.4	66.5
Transferred to assets held-for-sale	-20.8	-	-0.3
Balance as of 31 December	258.5	180.0	75.5

Impairment:
Balance as of 1 January	173.6	-	-
Impairment losses on tangible fixed assets	-	173.6	-
Balance as of 31 December	173.6	173.6	-

Carrying amount as of 31 December	1,294.5	1,343.8	1,492.0

Of which finance leases as of 31 December	28.6	12.4	13.1

NOTE 7 - continued

USDm	2017	2016	2015
Prepayments on vessels
Balance as of 1 January	44.1	72.6	34.7
Additions	44.3	76.9	142.5
Transferred to/from other items	-	-105.4	-104.6
Balance as of 31 December	88.4	44.1	72.6

Carrying amount as of 31 December	88.4	44.1	72.6

USDm	2017	2016	2015
Other plant and operating equipment
Cost:
Balance as of 1 January	2.7	3.2	-
Additions	1.0	1.1	0.9
Additions from business combinations	-	-	2.5
Disposals	-0.1	-1.6	-0.2
Balance as of 31 December	3.6	2.7	3.2

Depreciation:
Balance as of 1 January	0.9	0.7	-
Disposals	-0.1	-1.6	-0.2
Depreciations for the year	0.9	1.8	0.9
Balance as of 31 December	1.7	0.9	0.7

Carrying amount as of 31 December	1.9	1.8	2.5

Of which finance leases as of 31 December	-	-	-

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 68.1m (2016: USD 80.4m, 2015: USD 81.7m).

For information on assets used as collateral security, please refer to note 16. Please refer to note 8 for information on impairment testing.

The depreciation expense related to "Other plant and operating equipment" of USD 0.9m relates to "Administrative expense" (2016: USD 1.8m, 2015: USD 0.9m). Depreciations and impairment losses on tangible fixed assets on "Vessels and capitalized dry-docking" relate to operating expenses.

NOTE 8 – IMPAIRMENT TESTING

As of 31 December 2017, Management performed an impairment test of the recoverable amount of significant assets within the cash-generating unit — the Tanker Segment.

The recoverable amount of the Tanker Segment was based on its value in use.

Management concluded that the impairment test did not provide the basis for any impairment or reversal of the impairment recorded in 2016, as the value in use was materially equivalent to the carrying amount.

The assessment of the value in use of the Tanker Segment was based on the present value of the expected future cash flows. The freight rate estimates in the period 2018-2020 are based on the Company's business plans. Beyond 2020, the freight rates are based on TORM's 10-year historical average rates, amended to reduce strong rates in 2008, and also adjusted for inflation. The approach used for long-term freight rates outlined above represents a change in estimates, as in previous years the long-term freight rates have been based on the 10-year historical average rates from Clarksons .

From the year ended 31 December 2017 and going forward TORM has decided to use its own historical average rates, rather than the ones from Clarksons, as it has been concluded, following detailed analysis, that they are better estimates of the future earnings potential of TORM as they reflect TORM's actual trading pattern and routes which differ to the benchmarks used by Clarksons, in addition to reflecting operating efficiencies that TORM is able to achieve due to the size and interdependency of its fleet. TORM has historically continuously performed at or higher than the Clarksons benchmark.

The effect of the change in estimate of long-term freight rates on the year end impairment test was to significantly increase the value in use of the Tanker Segment, as of 31 December 2017. However, if the lower Clarksons rates were applied instead of TORM's the impairment charge arising in the current year would have been capped at USD 20m based on the fair value less cost to sell of the Tanker Segment, as indicated by a range of market valuations from independent shipbrokers.

The discount rate used in the value in use calculation is based on a Weighted Average Cost of Capital (WACC) of 8.7% as of 31 December 2017 (2016: 8.8%, 2015: 8.3%) . WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

As of 31 December 2017, the amended 10-year historical average spot freight rates used in the value in use calculation are as follows:

•          LR2 USD/day 17,216 (2016: USD/day 20,176, 2015: USD/day 21,975)
•          LR1 USD/day 16,445 (2016: USD/day 17,124, 2015: USD/day 18,900)
•          MR USD/day 15,794 (2016: USD/day 15,118, 2015: USD/day 16,948)
•          Handysize USD/day 14,416 (2016: USD/day 15,203, 2015: USD/day 17,868)

NOTE 8 - continued

Operating expenses and administrative expenses are estimated based on TORM's business plans for the period 2018-2020. Beyond 2020, operating expenses are adjusted for 3% (2016: 2%) inflation and administrative expenses are adjusted for 2% inflation (2016: 2%).

The product tankers are expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the tanker fleet, the average remaining life would be approximately 14 years.

The calculation of the value in use is sensitive to changes in the key assumptions which are related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:

•      A decrease/increase in the tanker freight rates of USD/day 1,000 would result in in a decrease/increase in the value in use of USD 241m.
•      An increase/decrease in WACC of 1.0% would result in a decrease/increase in the value in use of USD 100-112m.
•      An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 187m.

However, if the downside sensitivities outlined above had been applied to the impairment test as of December 31 2017, the impairment charge arising in the current year would have been capped at USD 20m based on the fair value less cost to sell of the Tanker Segment, as outlined above. If the upside sensitivities outlined above had been applied,  the impairment reversal would have been capped at USD 159m being the impairment charge applied to the Group's vessels in 2016 adjusted for the impact of the incremental depreciations that would have been charged during the year and vessel disposals during 2017.

As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up. The market value based on broker values of TORM's vessels including the order book and chartered in vessels was USD 1,672m, which is USD 20 m below the carrying amount.

NOTE 9 – FINANCIAL ITEMS

USDm	2017	2016	2015
Financial income
Interest income from cash and cash equivalents ¹⁾	1.6	0.2	0.3
Exchange rate adjustments, including gain from forward exchange rate contracts	2.7	2.8	0.7
Total	4.3	3.0	1.0

Financial expenses
Interest expenses on mortgage and bank debt ¹⁾	33.3	29.7	15.0
Exchange rate adjustments, including loss from forward exchange rate contracts	3.2	2.6	0.6
Other financial expenses	4.1	5.2	1.3
Total	40.6	37.5	16.9

Total financial items	-36.3	-34.5	-15.9

¹⁾ Interest for financial assets and liabilities not at fair value through profit and loss.

NOTE 10 – FREIGHT RECEIVABLES

USDm	2017	2016	2015
Analysis as of 31 December of freight receivables:
Neither past due nor impaired	25.5	28.7	40.3

Past due not impaired:
Due before 30 days	26.0	13.0	22.8
Due between 30 and 180 days	18.4	18.7	16.4

Past due and impaired:
Due after 180 days	2.7	4.7	5.3
Total gross	72.6	65.1	84.8
Provision for impairment of freight receivables	1.3	2.6	1.7
Total net	71.3	62.5	83.1

As of 31 December 2017, freight receivables included receivables at a value of USD 0.0m (2016: USD 0.6m, 2015: USD 1.9m) that are individually determined to be impaired to a value of USD 0.0 m (2016: USD 0.5m, 2015: USD 0.2m).

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2017	2016	2015
Provisions for impairment of Freight receivables
Balance as of 1 January	2.6	1.7	-
Addition from business combinations	-	-	1.9
Provisions for the year	0.6	1.9	0.5
Provisions reversed during the year	-1.9	-1.0	-0.7
Balance as of 31 December	1.3	2.6	1.7

Provisions for impairment of freight receivables have been recognized in the income statement under "Port expenses, bunkers and commissions".

NOTE 11 – OTHER RECEIVABLES

USDm	2017	2016
Partners and commercial managements	-	0.5
Derivative financial instruments	7.6	3.3
Tax receivables	1.3	1.1
Other	2.9	3.2
Balance as of 31 December	11.8	8.1

No significant other receivables are past due or impaired.

Please refer to note 21 for further information on fair value hierarchies.

NOTE 12 – TAX

USDm	2017	2016	2015
Tax for the year
Current tax for the year	1.0	1.2	1.3
Adjustments related to previous years	-0.1	-0.3	-0.2
Adjustment of deferred tax asset	-0.1	-0.1	-0.1
Total	0.8	0.8	1.0

The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2025.

The Group expects to participate in the tonnage tax scheme after the binding period and, at a minimum, to maintain an investing and activity level equivalent to the time of entering the tonnage tax scheme.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:

- The net tonnage of the vessels used to generate the income from shipping activities; and
- A rate applicable to the specific net tonnage of the vessel based on a sliding scale

Due to the provisions of the tonnage tax scheme, the effective tax rate of the Group is 24.4% (2016: -0.6%, 2015: 0.8%).

NOTE 12 - continued

USDm	2017	2016	2015
Deferred tax liability
Balance at 1 January	45.0	45.1	-
Addition from business combination	-	-	45.2
Deferred tax for the year	-0.1	-0.1	-0.1
Balance as of 31 December	44.9	45.0	45.1

Essentially all deferred tax relates to vessels included in the transition account under the Danish tonnage tax scheme.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

NOTE 13 – COMMON SHARES & TREASURY SHARES

Common shares	2017	2016	2015
	Number of shares	Number of shares	Number of shares
A-shares	62,298,846	62,298,846	63,836,249
B-shares	1	1	1
C-shares	1	1	1
Total	62,298,848	62,298,848	63,836,251

For accounting purposes due to the Corporate Reorganization, the common shares have been adjusted retrospectively to reflect the issued capital and common shares of TORM plc amounting to USD 0.4m as per 1 January 2015.

The A-shares are listed on NASDAQ Copenhagen and NASDAQ in New York and are publicly available for trading. Each A-share carries one vote at the Annual General Meeting and gives the shareholder right to dividends, liquidation proceeds or other distributions. The A-shares carry no other rights or obligations.

NOTE 13 - continued				NOTE 13 - continued
The B-share has one vote at the general meeting, has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

The C-share represents 350,000,000 votes at the general meeting in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM's issued and outstanding shares, (ii) five business days have elapsed from the Board of Directors' receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice and (iii) both of the B-share and the C-share are redeemed at the same time.

Issued warrants
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to Note 4.
				Treasury shares - continued	2017	2016	2015
				Nominal value USDm
				Balance as of 1 January	-	-	-
				Additions	-	-	-
				Cancellations	-	-	-
				Disposals	-	-	-
				Balance as of 31 December	-	-	-

				% of share capital
				Balance as of 1 January	0.5	0.2	-
				Additions	-	0.5	0.2
				Cancellations	-	-0.2	-
				Disposals	-	-	-
				Balance as of 31 December	0.5	0.5	0.2

The total consideration for the treasury shares was USD 0.0m (2016: 2.9m and 2015: USD 0.2m). At 31 December 2016, the Company's holding of treasury shares represented 312,871 shares (2016: 312,871 shares and 2015: 15,319 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2016: USD 0.0m and 2015: USD 0.0m) and a market value of USD 2.7m (2016: USD 2.8m 2015: USD 0.2m).

Treasury shares	2017	2016	2015
Number of shares ('000)
Balance as of 1 January	312.9	15.3	-
Additions	-	312.9	15.3
Cancellations	-	-15.3	-
Disposals	-	-	-
Balance as of 31 December	312.9	312.9	15.3

NOTE 14 – OTHER LIABILITIES			NOTE 15 - EFFECTIVE INTEREST RATE, OUTSTANDING MORTGAGE DEBT AND BANK LOANS
USDm	2017	2016
Partners and commercial managements	1.4	2.0
In July 2015, TORM completed the Corporate Restructuring. This resulted in a Term Facility Agreement and a Working Capital Facility of USD 75m both expiring in 2021. In 2017, TORM agreed on an additional Term Facility Agreement with a syndicate of four banks expiring in 2022. Furthermore, TORM has a debt facility with Danish Ship Finance, the tranches of which expire in 2021 and 2022, and a debt facility with ING expiring in 2024. In 2018, TORM will take delivery of four new LR2 tankers. The Export Import Bank of China (CEXIM) has committed funding of up to USD 115m in a 12-year facility to finance these newbuildings. In 2019, TORM will take delivery of four new MR and two new LR1 tankers. Danish Ship Finance has committed funding of up to USD 81m in a 7-year facility to finance the four MR newbuildings.

Accrued operating expenses	8.5	5.2
Accrued interest	5.2	5.8
Wages and social expenses	16.3	14.6
Derivative financial instruments	-	4.8
Payables to joint ventures	0.1	0.1
Other	2.3	0.5
Balance as of 31 December	33.8	33.0

Please refer to note 21 for further information on fair value hierarchies.

NOTE 15 - continued

As of 31 December 2017, no drawdowns had been made on the Working Capital Facility, the CEXIM Facility or the new USD 81m DSF Facility.

Please refer to note 2 for further information on the Company's liquidity and capital resources and note 19 and 20 for further information on interest rate swaps and financial risks.

The table below shows the effective interest and the value of the outstanding mortgage debt and bank loans.

		2017			2016			2015
USDm	Fixed/ floating	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾
LOAN
DSF Facility 1 (USD)	Floating	2021	5.4%	74.3	2019	4.6%	109.4	2019	4,1%	125.7
TFA Facility 1 (USD)	Floating	2021	5.0%	400.8	2021	4.6%	470.0	2021	4.3%	548.9
DSF Facility 3 (USD)	Floating	2021	5.0%	56.5	2021	4.6%	62.2	2021	4,4%	66.6
DSF Facility 4 (USD)	Floating	2022	5.1%	26.8	2022	4.8%	30.0	2019	4,1%	26.0
TFA Facility 2 (USD)	Floating	2022	5.4%	115.0	N/A	N/A	-	N/A	N/A	-
ING (USD)	Floating	2024	4.6%	45.8	N/A	N/A	-	N/A	N/A	-
Weighted average effective interest rate			5.1%			4.6%			4.3%
Carrying value				719.1			671.6			767.2

Hereof non-current ²⁾				633.1			595.7			717.5
Hereof current ²⁾				86.0			75.9			49.7

¹⁾ Effective interest rate includes deferred and amortized bank fees.
²⁾ The carrying value of the Group's mortgage debt and bank loans is, due to their short-term nature of fixing of interest, approximate to fair value, and excludes amortized bank fees.

NOTE 16 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

The total carrying amount for vessels that have been provided as security amounts to USD 1,259m at 31 December 2017 (2016: USD 1,115m, 2015: USD 1,329m).

NOTE 17 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2016: USD 0.1m, 2015: USD 0.1m) and relate to guarantee commitments to Danish Shipowners' Association.

The Group is involved in certain legal proceedings and disputes. It is Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations and cash flows.

NOTE 18 – CONTRACTUAL OBLIGATIONS

TORM has various contractual obligations and commercial commitments to make future payments including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.

The following table summarizes the Company's contractual obligations at 31 December 2017.

USDm		2018	2019	2020	2021	2022	Thereafter	Total
Mortgage debt and bank loans	¹⁾	92.7	86.7	82.2	346.7	89.2	28.3	725.8
Interest payments related to scheduled interest fixing		20.4	14.4	12.1	8.9	0.4	-	56.2
Estimated variable interest payments	²⁾	11.9	13.6	12.2	9.1	2.6	2.0	51.4
Finance lease liabilities		2.9	3.2	3.4	3.7	15.0	-	28.2
Interest element regarding finance lease		2.3	2.0	1.7	1.4	0.3	-	7.7
Newbuilding installments	³⁾	144.2	162.7	-	-	-	-	306.9
Chartered-in vessels (operating lease)	⁴⁾	2.9	-	-	-	-	-	2.9
Other operating leases	⁵⁾	2.5	1.8	0.7	0.2	-	-	5.2
Trade payables and other obligations		51.5	-	-	-	-	-	51.5
Total		331.3	284.4	112.3	370.0	107.5	30.3	1,235.8

¹⁾ The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 4.8m (2016: USD 2.0m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 3.5m (2016: USD 1.3m).

²⁾ Variable interest payments are estimated based on the forward rates for each interest period.
³⁾ As of 31 December 2017, TORM had ten contracted newbuildings (2016: four) to be delivered during 2018-2019.
⁴⁾ Leases have been entered into with a mutually non-cancellable lease period of up to eight years. Certain leases include a profit-sharing element implying that the actual charter hire may be higher. The average period until redelivery of the vessels is 0.5 years (2016: 0.9 years). The leasing expense for 2017 amounts to USD 8.5m (2016: USD 21.5m, 2015: USD 12.0m) and is recognized under "Charter hire".

⁵⁾ Other operating leases primarily consist of contracts regarding office spaces, cars and apartments as well as IT-related contracts. The leasing expense for 2017 amounts to USD 2.3m (2016: USD 2.2m) and is recognized under "Administrative expenses".

NOTE 18 - continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash		Non-cash
USDm	Opening balance as of 1 January 2017	Borrowings	Repayments	Changes in fair value	Other changes	End balance as of 31 December 2017
Mortgage debt	669.6	175.4	-125.5	0.7	0.7	720.9
Financial lease	13.6	30.2	-16.7	0.6	0.5	28.2
Swaps, fair value hedging	2.0	-	-1.4	-0.6	-	-
Total	685.2	205.6	-143.6	0.7	1.2	749.1

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter.

The following table summarizes the Company's contractual rights at 31 December 2017.

USDm		2018	2019	2020	2021	2022	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels	⁶⁾	45.5	4.7	-	-	-	-	50.2
Total		45.5	4.7	-	-	-	-	50.2

⁶⁾ Charter hire income for vessels on time charter and bareboat charter is recognized under "Revenue". The average period until redelivery of the vessels is 1.1 year (2016: 2.1 years).

NOTE 19 – DERIVATIVE FINANCIAL INSTRUMENTS

USDm	2017	2016
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward Freight Agreements	-0.2	-0.1
Bunker swaps	0.8	0.8

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts	1.8	-4.6
Interest rate swaps	5.1	2.4
Fair value of derivatives as of 31 December	7.5	-1.5

Of which included in:

Other receivables	7.3	3.3
Other liabilities	0.2	-4.8

Please refer to Note 21 "Financial Instruments" for further information on fair value hierarchies.

Bunker swaps and forward freight agreements with a fair value of USD 0.6m (net) of a previously fixed hedge have been recognized in the income statement in 2017 (2016: USD 0.8m, 2015: USD -0.2m).

Forward exchange contracts with a fair value of USD 1.8m are designated as hedge accounting relationships to hedge a part of TORM's payments in 2018 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 257.0m (2016: DKK 336.4m, 2015: DKK 235.1m).

NOTE 19 - continued

Interest rate swaps with a fair value of USD 5.1m are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2017 to 2022 with a notional value of USD 406.4m (2016: USD 373.8m, 2015: USD 382.3m).

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2017, 2016 and 2015.

	Income statement			Equity
USDm	Revenue	Port expenses, bunkers and commissions	Financial items	Hedging reserves
2017
Forward Freight Agreements	0.5	-	-	-0.3
Bunker swaps	-	1.2	-	0.0
Forward exchange contracts	-	-	-1.4	4.4
Interest rate swaps	-	-	-2.0	2.7
Total	0.5	1.2	-3.4	6.9

2016
Forward Freight Agreements	-0.1	-	-	-0.2
Bunker swaps	-	0.0	-	1.0
Forward exchange contracts	-	-	0.1	-3.4
Interest rate swaps	-	-	-2.9	1.6
Total	-0.1	0.0	-2.8	-1.0

2015
Forward Freight Agreements	0.6	-	-	0.0
Bunker swaps	-	-0.9	-	-0.2
Forward exchange contracts	-	-	-	0.8
Interest rate swaps	-	-	-	0.8
Total	0.6	-0.9	-	1.4

Please refer to Note 20 for further information on commercial and financial risks.

NOTE 20 – RISKS ASSOCIATED WITH TORM'S ACTIVITIES

The risks can generally be divided into four main categories:
•          Long-term strategic risks
•          industry and market-related risks
•          operational and compliance risks
•          financial risks

The risks described under each of the four categories are considered to be among the most significant risks for TORM within each category.

LONG-TERM STRATEGIC RISKS
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop necessary capabilities to exploit opportunities created by the same risks.

INDUSTRY AND MARKET RELATED RISKS
Industry and market-related risk factors relate to changes in the markets and in the political, economic and physical environment that Management cannot control such as freight rates and vessel and bunker prices.

FREIGHT RATE FLUCTUATIONS
The Company's income is principally generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility that characterizes freight rates for such voyages.

NOTE 20 - CONTINUED

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months forward, based on market expectations and in accordance with the Company's risk management policies. In 2017, 12% (2016: 10%; 2015: 5%) of freight earnings deriving from the Company's tankers was secured in this way. Physical time charter contracts accounted for 66% (2016: 83%; 2015: 95%) of overall hedging. In 2017, the Company sold FFAs with a notional contract value of USD 44m (2016: USD 12m; 2015: USD 6m) and bought FFAs with a notional contract value of USD 12m (2016: USD 3m; 2015: USD 4m). The total notional contract volume sold in 2017 was 1,754,000 metric tons (2016: 781,000 metric tons; 2015: 215,000 metric tons) and the total notional volume bought was 530,000 metric tons (2016: 190,000 metric tons; 2015: 142,000 metric tons). At the end of 2017, the coverage for 2018 was 13% (2016: 12%; 2015: 8%).

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.

All things being equal and to the extent the Company's vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following change in profit before tax based on the expected number of earning days for the coming financial year:

SENSITIVITY TO CHANGES IN FREIGHT RATES

It is the Company's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings historically have been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM is aiming at reducing the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers.	USDm	2018	2017	2016

	Decrease in freight rates of USD/day 1,000:
	Changes in profit before tax	24.1	25.0	26.7
	Changes in equity	24.1	25.0	26.7

SALES AND PURCHASE PRICE FLUCTUATIONS

As an owner of vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2017, the carrying value of the fleet was USD 1,294m (2016: USD 1,344m). Based on broker valuations, TORM's fleet excluding undelivered newbuildings had a market value of USD 1,260m as of 31 December 2017 (2016: USD 1,260m). During 2017, TORM has sold three Handysize tankers and one MR tanker and bought two new MR tankers. Furthermore, TORM has ten vessels on order for delivery in 2018-2019 and options for purchase of an additional one LR1 tanker and three MR tankers.

NOTE 20 - continued

BUNKER PRICE FLUCTUATIONS
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 55% of the total voyage costs in 2017 (2016: 50%; 2015: 57%) and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices that are not reflected in the freight rates achieved by the Company. To reduce this exposure, TORM hedges part of its bunker requirements with oil derivatives.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

TORM applies hedge accounting to all bunker hedge contracts.

In 2017, 3.3% (2016: 0.9%; 2015: 0.2%) of TORM's bunker consumption was hedged through bunker hedging contracts. At the end of 2017, TORM had covered 2.1% (2016: 1.6%; 2015: 0.7%) of its bunker requirements for 2018 using hedging instruments.

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following change in expenditure based on the expected bunker consumption in the spot market.

SENSITIVITY TO CHANGES IN THE BUNKER PRICES

NOTE 20 - continued

OPERATIONAL AND COMPLIANCE RISKS
Operational risks are risks associated with the ongoing operations of the business and include risks such as safe operation of vessels, availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

INSURANCE COVERAGE
In the course of the fleet's operation, various casualties, accidents and other incidents may occur that may result in financial losses for TORM. For example, national and international rules, regulations and conventions mean that the Company may incur substantial liabilities in the event that a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss and war. All of TORM's owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM's policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I clubs, to diversify risk. The P&I clubs are member of the internationally recognized collaboration, International Group of P&I clubs, and the Company's vessels are each insured for the maximum amount available in the P&I system. At the end of 2017, the aggregate insured value of hull and machinery and interest for TORM's owned vessels amounted to USD 1.4 billion (2016: USD 1.6 billion; 2015: USD 2.0 billion).

USDm	2018	2017	2016

Increase in the bunker prices of 10% per ton:
Changes in profit before tax	-18.3	-15.6	-12.8
Changes in equity	-18.3	-15.6	-12.8

NOTE 20 - continued

COUNTERPARTY RISK
Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default.

The Company has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situations are brought to Management's attention.

The Company's counterparty risks are primarily associated with:

•          Receivables, cash and cash equivalents
•          Contracts of affreightment with a positive fair value
•          Derivative financial instruments and commodity instruments with positive fair value

Receivables, cash and cash equivalents
The majority of TORM's customers are companies that operate in the oil industry. It is assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of the Company's freight revenues stems from a small group of customers. One customer accounted for 8.2% of the freight revenues in 2017 (2016: 12.6%; 2015: 12.6%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel's cargo has been discharged. For new and smaller customers, the Company's credit risk is limited, as freight is usually paid prior to the cargo's discharge, or, alternatively, that a suitable bank guarantee is placed in lieu thereof.

As a consequence of the payment patterns mentioned above, the Company's receivables primarily consist of receivables from voyages in progress at year-end and, to a lesser extent, of outstanding demurrage. For the past five years, the Company has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 97.0% (2016: 96.8%; 2015: 96%), which is considered to be satisfactory given the differences in interpretation of events. In 2017, demurrage represented 16.8% (2016: 15.0%; 2015: 17.7%) of the total freight revenues.

NOTE 20 - continued

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield while maintaining a low counterparty risk and adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative financial instruments and commodity instruments
In 2017, 65% (2016: 93%; 2015: 100%) of TORM's forward freight agreements (FFAs) and fuel swaps were cleared through NASDAQ, effectively reducing counterparty credit risk by daily clearing of balances. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were done with investment grade counterparties..

FINANCIAL RISKS
Financial risks relate to the Company's financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. The Company's liquidity and capital resources are described in Note 2.

FOREIGN EXCHANGE RISK
TORM uses USD as its functional currency because the majority of the Company's transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.

The part of the Company's expenses that are denominated in currencies other than USD accounts for approximately 98% (2016: 99%; 2015: 98%) for administrative expenses and approximately 25% (2016: 27%; 2015: 26%) for operating expenses. Approximately 62% (2016: 74%, 2015: 55%) of TORM's administrative and operating expenses in DKK and EUR in 2018 are hedged through FX forward contracts. TORM assumes identical currency risks arising from exposures in DKK and EUR.

NOTE 20 - continued

SENSITIVITY TO CHANGES IN THE USD/DKK AND USD/EUR EXCHANGE RATE
All things being equal, a change in the USD/DKK and USD/EUR exchange rate of 10% would result in a change in profit before tax and equity as follows:

NOTE 20 - continued

LIQUIDITY RISK
TORM's strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2017, TORM's loan portfolio was spread across nine different banks.

As of 31 December 2017, TORM maintains a liquidity reserve of USD 134m in cash, combined with USD 75m in undrawn revolving credit facilities. Cash is only placed in banks with a high credit rating.

For further information on contractual obligations, including a maturity analysis, please refer to Note 18.

USDm	2018	2017	2016

Effect of a 10% increase of DKK and EUR:
Changes in profit before tax	-2.5	-1.7	-2.8
Changes in equity	-2.5	-1.7	-2.8

INTEREST RATE RISK
TORM's interest rate risk generally relates to interest-bearing mortgage debt and bank loans. All of the Company's loans for financing vessels are denominated in USD, and all are floating rate loans. At the end of 2017, TORM has fixed 63% of the interest exposure for 2018 (2016: 68%; 2015: 65%). The fixing is a result of floating rate loans, where USD 3 or 6 months Libor were fixed in 2017 into 2018 and interest hedging through interest rate swaps.

SENSITIVITY TO CHANGES IN INTEREST RATES
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2018	2017	2016

Effect of a 1%-point increase in interest rates:
Changes in profit before tax	-3.2	-2.5	-3.3
Changes in equity	3.6	6.8	9.5

TORM's interest-bearing debt increased from year-end 2016 to year-end 2017 by USD 47m (2016: decrease of USD 95m; 2015: increase of USD 639m) to USD 719m (2016: USD 672m; 2015: USD 767m).

NOTE 21 – FINANCIAL INSTRUMENTS

Categories of financial assets and liabilities (USDm):		Quoted prices (level 1)	Observable input (level 2)	Unobservable input (level 3)	Fair value Total	Amortized cost	Carrying value

2017:

Loans and receivables
Freight receivables	¹⁾	-	-	-	-	71.3	71.3
Other receivables		-	7.6	-	7.6	4.2	11.8
Cash and cash equivalents	¹⁾	-	-	-	-	134.2	134.2
Total		-	7.6	-	7.6	209.7	217.3

Financial liabilities
Mortgage debt and bank loans	²⁾	-	-	-	-	720.9	720.9
Finance lease liabilities	¹⁾	-	-	-	-	28.2	28.2
Trade payables	¹⁾	-	-	-	-	26.2	26.2
Other liabilities	¹⁾	-	-0.2	-	-0.2	34.0	33.8
Total		-	-0.2	-	-0.2	809.3	809.1

2016:

Loans and receivables
Freight receivables	¹⁾	-	-	-	-	62.5	62.5
Other receivables		-	3.3	-	3.3	4.8	8.1
Cash and cash equivalents	¹⁾	-	-	-	-	76.0	76.0
Total		-	3.3	-	3.3	143.3	146.6

Financial liabilities
Mortgage debt and bank loans	²⁾	-	-	-	-	669.6	669.6
Finance lease liabilities	¹⁾	-	-	-	-	13.6	13.6
Trade payables	¹⁾	-	-	-	-	28.5	28.5
Other liabilities	¹⁾	-	4.8	-	4.8	28.3	33.1
Total		-	4.8	-	4.8	740.0	744.8

¹⁾ Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
²⁾ See note 15.

There have been no transfers between level 1 and 2.

NOTE 21 - continued

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET
Below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
•
Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)
METHODS AND ASSUMPTIONS IN DETERMINING FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative part of other receivables and other payables
The fair value of derivatives in other receivables and other payables is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 22 – RELATED PARTY TRANSACTIONS

The Company's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity.

The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in Note 4.

NOTE 23 – NON-CURRENT ASSETS SOLD DURING THE YEAR

During 2017, TORM sold eight vessels, of which four were delivered to the new owners during 2017, one vessel is expected to be delivered in Q1 2018 (presented as "assets held-for-sale" as of 31 December 2017) and the remaining three vessels were sold and leased back to TORM as finance leases. The sales resulted in a profit from sale of vessels of USD 2.8m and an impairment on sold or held-for-sale vessels of USD 3.6m.

There was no sale of vessels in 2016.

During 2015, TORM sold its two remaining bulk vessels for USD 18m in connection with the wind-down of the Company's bulk activities. Both vessels were delivered to the new owners during 2015. The sales did not result in any gain or losses.

NOTE 24 – CASH FLOWS

USDm	2017	2016	2015
Reversal of other non-cash movements:
Amortization of acquired assets and liabilities	-	-0.1	-0.7
Exchange rate adjustments	1.8	-2.4	-0.1
Share-based payments	1.9	2.0	-
Equity transactions expensed in relation to the Corporate Reorganization	-	-6.4	-
Other adjustments	-	-0.2	-0.1
Total	3.7	-7.1	-0.9

USDm	2017	2016	2015
Change in bunkers, receivables and payables:
Change in bunkers	-1.6	-6.1	15.6
Change in receivables	-12.4	18.1	6.1
Change in prepayments	-1.4	2.7	4.9
Change in trade payables and other liabilities	-4.5	-5.4	-11.9
Adjusted for fair value changes of derivative financial instruments	6.9	-1.0	2.2
Total	-13.0	8.3	16.9

NOTE 25 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries ⁸⁾:
Entity	Country	Ownership ⁷⁾
TORM A/S ¹⁾	Denmark	100%
DK Vessel HoldCo GP ApS ¹⁾	Denmark	100%
DK Vessel HoldCo K/S ¹⁾	Denmark	100%
OCM (Gibraltar) Njord Midco Ltd	Gibraltar	100%
OCM Njord Chartering Inc	Marshall Islands	100%
OCM Singapore Njord Holdings Agnes, Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Amalie, Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Aslaug, Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Harald Pte. Ltd ⁵⁾	Singapore	100%
OCM Singapore Njord Holdings Gorm Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Knut Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Valdemar Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Anabel, Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Arawa Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Leif Pte. Ltd ⁶⁾	Singapore	100%
OCM Singapore Njord Holdings Rolf Pte. Ltd ⁵⁾	Singapore	100%

Investments in subsidiaries ⁸⁾ - continued:
Entity	Country	Ownership ⁷⁾
OCM Holdings Mrs Inc.	Marshall Islands	100%
OCM Njord Anne Inc.	Marshall Islands	100%
OCM Njord Freya Inc.	Marshall Islands	100%
OCM Njord Gerd Inc.	Marshall Islands	100%
OCM Njord Gertrud Inc.	Marshall Islands	100%
OCM Njord Gunhild Inc.	Marshall Islands	100%
OCM Njord Helene Inc.	Marshall Islands	100%
OCM Njord Helvig Inc.	Marshall Islands	100%
OCM Njord Ingeborg Inc.	Marshall Islands	100%
OCM Njord Mary Inc.	Marshall Islands	100%
OCM Njord Ragnhild Inc.	Marshall Islands	100%
OCM Njord Thyra Inc.	Marshall Islands	100%
OCM Njord Valborg Inc.	Marshall Islands	100%
OCM Njord Vita Inc.	Marshall Islands	100%
OMI Holding Ltd. ¹⁾ ⁶⁾	Mauritius	100%
Torghatten & TORM Shipowning ApS ¹⁾ ⁵⁾	Denmark	100%
TORM Brasil Consultoria em Transporte Maritimo LTDA. ¹⁾ ⁴⁾	Brazil	100%
TORM Crewing Service Ltd.¹⁾	Bermuda	100%
TORM Shipping India Private Limited ¹⁾	India	100%
TORM Singapore Pte. Ltd. ¹⁾	Singapore	100%
TORM USA LLC ¹⁾	USA	100%
TT Shipowning K/S ¹⁾ ⁵⁾	Denmark	100%
VesselCo 1 K/S ¹⁾	Denmark	100%

NOTE 25 - continued

Investments in subsidiaries ⁸⁾ - continued:
Entity	Country	Ownership ⁷⁾
VesselCo 2 Pte. Ltd. ¹⁾[4]⁾	Singapore	100%
VesselCo 3 K/S ¹⁾	Denmark	100%
VesselCo 4 Pte. Ltd. ¹⁾[4]⁾	Singapore	100%
VesselCo 5 K/S ¹⁾ ³⁾	Denmark	100%
VesselCo 6 Pte. Ltd.¹⁾	Singapore	100%
VesselCo 7 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 8 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 9 Pte. Ltd. ²⁾	Singapore	100%
VesselCo 10 Pte. Ltd. ²⁾	Singapore	100%
VesselCo 11 Pte. Ltd. ²⁾	Singapore	100%
VesselCo 12 Pte. Ltd. ³⁾	Singapore	100%
TORM Shipping (Phils.), Inc. ¹⁾	Philippines	25%
VesselCo A ApS ¹⁾	Denmark	100%
VesselCo C ApS ¹⁾	Denmark	100%
VesselCo E ApS ³⁾	Denmark	100%

1) Entities added in the financial year ended 31 December 2015.
2) Entities added in the financial year ended 31 December 2016.
3) Entities added in the financial year ended 31 December 2017.
4) Entities dissolved in the financial year ended 31 December 2015.
5) Entities dissolved in the financial year ended 31 December 2016.
6) Entities dissolved in the financial year ended 31 December 2017.
7) For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.) INC where voting rights are 100%.
8) All subsidiaries are consolidated in full.

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines	Singapore
Tuborg Havnevej 18,	2nd Floor	7th Floor	6 Battery Road #27-02
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169	Singapore 049909
Denmark	Andheri-Kurla Road	HV dela Costa Street	Singapore
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

United Kingdom	USA	Marshall Islands	Mauritius
Birchin Court	Suite 710	c/o The Trust	c/o Temple Corporate
20 Birchin Lane	2500 City West	Company of	Services
London, EC3V 9DU	Boulevard	Marshall Islands, Inc.	Temple Court 2,
United Kingdom	77042, Houston , Texas	P.O. Box 2095	Labourdonnais Street
	USA	Reston VA 20195-0095	Port Louis
		USA	Mauritius

Bermuda	Gibraltar	Brazil
c/o Estera Services	57/63 Line Wall Road	Avenida Rio Branco
(Bermuda Limited)	GX11 1AA	01-1201
Canon's Court	Gibraltar	CEP 200090-003
22 Victoria Street		Rio de Janeiro
PO Box 1624		Brazil
Hamilton HM GX
Bermuda

NOTE 25 - continued

Interest in legal entities included as joint ventures:
			2017
Entity	Country	% Control	Profit and loss from continuing operations	Other compre-hensive income	Total compre-hensive income
Long Range 2 A/S	Denmark	50%	-	-	-
LR2 Management K/S	Denmark	50%	-	-	-

For registered addresses, please refer to the table above.

NOTE 26 – EARNINGS PER SHARE & DIVIDEND PER SHARE

	2017	2016	2015
EARNINGS PER SHARE

Net profit/(loss) for the year (USDm)	2.4	-142.5	126.0

Million shares
Average number of shares	62.3	63.1	51.7
Average number of treasury shares	-0.3	-0.2	-

Average number of shares outstanding	62.0	62.9	51.7
Dilutive effect of outstanding share options	-	-	-
Average number of shares outstanding incl. dilutive effect of share options	62.0	62.9	51.7

Basic earnings/(loss) per share (USD)	0.04	-2.3	2.4

Diluted earnings/(loss) per share (USD)	0.04	-2.3	2.4

When calculating diluted earnings per share for 2017, RSUs have been omitted as they are out-of-the-money and thus anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to note 4 for information on the RSU share options.

	2017	2016	2015
DIVIDEND PER SHARE

Dividend for the year (USDm)	1.2	25.0	-

Number of shares, end of period (million)	62.3	62.3	63.8
Dividend per share	0.02	0.40	-

There is no proposed dividend as of 31 December 2017.

NOTE 27 – BUSINESS COMBINATIONS IN 2015

TORM A/S' Restructuring was completed on 13 July 2015 and included inter alia a contribution by OCM Njord Holdings S.à.r.l. ("Njord Luxco") of its 100% owned subsidiary Njord to TORM A/S in exchange for a controlling interest in TORM A/S.

Following the implementation of the Restructuring, Njord Luxco, held 61.99% of the voting rights (excluding the voting rights attached to the C Share) in TORM A/S, and its subsidiaries, including Njord and Njord's subsidiaries (the "Combined Group"), and controlled the Combined Group in accordance with IFRS 10 "Consolidated financial statements", as it controlled the majority of the voting rights in the Combined Group. Accordingly, the contribution of Njord by Njord Luxco in exchange for a controlling interest in the Combined Group was accounted for as a reverse acquisition in accordance with IFRS 3, "Business Combinations", which means that for financial reporting purposes, Njord was considered the accounting acquirer and the continuing reporting entity. Consequently, the consolidated financial statements of TORM following the Restructuring were a continuation of the financial statements of Njord as the reporting continuing entity, despite TORM A/S being the legal acquirer and the continuing publicly listed company.

Njord's purchase price for a controlling interest in TORM A/S is calculated as the fair value of the interest in Njord that the existing shareholders and warrant holders of TORM A/S would have received, had the business combination of TORM A/S and Njord not been a reverse acquisition. The value is based on the value agreed between TORM A/S, Njord Luxco and certain of TORM A/S' pre-Restructuring shareholders and lenders for the purposes of determining the ownership interest in TORM A/S obtained by Njord Luxco in exchange for the contribution of Njord.

Goodwill that arose in the combination related to the benefit of expected synergies from combining operations of the acquiree and the acquirer. These benefits were not recognized separately from goodwill, because they did not meet the recognition criteria for identifiable intangible assets.

The freight and other receivables acquired with a total fair value of USD 60.0m had a gross contractual amount of USD 61.9m. The best estimate at the acquisition date of the contractual cash flows not to expected to be collected is USD 1.9m.

No acquisition-related costs were incurred.

Since the acquisition date, revenue of USD 390.8m and profit for the period ended 31 December 2015 of USD 88.2m are included in the consolidated income statement in 2015.
Had the business combination been effected as of 1 January 2015, the revenue of the combined Group would have been USD 854.3m and the profit for the year would have been USD 186.7m in 2015.
NOTE 27 - continued
Assets acquired and liabilities assumed in the business combination at fair value
USDm
Tangible fixed assets	859.9
Investment in joint ventures	0.3
Bunkers	27.8
Freight receivables	53.4
Other receivables	6.6
Prepayments	10.6
Cash and cash equivalents	77.5
Deferred tax liabilities	-45.1
Mortgage debt and bank loans	-560.7
Finance lease liabilities	-13.5
Trade payables	-27.3
Current tax liabilities	-1.4
Other liabilities	-29.7
Time charter contracts	-1.6
Deferred income	-0.4
Net assets acquired	356.4
Goodwill	11.4
Consideration (purchase price)	367.8

Of which:
Shares	349.8
Warrants	18.0
367.8

COMPANY BALANCE SHEET
AS OF 31 DECEMBER

USD '000	Note	2017	2016
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Vessels	5	28,764	-
Total tangible fixed assets		28,764	-

Financial assets
Investments in subsidiaries	6	933,115	828,555
Total financial assets		933,115	828,555

Total non-current assets		961,879	828,555

CURRENT ASSETS
Loans to subsidiaries		36,039	-
Other receivables		1,031	1,066
Prepayments		439	-
Cash and cash equivalents		66,181	34,536
Total current assets		103,690	35,602

TOTAL ASSETS		1,065,569	864,157

USD '000	Note	2017	2016
EQUITY AND LIABILITIES
EQUITY
Common shares		623	623
Treasury shares		-2,887	-2,887
Hedging reserves		604	-
Share premium		810,263	809,956
Retained profit	2	16,014	14,240
Total equity		824,617	821,932

LIABILITIES
NON-CURRENT LIABILITIES
Mortgage debt and bank loans	3	167,550	27,153
Finance lease liabilities		25,294	-
Total non-current liabilities		192,844	27,153

CURRENT LIABILITIES
Mortgage debt and bank loans	3	17,009	2,565
Finance lease liabilities		2,899	-
Trade payables		293	1,284
Payables to subsidiaries		26,356	10,338
Other liabilities		1,551	885
Total current liabilities		48,108	15,072

Total liabilities		240,952	42,225

TOTAL EQUITY AND LIABILITIES		1,065,569	864,157

The financial statements of TORM plc, company number 09818726, have been approved by the Board of Directors and signed on their behalf by: Jacob Meldgaard Executive Director 8 March 2018

COMPANY STATEMENT OF CHANGES IN EQUITY

USD '000	Common shares	Treasury shares	Hedging reserves	Share premium	Retained profit	Total

EQUITY

Equity as of 1 January 2016	-	-	-	-	-1,097	-1,097

Comprehensive income for the year:
Net profit for the year	-	-	-	-	38,308	38,308
Other comprehensive income for the year	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	38,308	38,308

Share capital increase	623	-	-	-	-	623
Contribution in kind of subsidiary	-	-	-	813,100	-	813,100
Shareholders' contribution	-	-	-	-3,144	-	-3,144
Share-based compensation	-	-	-	-	2,029	2,029
Acquisition treasury shares, cost	-	-2,887	-	-	-	-2,887
Dividend paid	-	-	-	-	-25,000	-25,000
Total changes in equity 2016	623	-2,887	-	809,956	15,337	823,029

Equity as of 31 December 2016	623	-2,887	-	809,956	14,240	821,932

Comprehensive income for the year:
Net profit for the year	-	-	-	-	1,134	1,134
Other comprehensive income for the year	-	-	604	-	-	604
Total comprehensive income for the year	-	-	604	-	1,134	1,738

Shareholders' contribution	-	-	-	307	-	307
Share-based compensation	-	-	-	-	1,880	1,880
Dividend paid	-	-	-	-	-1,240	-1,240
Total changes in equity 2017	-	-	-	307	640	947

Equity as of 31 December 2017	623	-2,887	604	810,263	16,014	824,617

NOTES TO PARENT FINANCIAL STATEMENTS

NOTES TO PARENT FINANCIAL STATEMENTS

Note 1 – Accounting policies – Supplementary for the Parent Company	132
Note 2 – Profit/loss and total comprehensive income for the year	132
Note 3 – Interests and borrowings	132
Note 4 – Staff costs	132
Note 5 – Tangible fixed assets	133
Note 6 – Financial assets	133
Note 7 – Impairment testing	134
Note 8 – Collateral security for mortgage debt and bank loans	134
Note 9 – Guarantee commitments and contingent liabilities	134
Note 10 – Related party transactions	134

NOTE 1 – ACCOUNTING POLICIES – SUPPLEMENTARY FOR THE PARENT COMPANY

Basis of preparation
The Company meets the definition of a qualifying entity under Financial Reporting Standard 100 ("FRS 100") issued by the Financial Reporting Council. Therefore these financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework.

As permitted by FRS 101, the Company has taken advantages of the disclosure exemptions available under that standard in relation to accounting standards issued but not yet effective or implemented, share-based payment information, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash-flow statement and certain related party transactions.

The financial statements have been prepared on a going concern basis. Further information relating to the going concern assumption is provided in note 1 of the Group consolidated financial statements on page 94.

Where required, the equivalent disclosures are given in the Group's consolidated financial statements. Key sources of estimation uncertainty disclosure are provided in the accounting policies and in relevant notes to the Group consolidated financial statements as applicable. Details of the Company's share-based payment schemes are provided in note 4 of the Group consolidated financial statements on page 104.

Investment in subsidiaries and joint ventures
Investment in subsidiaries, associated companies and joint ventures are recognized and measured in the financial statements of the Parent Company at cost and classified as "non-current assets". Dividends are recognized under "Financial income".

The carrying amount of investment in subsidiaries and joint ventures is increased to its recoverable amount, if there have been changes in the estimates used to determine the recoverable amount since the last impairment loss was recognized.

Reversal of impairment losses on investment in subsidiaries and joint ventures is recognized in "Financial income".

NOTE 2 – PROFIT/LOSS AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR

As permitted by section 408 of the Companies Act 2006, the statement of comprehensive income of the Company is not presented as part of these financial statements.

The profit after tax for the year amounted to USD 1,134k (2016: USD 38,308k), and other comprehensive income for the year of the Company amounted to USD 604k (2016: USD 0k).

NOTE 3 – INTERESTS AND BORROWINGS

As of 31 December 2017, the Company had borrowed USD 187.5m (31 December 2016: USD 30m). The loan proceeds was USD 2.9m lower (2016: USD 0.3m) due to borrowing fees. The fees are amortized over the loan periods. In 2017, the Company had interest expenses of USD 6.0m (2016: USD 0.1m) regarding these loan facilities.

As of 31 December 2017, the Company had finance lease liabilities of USD 28.2m (31 December 2016: USD 0m). In 2017, the Company had interest expenses of USD 1.8m (2016: USD 0m) regarding financial leases.

NOTE 4 – STAFF COSTS

USD'000	2017	2016
Total staff costs
Staff costs included in administrative expenses	1,292	662
Total staff costs	1,292	662
Employee information The average number of employees is calculated as a full-time equivalent (FTE).

NOTE 5 – TANGIBLE FIXED ASSETS			NOTE 6 – FINANCIAL ASSETS
USD '000	2017	2016	USD'000	2017	2016
Vessels			Investments in subsidiaries
Cost:			Cost:
Balance as of 1 January	-	-	Balance as of 1 January	1,072,555	-
Additions	30,500	-	Contribution in kind of subsidiary	-	813,673
Balance as of 31 December	30,500	-	Additions	-	29,341
			Disposals	-728	-
Depreciation:			Capital increases in subsidiaries	197,007	227,512
Balance as of 1 January	-	-	Capital increases related to share-based payments	1,880	2,029
Depreciations for the year	1,736	-	Balance as of 31 December	1,270,715	1,072,555
Balance as of 31 December	1,736	-
			Impairment:
Carrying amount as of 31 December	28,764	-	Balance as of 1 January	244,000	-
			Impairment losses for the year	93,600	244,000
Of which finance leases as of 31 December	28,764	-	Balance as of 31 December	337,600	244,000

			Carrying amount as of 31 December	933,115	828,555

NOTE 7 – IMPAIRMENT TESTING

As of 31 December 2017, Management performed an impairment test of investments in subsidiaries. The subsidiaries of TORM plc are the formal owners of the TORM vessels and operate in the product tanker market.

As of 31 December 2017, the recoverable amount of the investments in subsidiaries was based on the value in use.

Based on this test, Management concluded that the investments in subsidiaries were impaired by USD 93.6m, as the carrying amount exceeded the value in use. The impairment was recognized in the profit and loss in "Financial income".

The assessment of the value in use of the subsidiaries was based on the present value of the expected future cash flows. Which is primarily influenced by the cash flows of the vessels owned by each subsidiary

Please refer to note 8 in the consolidated financial statements for further information in respect of the value in use of these vessels.

NOTE 8 – COLLATERAL SECURITY FOR MORTGAGE DEBT AND BANK LOANS

The carrying amount of investments in subsidiaries that have been provided as security for mortgage debt and bank loans amounts to USD 346,961k (2016: USD 18,800k, 2015: USD 0k).

NOTE 9 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The Company is guarantor for loan agreements established in the subsidiaries TORM A/S and VesselCo 9 Pte. Ltd.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.

Shareholders' contribution, dividend paid and treasury shares are disclosed in the consolidated statement of changes in equity.

The Company has received dividends from subsidiaries amounting to USD 103.0m (2016: USD 287.1m, 2015: USD 0.0m)
The Company has income in the form of Management fee from its subsidiary TORM A/S of USD 0.0m (2016: USD 0.0m, 2015: USD 00.m).
The Company has  income in form of bareboat hire from its subsidiary TORM A/S of USD 21.2m (2016: USD 9.9m, 2015: USD 0.0m).
The Company has paid bareboat hire to its subsidiaries in the amount of USD 17.1m (2016: USD 9.7m, 2015: USD 0.0m).

There have been no or limited transactions with related parties during the financial year other than the above disclosed.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS
OPINION

In our opinion:
•      the financial statements give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2017 and of the group's profit  for the year then ended;
•      the group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union;
•      the parent company financial statements have been properly prepared in accordance with United Kingdom generally accepted accounting practice, including FRS 101 "Reduced Disclosure Framework" ; and
•      the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements of TORM plc (the 'parent company') and its subsidiaries (the 'group') which comprise:
•          the consolidated income statement;
•          the consolidated statement of comprehensive income;
•          the consolidated and parent company balance sheets;
•          the consolidated and parent company statements of changes in equity;
the consolidated cash flow statement; and

•      the related notes 1 to 27 in respect of the group financial statements and notes 1 to 10 in respect of the parent company financial statements.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and IFRSs as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom generally accepted accounting practice).

BASIS FOR OPINION
We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We confirm that the non-audit services prohibited by the FRC's Ethical Standard were not provided to the group or the parent company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

SUMMARY OF OUR AUDIT APPROACH

Key audit matters
The key audit matter that we identified in the current year was:

•          Impairment of the Group's Tanker Segment

The key audit matter is the same as the prior year.

Materiality
The materiality that we used for the group financial statements was USD 10 million which was determined on the basis of 0.6% of total assets as the primary metric. In addition to this primary metric, we have also taken into consideration a number of other income statement and balance sheet metrics.

Scoping
All operations of the group were subject to a full scope audit.

Significant changes in our approach
In the current period we no longer identify the Recognition of Revenue and Voyage Expenses as a key audit matter.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - CONTINUED
CONCLUSIONS RELATING TO GOING CONCERN, PRINCIPAL RISKS AND VIABILITY STATEMENT

Going concern
We have reviewed the directors' statement in note 1 to the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them and their identification of any material uncertainties to the group's and company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements.

We confirm that we have nothing material to report, add or draw attention to in respect of these matters.

Principal risks and viability statement
Based solely on reading the directors' statements and considering whether they were consistent with the knowledge we obtained in the course of the audit, including the knowledge obtained in the evaluation of the directors' assessment of the group's and the company's ability to continue as a going concern, we are required to state whether we have anything material to add or draw attention to in relation to:

•      the disclosures on pages 39 to 40 that describe the principal risks and explain how they are being managed or mitigated;
•      the directors' confirmation on page 39 that they have carried out a robust assessment of the principal risks facing the group, including those that would threaten its business model, future performance, solvency or liquidity; or

•      the directors' explanation on page 49 as to how they have assessed the prospects of the group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We confirm that we have nothing material to report, add or draw attention to in respect of these matters.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that recognition of revenue and voyage expenses is no longer a key audit matter for the financial statements as there is low inherent accounting complexity and no history of material error in this account balance.

Impairment of the Group's Tanker Segment

Key audit matter description
As a consequence of ongoing low prevailing freight rates during 2017, the carrying value of the Group's Tanker segment was considered to be a key audit matter. Due to the high level of judgements involved, we have determined that there was a potential for fraud through possible manipulation of this balance. The carrying value of the Tanker segment at 31 December 2017, which consists of vessels and capitalized dry-docking and prepayments on vessels, was USD 1,382 million (2016: USD 1,388 million), a figure which incorporates the impact of a USD 185 million impairment charge recorded in the prior year.  The recoverable amount of the Tanker segment is highly sensitive to a number of key assumptions, as outlined further below.

Management has performed a review of the CGU for indicators of impairment and has subsequently conducted an impairment test, on a value in use (discounted cash flow) basis, using the following key assumptions:

•     future freight rates, which are based on the Group's most recent business plan for 2018-2020 and thereafter the 10-year historical average rates as achieved by the group, amended to exclude unusually high rates in 2008 as these are not considered to be representative of the future market, and also adjusted for inflation;
•     utilisation;
•     discount rate;
•      inflation rate;
•      operating expenditure; and
•      capital expenditure, including dry-docking.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - CONTINUED
In their prior year impairment assesment, management used the 10-year historical freight rate from Clarksons beyond the first 3 years. In the current year, as disclosed in note 8 of the financial statements, management has concluded that a more reliable estimate of long term future freight rates is the rate that has been achieved by the group over the previous 10 years, amended to exclude strong rates in 2008.

As referenced on page 102 of the financial statements, the carrying value of vessels is considered by management as a critical accounting judgement and key source of estimation uncertainty.

Management concluded that neither an impairment charge nor an impairment reversal was required. Further details of the amounts capitalised at 31 December 2017 and the related assumptions and sensitivities considered by management are provided in note 8 of the financial statements and in the Audit Committee report on page 60.

How the scope of the audit responded to the key audit matter
We have obtained management's value in use calculations and challenged the key assumptions by comparing them with publicly available information, our knowledge of the Group and industry and the Group's most recent business plan. This included:

•      assessing the design & implementation of management's controls to address the risk of impairment of its CGU;
•      understanding the process by which management has derived its value in use estimates;
•      understanding and evaluating the process used to develop the Group's business plan and comparing the key assumptions used for 2018-2020 to those applied in the value in use calculations;

•     challenging the freight rate assumptions used for 2018-2020 by comparing to third party forecasts for those periods;
•     obtaining an analysis from management which compares the rates that TORM has generated in the previous 10 years with the 10-year rates as published by Clarksons; obtaining appropriate supporting evidence for the rates included in this analysis; understanding the basis by which management believes TORM's historical rates are a more reliable estimate of long term future rates than the rates published by Clarksons; and understanding the basis for the exclusion of the 2008 rates from this analysis;
•      using our internal valuation specialists to perform an independent recalculation of the discount rate used;
•      evaluating management's historical ability to budget for operating expenses per day;
•      completing a scenario analysis, through which we sensitised future freight rates, the discount rate and the inflation rate and computed what we believed to be a reasonable range of recoverable amounts for the CGU, and then comparing the carrying value of the CGU against this range; and
•      testing the clerical accuracy of the value in use calculations.

Key observations
Based on our scenario analysis, we are satisfied that management's conclusion that neither an additional impairment charge nor an impairment reversal are required, lies towards the conservative (but acceptable) end of the range and we are satisfied it is reasonable.

OUR APPLICATION OF MATERIALITY
We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Group financial statements

Group materiality
USD 10 million (2016: USD 10million)

Basis for determining materiality
We determined materiality for the Group to be USD 10 million, which represents 0.6% of total assets, 1.3% of net assets, 2.5% of time charter equivalent earnings (TCE) and 6.3% of earnings before interest, tax, depreciation and impairment (EBITDA).

Our 2016 materiality was USD 10 million, representing 8.6% of normalized profit before tax (being average profit before tax for 2015 and 2016, adjusted to exclude impairment), 2.0% of 2016 TCE earnings, 5% of 2016 EBITDA and 1.3% of year end net assets.

Rationale for the benchmark applied
We have utilised total assets as our primary metric as we consider this represents the most stable and appropriate benchmark in a period of significant freight rate volatility. however, in addition to this primary metric, we have have also taken into consideration a number of other income statement and balance sheet metrics, as outlined above.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - CONTINUED
OUR APPLICATION OF MATERIALITY - CONTINUED
Parent company financial statements

Materiality
USD 6.2 million (2016: USD 8.0 million)

Basis for determining materiality
0.75% of total equity

Rationale for the benchmark applied
The nature of the parent Company is to have investments in subsidiaries and receive dividends from those subsidiaries.

As such, we find that the focus of the financial statement users will be total equity based on the fact that equity in all material regards expresses the investment made by the owners and is used to measure the return of investment made through the holding Company, and further indicates the Company´s ability to continue operating.

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of USD 0.5 million (2016: USD 0.5 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

AN OVERVIEW OF THE SCOPE OF OUR AUDIT
Our group audit was scoped by obtaining an understanding of the group and its environment, including group-wide controls, and assessing the risks of material misstatement at the group level. All significant elements of the group's finance and accounting function are situated and managed centrally in Copenhagen, Denmark, and operate under one common internal control environment; all operations of the group are also managed from this location. Accordingly, we concluded that the group's business represented a single component and therefore all operations of the group were subject to a full scope audit.

During the course of the audit, senior members of the UK audit team, including the Senior Statutory Auditor, supervised the members of the audit team who are based in Copenhagen, Denmark, and visited the

Copenhagen operations during the interim and completion stages of the audit.

OTHER INFORMATION
The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

In this context, matters that we are specifically required to report to you as uncorrected material misstatements of the other information include where we conclude that:
•      Fair, balanced and understandable – the statement given by the directors that they consider the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the group's performance, business model and strategy, is materially inconsistent with our knowledge obtained in the audit; or
•      Audit committee reporting – the section describing the work of the audit committee does not appropriately address matters communicated by us to the audit committee; or

•      Directors' statement of compliance with the UK Corporate Governance Code – the parts of the directors' statement required under the Listing Rules relating to the company's compliance with the UK Corporate Governance Code containing provisions specified for review by the auditor in accordance with Listing Rule 9.8.10R(2) do not properly disclose a departure from a relevant provision of the UK Corporate Governance Code.

We have nothing to report in response to those matters.

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF TORM PLC
REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS - CONTINUED
RESPONSIBILITIES OF DIRECTORS
As explained more fully in the statement of directors responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

USE OF OUR REPORT
This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

OPINIONS ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006

In our opinion the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:
•    the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
•     the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and of the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

Adequacy of explanations received and accounting records
Under the Companies Act 2006 we are required to report to you if, in our opinion:

•    we have not received all the information and explanations we require for our audit; or
•     adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•     the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors' remuneration
Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

OTHER MATTERS

Auditor tenure
Following the recommendation of the audit committee, we were appointed by the Board of Directors following incorporation of the new holding company on 14 December 2015 to audit the financial statements for the year ending 31 December 2015 and subsequent financial periods. The period of total uninterrupted engagement including previous renewals and reappointments of the firm is 3 years, covering the years ending 31 December 2015 to 31 December 2017.

Consistency of the audit report with the additional report to the audit committee
Our audit opinion is consistent with the additional report to the audit committee we are required to provide in accordance with ISAs (UK).

For and on behalf of Deloitte LLP:

David Paterson, ACA (Senior statutory auditor)
Statutory Auditor
London, UK
8 March 2018

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2017

Vessel Type	Vessel Class	Vessel	DWT	Built	Ownership	Carrying Value (USDm)
Tanker	LR2	TORM GUDRUN	99,965	2000	100%	12³⁾
Tanker	LR2	TORM HELENE ²⁾	99,999	1997	100%	10³⁾
Tanker	LR2	TORM INGEBORG	99,999	2003	100%	18³⁾
Tanker	LR2	TORM KRISTINA	99,999	1999	100%	13³⁾
Tanker	LR2	TORM MAREN	109,672	2008	100%	31³⁾
Tanker	LR2	TORM MARINA	109,672	2007	100%	32³⁾
Tanker	LR2	TORM MATHILDE	109,672	2008	100%	31³⁾
Tanker	LR2	TORM VALBORG	99,999	2003	100%	18³⁾

Tanker	LR1	TORM EMILIE	74,999	2004	100%	17³⁾
Tanker	LR1	TORM ESTRID	74,999	2004	100%	17³⁾
Tanker	LR1	TORM ISMINI	74,999	2004	100%	17³⁾
Tanker	LR1	TORM SARA	72,718	2003	100%	15³⁾
Tanker	LR1	TORM SIGNE	72,718	2005	100%	19³⁾
Tanker	LR1	TORM SOFIA	72,660	2005	100%	20³⁾
Tanker	LR1	TORM VENTURE	73,700	2007	100%	23³⁾

Tanker	MR	TORM AGNES	49,999	2011	100%	19
Tanker	MR	TORM AGNETE	49,999	2010	100%	22³⁾
Tanker	MR	TORM ALEXANDRA	49,999	2010	100%	22³⁾
Tanker	MR	TORM ALICE	49,999	2010	100%	19
Tanker	MR	TORM ALMENA	49,999	2010	100%	19
Tanker	MR	TORM AMALIE	49,999	2011	100%	19
Tanker	MR	TORM AMAZON	47,275	2002	100%	11³⁾
Tanker	MR	TORM ANABEL	49,999	2012	100%	23
Tanker	MR	TORM ARAWA	49,999	2012	100%	23
Tanker	MR	TORM ASLAUG	49,999	2010	100%	19
Tanker	MR	TORM ASTRID	49,999	2012	100%	25³⁾
Tanker	MR	TORM ATLANTIC	49,999	2010	100%	21³⁾

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2017 - continued

Vessel Type	Vessel Class	Vessel	DWT	Built	Ownership	Carrying Value (USDm)
Tanker	MR	TORM CAMILLA	44,990	2003	100%	11
Tanker	MR	TORM CARINA	46,219	2003	100%	11
Tanker	MR	TORM CAROLINE	44,999	2002	100%	12³⁾
Tanker	MR	TORM CECILIE	44,999	2001	100%	10³⁾
Tanker	MR	TORM CLARA	44,999	2000	100%	9³⁾
Tanker	MR	TORM ERIC	51,266	2006	100%	14
Tanker	MR	TORM FREYA	45,990	2003	100%	12³⁾
Tanker	MR	TORM GERD	45,960	2002	100%	13³⁾
Tanker	MR	TORM GERTRUD	45,990	2002	100%	11³⁾
Tanker	MR	TORM GUNHILD	44,999	1999	100%	7
Tanker	MR	TORM HARDRADA	45,983	2007	100%	14
Tanker	MR	TORM HELVIG	46,187	2005	100%	16³⁾
Tanker	MR	TORM HORIZON	46,955	2004	100%	12
Tanker	MR	TORM KANSAS	46,955	2006	100%	16³⁾
Tanker	MR	TORM LAURA	49,999	2008	100%	17
Tanker	MR	TORM LENE	49,999	2008	100%	17
Tanker	MR	TORM LILLY	49,999	2009	100%	19
Tanker	MR	TORM LOKE	51,372	2007	100%	19³⁾
Tanker	MR	TORM LOTTE	49,999	2009	100%	19
Tanker	MR	TORM LOUISE	49,999	2009	100%	19
Tanker	MR	TORM MARY ²⁾	44,990	2002	100%	13³⁾
Tanker	MR	TORM MOSELLE	47,024	2003	100%	11
Tanker	MR	TORM NECHES	47,052	2000	100%	8³⁾
Tanker	MR	TORM PLATTE	46,959	2006	100%	16³⁾
Tanker	MR	TORM RAGNHILD	46,187	2005	100%	16³⁾
Tanker	MR	TORM REPUBLICAN	46,955	2006	100%	16³⁾
Tanker	MR	TORM RESILIENCE	49,999	2005	100%	15³⁾

TORM FLEET OVERVIEW
AS OF 31 DECEMBER 2017 - continued

Vessel Type	Vessel Class	Vessel	DWT	Built	Ownership	Carrying Value (USDm)
Tanker	MR	TORM ROSETTA	47,015	2003	100%	11³⁾
Tanker	MR	TORM SAN JACINTO	47,038	2002	100%	11³⁾
Tanker	MR	TORM THAMES	47,036	2005	100%	16³⁾
Tanker	MR	TORM THOR	49,842	2015	100%	29
Tanker	MR	TORM THUNDER	49,842	2015	100%	29
Tanker	MR	TORM TIMOTHY	49,842	2015	100%	29
Tanker	MR	TORM TITAN	49,842	2015	100%	29
Tanker	MR	TORM TORINO	49,842	2015	100%	29
Tanker	MR	TORM TROILUS	49,842	2015	100%	29
Tanker	MR	TORM THYRA	45,950	2003	100%	12³⁾
Tanker	MR	TORM SOVEREIGN	49,999	2017	100%	32
Tanker	MR	TORM SUPREME	49,999	2017	100%	32
Tanker	MR	TORM VITA ²⁾	45,990	2002	100%	12³⁾

Tanker	Handysize	TORM CHARENTE	35,751	2001	100%	8³⁾
Tanker	Handysize	TORM GARONNE	37,178	2004	100%	13³⁾
Tanker	Handysize	TORM GYDA	36,207	2009	100%	18³⁾
Tanker	Handysize	TORM LOIRE	37,106	2004	100%	15³⁾
Tanker	Handysize	TORM OHIO	37,278	2001	100%	7
Tanker	Handysize	TORM RHONE ¹⁾	35,770	2000	100%	7
Tanker	Handysize	TORM SAONE	36,986	2004	100%	11
Tanker	Handysize	TORM TEVERE	37,383	2005	100%	14³⁾

¹⁾ Indicates that the vessels are assets held-for-sale.
²⁾ Finance leases.
³⁾ Indicates vessels for which TORM believes that, as of 31 December 2017, the basic charter-free market value is lower than the vessel's carrying amount.

GLOSSARY

Available earning days: A measure of unfixed operating days available for generating earnings.

B/B: Bareboat: A form of charter arrangement, where the charterer is responsible for all costs and risks in connection with the operation of the vessel.

Bunker hedge: A forward agreement used to reduce a company's exposure to fluctuating bunker costs.

Bunkers: Fuel with which to run a vessel's engines.

CAPEX: Capital expenditure.

Charter-in and Leaseback Days: A measure of operating days available for generating earnings from vessels that are not owned by the Company.

Charter party: A lease or freight agreement between a shipowner and a charterer for a longer period of time or for a single voyage.

Classification society: Independent organization, which ensures through verification of design, construction, building process and operation of vessels that the vessels at all times meet a long list of requirements to seaworthiness, etc. If the vessels do not meet these requirements, insuring and mortgaging the vessel will typically not be possible.

COA: Contract of Affreightment. A contract that involves a number of consecutive cargos at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker enabling the vessel to load refined oil products.

Commercial management: An agreement to manage a vessel's commercial operations for the account and risk of the shipowner.

Coverage: A measure of Covered days divided by Earning days.

Covered days: A measure of fixed operating days.

Demurrage: A charge against the charterer of a vessel for delaying the vessel beyond the allowed free time. The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK: Danish kroner.

Dwt: Deadweight ton. The cargo carrying capacity of a vessel.

EBIT/Operating profit/(loss): Earnings Before Interest and Tax.

Earning days: A measure of operating days available for generating earnings.

FFA: Forward Freight Agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

Handysize: A specific class of product tankers with a cargo carrying capacity of 20,000–40,000 dwt.

IAS: International Accounting Standards.

IFRS: International Financial Reporting Standards.

IMO: International Maritime Organization.

KPI: Key Performance Indicator. A measure of performance used to define and evaluate how the Company is making progress towards its long-term organizational goals.

Loan-to-value (LTV): A measure of notional debt divided by broker values of the encumbered vessels.

LR1: Long Range 1. A specific class of product tankers with a cargo carrying capacity of 60,000–80,000 dwt.

LR2: Long Range 2. A specific class of product tankers with a cargo carrying capacity of 80,000–110,000 dwt.

LTAF: Lost Time Accident Frequency. Work-related personal injuries that result in more than one day off work per million hours of work.

MR: Medium Range. A specific class of product tankers with a cargo carrying capacity of 40,000–60,000 dwt.

MT: Metric ton.

Oaktree: Oaktree Capital Management, L.P.

Oil major: One of the world's largest publicly owned oil and gas companies. Examples of oil majors are BP, Chevron, ExxonMobil, Shell and Total.

OPEC: Organization of the Petroleum Exporting Countries.

Owned days: A measure of operating days available for generating earnings from vessels that are owned by the Company.

P&I club: Protection & Indemnity club.

Pool: A grouping of vessels of similar size and characteristics, owned by different owners but commercially operated jointly. The pool manager is mandated to charter the vessels out for the maximum benefit of the pool as a whole. Earnings are equalized taking account of differences in vessel specifications, the number of days the vessels have been ready for charter, etc.
Product tanker: A vessel suitable for carrying clean petroleum products such as gasoline, jet fuel and naphtha.

Spot market: Market in which vessels are contracted for a single voyage for near-term delivery.

T/C: Time charter:. An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the vessel, but the charterer must pay port costs and bunkers.

Technical management: An agreement to manage a vessel's technical operations and crew for the account and risk of the shipowner.

Ton-mile: A unit of freight transportation equivalent to a ton of freight moved one mile.

UN Global Compact: The United Nation's social charter for enterprises, etc.

Vetting: An audit of the safety and performance status of a tanker vessel made by oil majors.

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	$\frac{\text{TCE}}{\text{Revenue}}$
Gross profit %	=	$\frac{\text{Gross profit}}{\text{Revenue}}$
EBITDA %	=	$\frac{\text{EBITDA}}{\text{Revenue}}$
Operating profit/(loss) %	=	$\frac{\text{Operating profit/(loss) (EBIT)}}{\text{Revenue}}$
Return on Equity (RoE) %	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average equity}}$
Return on Invested Capital (RoIC) %	=	$\frac{\text{Operating profit/(loss) less tax}}{\text{Average invested capital}}$
Adjusted Return on Invested Capital (Adjusted RoIC) %	=	$\frac{\text{Operating profit/(loss) less tax less impairment charges}}{\text{Average invested capital less average impairment charges}}$
Equity ratio	=	$\frac{\text{Equity}}{\text{Total assets}}$
Earnings per share, EPS	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares}}$
Diluted earnings/(loss) per share, EPS (USD)	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares less average number of treasury shares}}$

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES
Net profit excluding impairment: Net profit excluding impairment is net profit less impairment. The table below states the net profit without the impact of the impairment adjustment of 185m USD in 2016:

USDm	2017	2016	2015	Pro forma 2015
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	2.4	-142.5	126.0	186.7
Reversal of impairment losses on tangible and intangible assets	-	185.0	-	-
Net profit excluding impairment	2.4	42.5	126.0	186.7

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	2017	2016	2015	Pro forma 2015
Reconciliation to revenue
Revenue	657.0	680.1	540.4	854.3
Port expenses, bunkers and commissions	-259.9	-221.9	-169.6	-272.3
TCE earnings	397.1	458.3	370.8	582.0

Gross profit: TORM defines Gross profit, a performance measure as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	2017	2016	2015	Pro forma 2015
Reconciliation to revenue
Revenue	657.0	680.1	540.4	854.3
Port expenses, bunkers and commissions	-259.9	-221.9	-169.6	-272.3
Charter hire	-8.5	-21.5	-12.0	-31.4
Operating expenses	-188.4	-195.2	-122.9	-189.6
Gross profit	200.2	241.5	235.9	361.0

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities, and amortised bank fees less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	2017	2016	2015	Pro forma 2015
Mortgage debt and bank loans (current and non-current)	720.9	669.6	766.2	766.2
Finance lease liabilities	28.2	13.6	13.6	13.6
Amortized bank fees	4.8	2.0	1.0	1.0
Cash and cash equivalents	-134.2	-76.0	-168.3	-168.3
Net interest-bearing debt	619.7	609.2	612.5	612.5

GLOSSARY ALTERNATIVE PERFORMANCE MEASURES – continued
Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	2017	2016	2015	USDm	2017	2016	2015
Operating profit/(loss) (EBIT)	39.5	-107.2	143.0	EBIT less Tax	38.8	-108.0	141.9
Tax	-0.8	-0.8	-1.0	Impairment	-	185.0	-
EBIT less Tax	38.8	-108.0	141.9	EBIT less tax and impairment	38.8	77.0	141.9

Average invested capital ¹⁾	1,396.9	1,487.7	1,080.3	Average invested capital¹⁾	1,396.9	1,487.7	1,080.3
				Average impairment ²⁾	185.0	92.5	-
Return on Invested Capital (RoIC)	2.8%	-7.2%	13.2%	Average invested capital less average impairment	1,581.9	1,580.2	1,080.3

¹⁾ Average invested capital is calculate as the average of the opening- and closing balance of invested capital.				Adjusted RoIC	2.4%	4.9%	13.2%

¹⁾ Average invested capital is calculate as the average of the opening- and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening- and closing balances of impairment charges on vessels and goodwill in the balance sheet.

GLOSSARY ALTERNATIVE PERFORMANCE MEASURES – continued
EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to "interest" for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods, capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	2017	2016	2015	Pro forma 2015
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	2.4	-142.5	126.0	186.7
Tax	0.8	0.8	1.1	1.1
Financial expenses	40.6	37.3	16.9	32.1
Financial income	-4.3	-2.8	-1.0	-1.4
Depreciation	114.5	122.2	67.3	100.7
Impairment losses on tangible and intangible assets	3.6	185.0	-	-
EBITDA	157.6	200.0	210.3	319.2

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio  as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels, and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	USDm	2017	2016	2015

	Vessel values including newbuildings (broker values)	1,661.1	1,445.8	1,951.0
	Total (value)	1,661.1	1,445.8	1,951.0

	Outstanding debt ¹⁾	753.9	685.2	780.8
	Committed CAPEX on newbuildings	306.9	148.8	223.9
	Cash and cash equivalents	-134.2	-76.0	-168.3
	Total (loan)	926.6	758.0	836.4

	Loan-to-value (LTV) ratio	55.8%	52.4%	42.9%

	¹⁾ Outstanding debt includes long-term and short-term Mortgage and bank loans and Finance liabilities.

GLOSSARY ALTERNATIVE PERFORMANCE MEASURES - continued
Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	2017	2016	2015	Pro forma 2015	USDm	2017	2016	2015
Tangible and intangible fixed assets	1,384.8	1,389.7	1,578.5	1,578.5	Net Asset Value per share
Investments in joint ventures	0.3	0.3	0.3	0.3	Total vessel values including newbuildings (broker values)	1,661.1	1,445.8	1,951.0
Bunkers	33.2	31.6	25.6	25.6	Committed CAPEX on newbuildings	-306.9	-148.8	-223.9
Accounts receivables ¹⁾	87.5	73.7	94.8	94.8	Cash position	134.2	76.0	168.3
Assets held-for-sale	6.6	-	-	-	Bunkers	33.2	31.6	25.6
Deferred tax liability	-44.9	-45.0	-45.1	-45.1	Freight receivables	71.3	62.5	83.1
Trade payables ²⁾	-60.0	-61.6	-64.3	-64.3	Other receivables	11.8	8.1	5.8
Current tax liabilities	-1.4	-0.8	-1.8	-1.8	Other plant and operating equipment	1.9	1.8	2.5
Deferred income	-0.1	-0.2	-0.4	-0.4	Investments in joint ventures	0.3	0.3	0.3
Invested capital	1,406.0	1,387.7	1,587.6	1,587.6	Prepayments	4.4	3.0	5.9
¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.					Outstanding debt ¹⁾	-753.9	-685.2	-780.8
²⁾ Trade payables includes Trade payables and Other liabilities.					Trade payables	-26.2	-28.5	-22.3
					Other liabilities	-33.8	-33.0	-42.1
					Current tax liabilities	-1.4	-0.8	-1.8
					Total Net Asset Value (NAV)	796.0	732.8	1,171.6
					Total number of shares excluding treasury shares (million)	62.0	62.0	63.8

					Total Net Asset Value per share (NAV/share)	12.8	11.8	18.4
					¹⁾ Outstanding debt includes long-term and short-term Mortgage and bank loans and Finance liabilities.